
13002195


Corcept
THERAPEUTICS

2012
ANNUAL REPORT
&
2013
PROXY STATEMENT

To our Stockholders,

On February 17th, 2012, our first medication, Korlym, was approved. As the U.S. Food and Drug Administration (FDA) stated in its press release of the same day: "Prior to FDA's approval of Korlym, there were no approved therapies for the treatment of endogenous Cushing's syndrome."

As all of you know, a pharmaceutical company first medication approval is a monumental event. We are proud of our clinical and regulatory team; they assembled a New Drug Application (NDA) that was comprehensive, well-organized and compelling. We knew that, in the end, we would need to walk through the same door at the FDA as Pfizer, Merck and Lilly and we did it with flying colors. While the number of our employees is small, each is exceptional and Korlym's approval on its PDUFA target date is tangible proof. This was the twentieth successful NDA for Bob Roe, M.D., our President and Head of Development.

Corcept's medical goal is to develop treatments for severe illnesses affected by cortisol, a hormone often referred to as the "stress" hormone. Cushing's syndrome is the archetypal disorder of cortisol excess. It is not caused by stress (although stress may make it worse.) It is caused by a tumor that produces cortisol or adrenocorticotrophic hormone (ACTH), a hormone that stimulates the production of cortisol. Since cortisol affects virtually every organ system, patients often have many problems, including diabetes, truncal obesity, muscle wasting, depression, cognitive difficulties and psychosis. The fact that Cushing's syndrome produces great suffering and disruptions to all aspects of normal life for those affected never leaves our mind as we work towards successfully commercializing Korlym.

Prior to Korlym's approval, we did not have a great amount of money to spend on launching Korlym. For instance, we felt it imprudent to establish a field force that potentially would sit idle if our trip through the FDA took longer than anticipated. However, we did accomplish several important foundation steps:

We established a specialty pharmacy distribution system.

We prepared both private and public insurers for Korlym's arrival.

We formed strong relationships with advocates for the prompt diagnosis of Cushing's syndrome and its optimal treatment.

As a result, we were able to make Korlym available to patients in April 2012, with immediate reimbursement from all payors. Equally important, we made a commitment that every patient with Cushing's syndrome whose doctor prescribes Korlym will receive it. We began an active payor assistance program and have partnered with the National Organization for Rare Diseases to make our goal logistically feasible.

In 2012, after Korlym was approved, we raised $88 million, $58 million in two equity transactions and another $30 million in a non-dilutive capped royalty transaction. This allowed us to flesh out our commercial effort, a program still evolving today. Initially, we hired a team of skilled medical science liaisons to call on endocrinologists at major medical centers; we are confident that we quickly established strong relationships there. Interestingly, however, we learned that although many patients with Cushing's syndrome are first treated with surgery at major academic centers, if their surgery fails (and, unfortunately, it does in about half of the cases), their treatment often shifts to endocrinologists in their local communities. This finding spurred us to hire experienced sales representatives (we now have nineteen) to augment our geographic reach to this larger than expected prescriber base. They began calling on endocrinologists in mid-October.

We have long believed that our biggest commercial challenge would be getting endocrinologists to write their first Korlym prescription. Because it blocks the effects of cortisol rather than lowering its level in the body, Korlym treats Cushing's syndrome in a fundamentally different way than surgically removing the adrenal glands or disrupting the body's ability to produce cortisol. Receptor blockade is a well-understood approach to many illnesses but is new for the treatment of Cushing's syndrome. We expected endocrinologists to take a conservative approach to their prescribing of Korlym, putting their sickest patients on the medication and waiting to see its results. As was the case in our phase 3 study, we expected that positive outcomes would lead to second and third prescriptions from the same doctors for less ill patients and from the colleagues of the doctors who had successfully treated patients. This has started to happen. The major work of bringing Korlym to patients remains a process of doctor-by-doctor education. Our most powerful promotional tool is that Korlym works.

Korlym's commercialization for Cushing's syndrome is the major focus of investors in Corcept at this point. However, in the last ten years, increasing amounts of evidence has emerged demonstrating that aberrant cortisol activity plays a role in a variety of other important metabolic, psychiatric and oncologic diseases ranging from diabetes to depression to post traumatic stress disorder to breast cancer. Our summer financing allowed us to expand and energize our phase 3 trial testing the use of mifepristone (Korlym's generic name) to treat psychotic depression, a particularly severe variant of depression characterized by concurrent hallucinations or delusions. We believe that brief treatment with mifepristone may be particularly effective at rapidly reducing or eliminating the disease's psychotic symptoms.

In addition to our Korlym/mifepristone activities, a very exciting part of Corcept's picture is the emergence of our selective GRII antagonist program. Korlym is a potent blocker of the GRII receptor, one of the body's two receptors for cortisol. Korlym also blocks the body's progesterone receptors. Our new compounds — we have over 300 of them — block only the GRII receptor. This is potentially a powerful medical advance. In addition to being able to offer an improved medication for the treatment of Cushing's syndrome, we may be able to develop medications for diseases of greater and more varied populations. We have more than twenty collaborations with academic investigators testing our compounds in a wide variety of pre-clinical models. We expect to choose the most promising of these compounds and bring them in-house for more accelerated development of their best-fit indications in the near future.

We have clear near-term, intermediate and long-term goals at Corcept:

Reach every patient with Cushing's syndrome who might be helped by Korlym.

Bring mifepristone to the market for the treatment of psychotic depression.

Energetically and creatively develop our next-generation compounds to ultimately treat life threatening diseases.

Corcept's clinical programs have been and will be chosen because they target debilitating diseases where patients have few, if any, choices. We know that if we succeed in helping these patients, their lives and the lives of those close to them will improve substantially. Their new health will be the engine of our company's prosperity.

Sincerely,



Joseph K. Belanoff, M.D.
Chief Executive Officer
Corcept Therapeutics Incorporated

Corcept Therapeutics Incorporated
149 Commonwealth Drive
Menlo Park, California 94025

Notice of Annual Meeting of Stockholders
To Be Held on May 17, 2013

Dear Stockholder:

The Annual Meeting of Stockholders of Corcept Therapeutics Incorporated, or the Company, will be held on Friday, May 17, 2013 at 8:00 a.m. local time at the Company's headquarters located at 149 Commonwealth Drive, Menlo Park, CA 94025 for the following purposes, as more fully described in the accompanying Proxy Statement:

1. To elect eight directors to hold office until the 2014 Annual Meeting of Stockholders and until their successors are duly elected and qualified.
2. To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013.
3. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

Only stockholders of record at the close of business on April 10, 2013 will be entitled to notice of, and to vote at, such meeting or any adjournments or postponements thereof.

By Order Of the Board of Directors,



Robert L. Roe, M.D.
President and Secretary

Menlo Park, California
April 17, 2013

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on May 17, 2013

Our 2013 Proxy Materials are available at www.corcept.com/proxymaterials/2013.

YOUR VOTE IS IMPORTANT!

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE VOTE YOUR SHARES BY INTERNET, BY TELEPHONE OR YOU CAN COMPLETE, SIGN, DATE AND MAIL PROMPTLY THE ACCOMPANYING PROXY CARD IN THE ENCLOSED RETURN ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. THIS WILL ENSURE THE PRESENCE OF A QUORUM AT THE MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH TO DO SO EVEN IF YOU HAVE PREVIOUSLY SENT IN YOUR PROXY CARD. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN FROM THE RECORD HOLDER A PROXY ISSUED IN YOUR NAME.

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TABLE OF CONTENTS

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Corcept Therapeutics Incorporated
149 Commonwealth Drive
Menlo Park, California 94025
650-327-3270

PROXY STATEMENT

2013 ANNUAL MEETING OF STOCKHOLDERS

General

We are furnishing this Proxy Statement and the enclosed proxy in connection with the solicitation of proxies by our Board of Directors, or Board, for use at the Annual Meeting of Stockholders of Corcept Therapeutics Incorporated, or the Company, to be held on May 17, 2013 at 8:00 a.m. local time, at our headquarters located at 149 Commonwealth Drive, Menlo Park, California 94025 and at any adjournments thereof, or the Annual Meeting. This Proxy Statement and accompanying proxy card are being first mailed to stockholders on or about April 17, 2013.

Who Can Vote

Only holders of our common stock as of the close of business on April 10, 2013, or the Record Date, are entitled to vote at the Annual Meeting. Stockholders who hold shares of our common stock in "street name" may vote at the Annual Meeting only if they hold a valid proxy from their broker.

Shares Outstanding and Quorum

As of the Record Date, there were 99,814,250 shares of common stock outstanding. A majority of the outstanding shares of common stock entitled to vote at the Annual Meeting must be present in person or by proxy in order for there to be a quorum at the meeting. Stockholders of record who are present at the meeting in person or by proxy and who abstain from voting, including brokers holding customers' shares of record who cause abstentions to be recorded at the meeting, will be included in the number of shares present at the meeting for purposes of determining whether a quorum is present.

Voting Rights

Each stockholder of record is entitled to one vote at the Annual Meeting for each share of common stock held by such stockholder on the Record Date. Stockholders do not have cumulative voting rights. Stockholders may vote their shares by using the proxy card enclosed with this Proxy Statement. All proxies we receive which are properly voted, whether by signed proxy card, by telephonic or internet voting, that have not been revoked will be voted in accordance with the instructions contained in the proxy. If a proxy is received which does not specify a vote or an abstention, the shares represented by that proxy will be voted (a) for the nominees to the Board listed on the proxy card and in this Proxy Statement and (b) for the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013. We are not aware, as of the date hereof, of any matters to be voted upon at the Annual Meeting other than those stated in this Proxy Statement and the accompanying Notice of Annual Meeting of Stockholders. If any other matters are properly brought before the Annual Meeting, the enclosed proxy card gives discretionary authority to the persons named as proxies to vote the shares represented by the proxy card in their discretion.

Votes Required to Approve Each Proposal

Under Delaware law and our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, if a quorum exists at the Annual Meeting, (a) the eight nominees for director who receive the greatest number of votes cast will be elected to the Board and (b) the proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013 will be approved if the proposal receives the affirmative vote of the majority of the votes cast affirmatively or negatively.

Abstentions and broker non-votes will have no impact on the election of directors since they have not been cast in favor of or against any nominee. Abstentions and broker non-votes will likewise not have any effect on the proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013 because approval of this proposal is based solely on the number of votes cast affirmatively or negatively.

Revocability of Proxies

A stockholder of record may revoke a proxy at any time before it is voted at the Annual Meeting by (a) delivering a proxy revocation or another duly executed proxy bearing a later date to the Secretary of our Company at 149 Commonwealth Drive, Menlo Park, California 94025 or (b) attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not revoke a proxy unless the stockholder actually votes in person at the meeting.

Solicitation of Proxies

The proxy card accompanying this Proxy Statement is solicited by our Board. We will pay all of the costs of soliciting proxies. In addition to solicitation by mail, our officers, directors and employees may solicit proxies personally, or by telephone, without receiving additional compensation. We, if requested, will pay brokers, banks and other fiduciaries that hold shares of common stock for beneficial owners for their reasonable out-of-pocket expenses of forwarding these materials to stockholders.

Householding of Proxy Materials

Householding is a procedure approved by the Securities and Exchange Commission, or the SEC, under which stockholders who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of our Proxy Statement from a company, single bank, broker or other intermediary, unless one or more of these stockholders notifies us, the bank, broker or other intermediary that they wish to continue to receive individual copies. At the present time, we do not "household" for any of our stockholders of record. However, as explained below, your bank, broker or other intermediary may be householding your account if you hold your shares in street name.

If you hold shares in street name, your bank, broker or other intermediary may be delivering only one copy of our Proxy Statement to multiple stockholders of the same household who share the same address, and may continue to do so, unless your bank, broker or other intermediary has received contrary instructions from one or more of the affected stockholders in the household. If you are such a beneficial holder, contact your bank, broker or other intermediary directly in order to receive a separate set of our proxy materials.

NOMINEES TO BOARD OF DIRECTORS

At the Annual Meeting, the stockholders will vote on the election of eight directors, each to serve for a one-year term until the annual meeting of stockholders in 2014 and until their successors are duly elected and qualified.

The name, age as of April 17, 2013 and principal occupation of each person nominated for election to the Board, all of whom currently serve as our directors, are set forth below:

Name	Age	Occupation
James N. Wilson (3)	69	Chairman of the Board of the Company
Joseph K. Belanoff, M.D.	55	Chief Executive Officer of the Company
G. Leonard Baker, Jr. (2)	70	Venture Capitalist
Daniel M. Bradbury (2)	52	Independent Director
Joseph C. Cook, Jr. (2) (3)	71	Investor
Patrick G. Enright (1)	51	Venture Capitalist
David L. Mahoney (1) (2)	58	Private Equity Investor
Joseph L. Turner (1) (3)	61	Independent Director

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Corporate Governance and Nominating Committee

The directors are elected at each annual meeting of stockholders, or special meeting in lieu thereof. The directors serve for a one-year term until the next annual meeting of stockholders and until their successors are duly elected and qualified. In addition to the information presented below regarding each director's specific experience, qualifications, attributes and skills that led our Board to the conclusion that each individual should serve as a director, we also believe that all of our director nominees have a reputation for integrity, honesty and adherence to high ethical standards. They each have demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to us and our Board. Our Board believes that the backgrounds and qualifications of the directors, considered as a group, provide a significant mix of experience, knowledge and abilities that allows the Board to fulfill its responsibilities.

James N. Wilson has served as a director and as Chairman of our Board since 1999. In addition, since 2005, Mr. Wilson has been the Chairman of the Board of NuGEN Technologies, Inc., a provider of systems for genomic analysis. From 2002 to 2009, he served as the lead independent director of Amylin Pharmaceuticals, Inc., a publicly-traded biopharmaceutical company, and from 1996 to 2001 Mr. Wilson was Chairman of the Board of Amira Medical, Inc., which was acquired by Hoffmann-La Roche A.G. From 1991 to 1994, he was Chief Operating Officer of Syntex Corporation, which was acquired by Roche Holding, Ltd. From 1989 to 1990, Mr. Wilson was Chairman and Chief Executive Officer of Neurex Corporation, which was acquired by Elan Corporation plc, and from 1982 to 1988, Mr. Wilson was Chief Executive Officer of LifeScan, Inc., which was acquired by Johnson & Johnson Company. Mr. Wilson received his B.A. and M.B.A. from the University of Arizona. Our Board selected Mr. Wilson to serve as a director because he brings to our Board extensive experience in the biotechnology industry, evidenced by nearly 30 years of representing biotechnology companies as a director or officer.

Joseph K. Belanoff, M.D. is a co-founder of our company and has served as a member of our Board and as our Chief Executive Officer since 1999. Dr. Belanoff is currently a clinical faculty member and has held various positions in the Department of Psychiatry and Behavioral Sciences at Stanford University since 1992. Dr. Belanoff received his B.A. from Amherst College and his M.D. from Columbia University's College of Physicians & Surgeons. Our Board selected Dr. Belanoff to serve as a director because, as our Chief Executive Officer, he brings expertise and knowledge regarding our business and operations to our Board of Directors. Dr. Belanoff also has expertise in clinical medicine and psychopharmacology.

G. Leonard Baker, Jr. has served as a member of our Board since 1999. Since 1973, Mr. Baker has been a Managing Director of the General Partner of Sutter Hill Ventures, a venture capital firm in Palo Alto, CA. Mr. Baker currently serves on the board of Youku Inc., a publicly traded company, where he is a member of the Audit and Compensation Committees. He also serves on the boards of a number of private companies. Mr. Baker received his B.A. from Yale University and his M.B.A. from Stanford University. Mr. Baker's contributions as a director include his broad experience and expertise in advising companies in capital raising, strategic transactions and operations.

Daniel M. Bradbury has served as a member of our Board since October 2012. Mr. Bradbury is the founder and Managing Member of BioBrit, LLC, a life sciences consulting firm and investment fund. Mr. Bradbury served as President and Chief Executive Officer of Amylin Pharmaceuticals, Inc. (Amylin) from March 2007 until its acquisition by Bristol-Myers Squibb Company in August 2012. From June 2006 until August 2012 he was a member of Amylin's board of directors and served on its Finance and Risk Management Committee. Mr. Bradbury served as Amylin's President (2006 to 2007), Chief Operating Officer (2003 to 2006) and Executive Vice President (2000 to 2003) and held a variety of sales and marketing positions (1994 to 2003). Before joining Amylin, Mr. Bradbury worked in marketing and sales roles for ten years at SmithKline Beecham Pharmaceuticals. He currently serves on the boards of directors and is a member of board committees of the following publicly-traded companies: Illumina, Inc., (Audit and Compensation Committees), Geron Corporation (Audit Committee) and BioMed Realty (Compensation Committee and Nominating and Governance Committee). Mr. Bradbury also serves on the board of trustees of the Keck Graduate Institute, the Investor Growth Capital Advisory Board, and the BioMed Ventures Advisory Committee. Mr. Bradbury currently serves on the University of California San Diego's Rady School of Management's Advisory Council and the University of Miami's Innovation Corporate Advisory Council. He received a Bachelor of Pharmacy from Nottingham University and a Diploma in Management Studies from Harrow and Ealing Colleges of Higher Education in the United Kingdom. Our Board selected Mr. Bradbury to serve as a director because he brings to our Board extensive experience in operations and management in the pharmaceutical industry.

Joseph C. Cook, Jr. has served as a member of our Board since 2002. Mr. Cook is a founder and director of Ironwood Pharmaceuticals, Inc., a publicly traded biotechnology company, and served as Chairman of its board from 1998 to 2010. Mr. Cook is a principal, director and co-founder of Mountain Group Capital, LLC, a private investment company, and a principal, director and founder of The Limestone Fund, a recipient of the State of Tennessee TNInvestco award. He is a founder and serves as chairman of the board of Clinical Products, a private company marketing medical food for people with diabetes. Mr. Cook served as chairman of Amylin Pharmaceuticals, Inc. from 1998 to 2009 and was chief executive officer from 1998 to 2003. He spent 28 years at Eli Lilly and Co., or Lilly, retiring in 1993 as a Group Vice-President. In 2009, Mr. Cook received the Pinnacle Award for Life Science Leadership from the Rady School of Management at the University of California at San Diego. In 1999, Mr. Cook also received The Nathan W. Dougherty Award for Distinguished Service in the Engineering Profession from the University of Tennessee. Mr. Cook received his B.S. in Engineering from the University of Tennessee in 1965. Our Board selected Mr. Cook to serve as a director because he brings to our Board extensive experience in the pharmaceutical industry.

Patrick G. Enright has served as a member of our Board since 2008. He is a founder of Longitude Capital, a venture capital firm focused on investments in pharmaceutical and medical technology companies, and has served as its Managing Director since 2006. From 2002 through 2006, Mr. Enright was a Managing Director of Pequot Ventures, a venture capital investment firm, where he co-led the life sciences investment practice. Mr. Enright also has significant life sciences operations experience, beginning his career more than 25 years ago at Sandoz (now Novartis), a pharmaceutical company. He currently serves on the boards of directors of several privately held companies and Jazz Pharmaceuticals plc, a publicly traded pharmaceutical company, where he serves as a member of the Audit and Compensation Committees. In the past five years he also served as a director of Threshold Pharmaceuticals Inc. and Sequenom Inc. Mr. Enright received a B.S. from Stanford

University and an M.B.A. from the Wharton School at the University of Pennsylvania. As a venture capital investor focused on life science companies and someone who has worked in the pharmaceutical industry, Mr. Enright brings to our board of directors both operating experience and financial expertise in the life sciences industry.

David L. Mahoney is a private equity investor who has served as a member of our Board since July 2004. From 1999 to 2001, Mr. Mahoney served as co-CEO of McKesson HBOC, Inc., a healthcare supply management and information technology company and as CEO of iMcKesson LLC, a healthcare management and connectivity company. He joined McKesson Corporation in 1990 as Vice President for Strategic Planning. Prior to joining McKesson, Mr. Mahoney was a principal with McKinsey & Company, a management consulting firm, where he worked from 1981 to 1990. Mr. Mahoney serves on the Board of Symantec Corporation (Symantec), a publicly-traded software technology company, including as a member of the Compensation and Nominating and Governance Committees. Mr. Mahoney also served as a member of the Audit Committee of Symantec from 2003 to 2011. He also serves on the Board of Directors of several privately-held organizations including Adamas Pharmaceuticals, Inc., San Francisco Museum of Modern Art and Mercy Corps and is a Trustee of the Schwab/Landis Family of Funds. Mr. Mahoney also serves on the Board of Directors of Northern California Public Broadcasting, Inc., a non-profit public television and radio operator. Mr. Mahoney received his B.A. from Princeton University and his M.B.A. from Harvard University. Our Board selected Mr. Mahoney to serve as a director because he brings to our Board extensive experience in pharmaceutical distribution, fiscal management and in operating and advising technology companies.

Joseph L. Turner is a retired financial executive who has served as a member of our Board since August 2010. Mr. Turner was Senior Vice President of Finance and Administration and Chief Financial Officer at Myogen, Inc., a therapeutics company focused on cardiovascular disease, from 1999 until its acquisition by Gilead Sciences, Inc. in November 2006. Prior to Myogen, Inc., he served as Vice President, Finance and Chief Financial Officer at Centaur Pharmaceuticals, Inc., a privately-held biopharmaceutical company, from 1997 to 1999 and as Vice President, Finance and Chief Financial Officer of Cortech, Inc. from 1992 to 1997. From 1979 to 1991, Mr. Turner worked at Lilly, where he held a variety of financial management positions both within the United States and abroad. Mr. Turner is currently a member of the Board of Directors of Alexza Pharmaceuticals, Inc. (Alexza), and Kythera Biopharmaceuticals (Kythera), publicly traded biotechnology companies. Mr. Turner serves as the Chair of the Audit and Ethics Committee of Alexza and of the Audit Committee of Kythera. He also serves on the Board of Directors of BioClin Therapeutics, Inc., a privately held pharmaceutical company. Mr. Turner also currently serves on the Board of Managers of Swarthmore College and of the Linda Crnic Foundation for Down Syndrome Research at the University of Colorado Medical School. Mr. Turner previously served on the Board of Directors and committees of several publicly-held biotechnology companies: member of the board and chair of the Audit Committee of Allos Therapeutics, Inc. (acquired by Spectrum Pharmaceuticals); member of the board and Audit Committee of QLT, Inc. and SGX Pharmaceuticals, Inc., (acquired by Lilly). Mr. Turner also served previously on Board of Directors and committees of privately-held biotechnology companies: director and Chairman of the Audit Committee of NovaCardia, Inc. (acquired by Merck & Co., Inc.) and director of Sequel Pharmaceuticals, Inc. and ApopLogic Pharmaceuticals, Inc. Mr. Turner received his M.B.A. from the University of North Carolina at Chapel Hill, an M.A. in Molecular Biology from the University of Colorado at Boulder and a B.A. in Chemistry from Swarthmore College. Our Board selected Mr. Turner to serve as a director because he brings to our Board more than 30 years of experience in financial management and fiscal oversight of biotechnology companies.

There are no family relationships among any of our directors or executive officers.

DIRECTOR NOMINATION

The information below describes the criteria and process that the Corporate Governance and Nominating Committee uses to evaluate candidates to the Board.

Corporate Governance and Nominating Committee. Our Corporate Governance and Nominating Committee currently consists of Joseph C. Cook, Jr. (Chairman), Joseph L. Turner and James N. Wilson. The Corporate Governance and Nominating Committee met twice during 2012. The Corporate Governance and Nominating Committee is responsible for identifying individuals qualified to serve as members of the Board, recommending to the independent members of the Board nominees for election as our directors and providing oversight with respect to corporate governance and ethical conduct. The Board has determined that Mr. Cook and Mr. Turner are "independent directors" for NASDAQ purposes. Although Mr. Wilson is our employee and therefore not an "independent director" for NASDAQ purposes, our director nomination process meets applicable NASDAQ requirements because our director nominees are selected by the independent members of the Board in votes in which only independent directors participate. The Corporate Governance and Nominating Committee has a written charter, a copy of which is available on our website at www.corcept.com.

The information below describes the criteria and process that the Corporate Governance and Nominating Committee uses to evaluate candidates to the Board.

Board Membership Criteria. The Corporate Governance and Nominating Committee is responsible for assessing the appropriate balance of experience, skills and characteristics required of the Board. Nominees for director are selected on the basis of depth and breadth of experience, knowledge, integrity, ability to make independent analytical inquiries, understanding of our business environment, the willingness to devote adequate time to Board duties, the interplay of the candidate's experience and skills with those of other Board members, and the extent to which the candidate would be a desirable addition to the Board and any Committees of the Board. Although there is no specific policy regarding diversity in identifying director nominees, both the Corporate Governance and Nominating Committee and the Board seek the talents and backgrounds that would be most helpful to us when selecting director nominees. In particular, the Corporate Governance and Nominating Committee, when recommending director candidates to the full Board for nomination, may consider whether a director candidate, if elected, assists in achieving a mix of Board members that represents a diversity of background and experience. In addition, the Corporate Governance and Nominating Committee seeks to ensure that at least a majority of the directors are independent under the rules of the NASDAQ Stock Market, that the Audit Committee and Compensation Committee are each composed entirely of independent directors, and that members of the Audit Committee possess such accounting and financial expertise as the NASDAQ Stock Market requires.

Stockholders Proposals for Nominees. The Corporate Governance and Nominating Committee will consider written proposals from stockholders for nominees for director. Any such nominations should be submitted to the Corporate Governance and Nominating Committee c/o the Secretary of our Company and should include (at a minimum) the following information: (a) all information relating to such nominee that is required to be disclosed pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, or Exchange Act, including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (b) the name(s) and address(es) of the stockholder(s) making the nomination and the number of shares of our common stock which are owned beneficially and of record by such stockholder(s); and (c) appropriate biographical information and a statement as to the qualifications of the nominee, and should be submitted in the time frame described in our Amended and Restated Bylaws and under the caption, "Stockholder Proposals for the 2014 Annual Meeting" below.

Process for Identifying and Evaluating Nominees. The Corporate Governance and Nominating Committee initiates the process for identifying and evaluating nominees to the Board by identifying a slate of candidates who meet the criteria for selection as nominees and have the specific qualities or skills being sought based on input from members of the Board, management and, if the Corporate Governance and Nominating

Committee deems appropriate, a third-party search firm. In addition, pursuant to the Securities Purchase Agreement, dated as of March 14, 2008, we agreed to take all necessary steps to have one designee of Longitude Venture Partners, L.P., one of our significant stockholders, nominated for election to our Board, subject to compliance with relevant NASDAQ Stock Market rules and regulations and approval of the nominee by the Corporate Governance and Nominating Committee for so long as Longitude Venture Partners, L.P. beneficially owns at least 5% of our issued and outstanding common stock. Candidates, including candidates proposed by Longitude Venture Partners, L.P., are evaluated by the Corporate Governance and Nominating Committee on the basis of the factors described above under "*Board Membership Criteria.*"

With respect to candidates for initial election to the Board, the Corporate Governance and Nominating Committee also reviews biographical information and qualifications and checks the candidate's references. Qualified candidates are interviewed by at least one member of the Corporate Governance and Nominating Committee. Serious candidates meet, either in person or by telephone, with all members of the Corporate Governance and Nominating Committee and as many other members of the Board as practicable.

Using the input from interviews and other information obtained, the Corporate Governance and Nominating Committee evaluates which of the prospective candidates is qualified to serve as a director and whether the committee should recommend to the independent members of the Board that the Board nominate, or elect to fill a vacancy with, a prospective candidate. Candidates recommended by the Corporate Governance and Nominating Committee are presented to the independent members of the Board for selection as nominees to be presented for the approval of the stockholders or for election to fill a vacancy. The Corporate Governance and Nominating Committee expects that a similar process will be used to evaluate nominees recommended by stockholders.

Nominees to the Board of Directors for the Annual Meeting. The nominees for the Annual Meeting were recommended for selection by the Corporate Governance and Nominating Committee and were selected by the independent members of the Board.

BOARD MEETINGS AND COMMITTEES

The Board met twelve times during 2012. In addition to the Corporate Governance and Nominating Committee, which is described above, the Board has standing Audit and Compensation Committees. The Audit Committee met six times and the Compensation Committee met twice. The Corporate Governance and Nominating Committee met twice during 2013. Each member of the Board attended 75% or more of the total number of Board meetings and meetings of Board committees on which such Board member served.

We have a policy of encouraging all directors to attend the annual stockholder meetings. Six of our directors attended the 2012 annual stockholder meeting.

Audit Committee. The Audit Committee currently consists of Joseph L. Turner (Chairman), Patrick G. Enright and David L. Mahoney. The Board has determined that all members of the Audit Committee are independent directors under the rules of the NASDAQ Stock Market and each of them is able to read and understand fundamental financial statements. In addition, the Board has determined that each member of the Audit Committee also satisfies the independence requirements of Rule 10A-3(b)(1) of the Exchange Act. The Board has determined that Mr. Enright is independent even though he falls outside the "safe harbor" definition set forth in Rule 10A-3(e)(1)(ii) under the Exchange Act because Longitude Venture Partners, LP and its affiliates own in excess of 10% of our common stock. Among other things, the Board considered Mr. Enright's history of service and the percentage of common stock held by others, and it determined that he is not an "affiliated person" of our company who would be ineligible to serve on the Audit Committee. The Board has determined that each of Messrs. Turner, Mahoney and Enright qualifies as an "Audit Committee financial expert" as defined by Item 407(d)(5) of Regulation S-K of the Securities Act and the Exchange Act. The purpose of the Audit Committee is to oversee the accounting and financial reporting processes and financial statements audits. The responsibilities of the Audit Committee include appointing and providing for the compensation of the independent registered public accounting firm to conduct the annual audit of our accounts, reviewing the scope and results of the independent audits, reviewing and evaluating internal accounting policies, and approving all professional services to be provided to us by our independent registered public accounting firm. The Audit Committee has a written charter, a copy of which is available on our website at www.corcept.com.

Compensation Committee. The Compensation Committee currently consists of G. Leonard Baker, Jr. (Chairman), Daniel M. Bradbury, Joseph C. Cook, Jr., and David L. Mahoney. The Board has determined that all members of the Compensation Committee are independent directors under the rules of the NASDAQ Stock Market. The Compensation Committee administers our benefit plans, reviews and administers all compensation arrangements for executive officers, and establishes and reviews general policies relating to the compensation and benefits of our officers and employees. The Compensation Committee has a written charter, a copy of which is available on our website at www.corcept.com. Pursuant to the Compensation Committee's charter, the Compensation Committee may delegate its authority and responsibilities as it deems proper to members of the Compensation Committee or to a subcommittee.

BOARD LEADERSHIP STRUCTURE AND ROLE IN RISK OVERSIGHT

Board Leadership Structure. In accordance with our Amended and Restated Bylaws, our Board appoints our officers, including our Chief Executive Officer. Our Board does not have a policy on whether the role of the Chairman of the Board and Chief Executive Officer should be separate and, if it is to be separate, whether the Chairman of the Board should be selected from the non-employee directors or be an employee and if it is to be combined, whether a lead independent director should be selected. However, our Board is committed to corporate governance practices and values independent board oversight as an essential component of strong corporate performance. For example, six of our eight current directors qualify as independent according to the rules and regulations of NASDAQ. In January 2013, our Board undertook a review of the independence of each director and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our Board determined that the following current directors are "independent" under current rules and regulations of NASDAQ:

G. Leonard Baker, Jr.
Daniel M. Bradbury
Joseph C. Cook, Jr.
Patrick G. Enright
David L. Mahoney
Joseph L. Turner

Currently, we separate the roles of Chief Executive Officer and Chairman of the Board in recognition of the differences between the two roles. The Chief Executive Officer is responsible for setting the strategic direction for our company and the day-to-day leadership and performance of our company, while the Chairman of the Board provides guidance to the Chief Executive Officer and management and sets the agenda for board meetings and presides over meetings of the full Board. Dr. Belanoff, our Chief Executive Officer, is an employee of our company and is therefore not "independent" under the rules of NASDAQ Stock Market. Mr. Wilson, our Chairman of the Board, is an employee of our company and is therefore not "independent" under the rules of NASDAQ Stock Market. Our Board believes that the current board leadership structure is appropriate for our company and our stockholders at this time.

Risk Oversight. The Board oversees our company's risk exposures and risk management of various parts of the business, including appropriate guidelines and policies to minimize business risks and major financial risks and the steps management has undertaken to control them. In its risk oversight role, the Board reviews our strategic plan at least annually, which includes an assessment of potential risks facing us. While the Board has the ultimate oversight responsibility for the risk management process, various committees of the Board also have responsibility for risk management. Our Audit Committee is responsible for overseeing management of our risks relating to accounting matters, financial reporting and SEC compliance. Our Compensation Committee is responsible for overseeing the management of risks relating to our company's executive compensation plans and arrangements. In addition, in setting compensation, the Compensation Committee strives to create incentives that do not encourage risk-taking behavior that is inconsistent with our company's business strategy. Our Corporate Governance and Nominating Committee is responsible for overseeing management of our risks associated with the independence of our Board and potential conflicts of interest. Each committee regularly reports to the full board of directors.

COMMUNICATIONS WITH DIRECTORS

Stockholders or other interested parties may communicate with any director or committee of our Board by writing to them c/o Secretary, Corcept Therapeutics Incorporated, 149 Commonwealth Drive, Menlo Park, California 94025. Comments or questions regarding our accounting, internal controls or auditing matters will be referred to members of the Audit Committee. Comments or questions regarding the nomination of directors and other corporate governance matters will be referred to members of the Corporate Governance and Nominating Committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The current members of our Compensation Committee are G. Leonard Baker, Jr., Daniel M. Bradbury, Joseph C. Cook, Jr., and David L. Mahoney. None of the members of our Compensation Committee is currently, or has been, an officer or employee of our company. No interlocking relationship exists, or in the past year has existed, between any member of our Compensation Committee and any member of any other company's board of directors or compensation committee. Messrs Baker, Cook and Mahoney each participated in the 2012 Warrant Financing as described in "Certain Relationships and Related Transactions" below, either in an individual capacity or through related entities.

INFORMATION CONCERNING EXECUTIVE OFFICERS

Information relating to our executive officers is incorporated by reference herein from the section captioned "Executive Officers" contained in Part I, Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on March 15, 2013.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding ownership of our common stock as of April 5, 2013 or earlier date for information based on filings with the SEC by (a) each person known to us to own more than 5% of the outstanding shares of our common stock, (b) our directors, (c) our Chief Executive Officer and each other executive officer named in the compensation tables appearing later in this proxy statement and (d) all directors and executive officers as a group. The information in this table is based solely on statements in filings with the SEC or other information we believe to be reliable. Percentage of ownership is based on 99,814,250 shares of common stock outstanding as of April 5, 2013. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to the shares. Shares of common stock subject to outstanding options and warrants exercisable within 60 days of April 5, 2013 are deemed outstanding for computing the percentage of ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage of any other person.

Name of Beneficial Owner[1]	Number of Shares Beneficially Owned[2]	Percentage of Shares Beneficially Owned
5% Stockholders		
Longitude Venture Partners, LP and affiliated entities and individuals [3]	16,739,135	16.2%
Sutter Hill Ventures and affiliated entities and individuals [4]	14,510,523	14.3%
Federated Investors, Inc. and affiliated entities [5]	12,828,164	12.7%
Ingalls & Snyder, LLC and affiliated entities[6]	5,847,151	5.8%
Directors and Named Executive Officers		
Patrick G. Enright [3]	16,739,135	16.2%
G. Leonard Baker, Jr. [7]	9,856,040	9.8%
Joseph K. Belanoff [8]	5,230,873	5.1%
James N. Wilson [9]	3,588,951	3.6%
Joseph C. Cook, Jr. [10]	2,906,582	2.9%
David L. Mahoney [11]	1,496,823	1.5%
Robert L. Roe [12]	1,336,668	1.3%
Anne M. LeDoux [13]	383,334	*
Steven Lo [14]	304,174	*
G. Charles Robb [15]	263,758	*
Daniel M. Bradbury [17]	179,000	*
Joseph L. Turner [16]	165,417	*
All directors and executive officers as a group (12 persons) [18]	42,450,755	38.3%

* Less than 1% of our outstanding common stock.

(1) Unless otherwise indicated, the address of each of the named individuals is c/o Corcept Therapeutics, 149 Commonwealth Drive, Menlo Park, California 94025.

(2) Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership within 60 days after April 5, 2013. Except as otherwise noted, each person or entity has sole voting and investment power with respect to the shares shown.

(3) Consists of (a) 13,238,978 shares held by Longitude Venture Partners, LP, and 3,091,479 shares that may be acquired by that entity within 60 days of April 5, 2013 pursuant to warrants, (b) 194,595 shares held by Longitude Capital Associates, L.P. and 26,583 shares that may be acquired by that entity within 60 days of April 5, 2013 pursuant to warrants and (c) 187,500 shares that may be acquired by Patrick Enright within 60 days of April 5, 2013 pursuant to options. Juliet Tammenoms Bakker and Mr. Enright may be deemed to have shared voting and investment power over the shares held by Longitude Venture Partners, LP, and Longitude Capital Associates, L.P. Each of these individuals disclaims beneficial ownership of all such shares, except to the extent of his or her pecuniary interest

therein. The address for Longitude Capital is 800 El Camino Real, Suite 220, Menlo Park, California 94025. Mr. Enright is a member of our Board and a managing member of Longitude Capital Partners, LLC, the general partner of each of Longitude Venture Partners, LP, and Longitude Capital Associates, L.P.

(4) Consists of: (a) 5,316,967 shares held by Sutter Hill Ventures, A California Limited Partnership, which is referred to as Sutter Hill Ventures, and 645,186 shares that may be acquired by that entity within 60 days of April 5, 2013 pursuant to warrants, (b) 29,273 shares held by Sutter Hill Entrepreneurs Fund (AI), L.P., which is referred to as SHAI, (c) 74,113 shares held by Sutter Hill Entrepreneurs Fund (QP), L.P., which is referred to as SHQP, (d) 207 shares held by G. Leonard Baker, Jr., one of our directors, (e) 727,592 shares held by Mr. Baker, as Trustee of The Baker Revocable Trust, and 232,437 shares that may be acquired by that trust within 60 days of April 5, 2013 pursuant to warrants, (f) 1,873,988 shares held by Saunders Holdings, L.P. of which The Baker Revocable Trust is a general partner, and 115,015 shares that may be acquired by that entity within 60 days of April 5, 2013 pursuant to warrants, (g) 478,182 shares held by the G. Leonard Baker, Jr. Roth IRA, for the benefit of Mr. Baker, and 98,449 shares that may be acquired by that retirement account within 60 days of April 5, 2013 pursuant to a warrant, (h) 177,500 shares that may be acquired by Mr. Baker within 60 days of April 5, 2013 pursuant to options (i) an aggregate of 62,131 shares held by trusts for the benefit of Mr. Baker's grandchildren of which Mr. Baker is a co-trustee (j) an aggregate of 25,000 shares held by trusts for the benefit of Mr. Baker's grandchildren of which Mr. Baker is a parent of the trustee and (k) 4,137,298 shares held by individuals other than Mr. Baker who are affiliated with Sutter Hill Ventures or entities affiliated with such individuals, and 517,185 shares that may be acquired by such individuals and entities within 60 days of April 5, 2013 pursuant to warrants. Mr. Baker may be deemed to have shared voting and investment power with respect to the shares and warrants held by The Baker Revocable Trust and Saunders Holdings, L.P., and the irrevocable trusts for the benefit of Mr. Baker's grandchildren. Mr. Baker, Sutter Hill Ventures, SHAI and SHQP do not have any voting or investment power with respect to the shares held by individuals affiliated with Sutter Hill Ventures and entities affiliated with such individuals referenced under part (k) of this note. Mr. Baker, David L. Anderson, William H. Younger, Jr., Tench Coxe, James C. Gaither, James N. White, Jeffrey W. Bird, David E. Sweet, Andrew T. Sheehan, Michael L. Speiser, Stefan A. Dyckeroff and Samuel, J. Pullara III, referred to collectively as the Sutter Hill Principals, may be deemed to have shared voting and investment power with respect to the shares held by Sutter Hill Ventures, SHAI and SHQP. As a result of the shared voting and dispositive powers referenced herein, Messrs. Baker, Anderson, Younger, Coxe, Gaither, White, Bird, Sweet, Sheehan, Speiser, Dyckeroff and Pullara may each be deemed to beneficially own the shares held by Sutter Hill Ventures, SHAI and SHQP. Each of these individuals disclaims beneficial ownership of all holdings reflected herein, except to the extent of his individual pecuniary interest therein. The address for Sutter Hill Ventures and affiliates is 755 Page Mill Road, Suite A-200, Palo Alto, CA 94304. Mr. Baker, a member of our Board of Directors, is also a managing director of the general partner of Sutter Hill Ventures.

(5) Includes (a) 11,849,142 shares beneficially held by registered investment companies and separate accounts advised by subsidiaries of Federated Investors, Inc., or Federated, that have been delegated the power to direct investments and power to vote the securities by the registered investment companies' board of trustees or directors and by the separate accounts' principals and (b) 979,022 shares that may be acquired by such entities within 60 days of December 31, 2012 pursuant to warrants. The foregoing beneficial ownership information is based on information obtained from the Amendment No. 4 to Form 13G filed by Federated Investors, Inc. with respect to its holdings as of December 31, 2012. Federated is the parent holding company of Federated Equity Management Company of Pennsylvania and Federated Global Investment Management Corp., collectively referred to herein as the Investment Advisers, which act as investment advisers to registered investment companies and separate accounts that own shares of our common stock. The Investment Advisers are wholly owned subsidiaries of FII Holdings, Inc., which is wholly owned subsidiary of Federated. All of Federated's outstanding voting stock is held in the Voting Shares Irrevocable Trust, or the Trust, for which John F. Donahue, Rhodora J. Donahue and J. Christopher Donahue act as trustees, collectively referred to herein as the Trustees. The Trustees exercise collective voting control over Federated. Each of Federated, the Trust and the Trustees disclaims beneficial ownership of all holdings reflected herein, except to the extent of his individual pecuniary interest therein. Federated's address is Federated Investors Tower, Pittsburgh, PA 15222-3779.

(6) Includes (a) 5,147,151 shares held by Ingalls & Snyder LLC, or Ingalls, for the benefit of Ingalls & Snyder Value Partners, L.P., or ISVP, or other investment advisory clients and (b) 700,000 shares that may be acquired by ISVP within 60 days of December 31, 2012 pursuant to a warrant. Information regarding the holdings of Ingalls and ISVP is based on information obtained from the Amendment No. 4 to Form 13G filed by Ingalls with respect to its holdings as of December 31, 2012. ISVP is an investment partnership managed under an investment advisory contract by Ingalls, a registered broker dealer and a registered investment advisor. Ingalls holds investment authority but not voting authority over shares held by its investment advisory clients. Mr. Thomas O. Boucher, Jr., a Managing Director of Ingalls, and Mr. Robert L. Gipson and Adam Janovic, Senior Directors of Ingalls, are the general partners of ISVP and share investment and voting power over the shares held by ISVP. Each of these individuals disclaims beneficial ownership of all such shares, except to the extent of his individual pecuniary interest therein. The address for Ingalls and ISVP is 61 Broadway, New York, New York 10006.

(7) Mr. Baker's beneficial holdings include all shares referenced in footnote (4) other than the shares and warrants referenced under part (k) of footnote (4).

(8) Includes (a) 2,466,678 shares that may be acquired by Dr. Belanoff within 60 days of April 5, 2013 pursuant to options, (b) 300,000 shares held as custodian for Edward G. Belanoff and (c) 300,000 shares held as custodian for Julia E. Belanoff under the California Uniform Transfers to Minors Act over which Dr. Belanoff has voting control.

(9) Includes (a) 725,014 shares that may be acquired by Mr. Wilson within 60 days of April 5, 2013 pursuant to options, (b) 1,954,511 shares held by the James N. Wilson and Pamela D. Wilson Trust, (c) 891,774 shares held by the James and Pamela Wilson Family Partners and (d) 17,652 shares that may be acquired by the James and Pamela Wilson Family Partners within 60 days of April 5, 2013 pursuant to a warrant. Mr. Wilson has voting power over the shares held by the James N. Wilson and Pamela D. Wilson Trust and the James and Pamela Wilson Family Partners pursuant to voting agreements. Mr. Wilson disclaims beneficial ownership of all of such shares, except to the extent of his pecuniary interest therein.

(10) Consists of (a) 1,364,810 shares and 254,448 shares that may be acquired within 60 days of April 5, 2013 pursuant to warrants that are held jointly by Joseph C. Cook, Jr. and Judith Cook, (b) 476,016 shares held by the Joseph C. Cook, Jr., IRA Rollover, or Cook IRA, and 25,649 shares that may be acquired by the Cook IRA within 60 days of April 5, 2013 pursuant to a warrant, (c) 234,762 shares held by Farview Management, Co. L.P., a Texas limited partnership, and 14,402 shares that may be acquired by that entity within 60 days of April 5, 2013 pursuant to a warrant, (d) 350,000 shares held by the Judith E. and Joseph C. Cook, Jr. Foundation, Inc. and 13,995 shares that may be acquired by that entity within 60 days of April 5, 2013 pursuant to a warrant and (e) 172,500 shares that may be acquired by Mr. Cook within 60 days of April 5, 2013 pursuant to options. Mr. Cook and Judith E. Cook may be deemed to have shared voting and investment power over the shares held by the Cook Foundation. Each of these individuals disclaims beneficial ownership of all such shares, except to the extent of his or her pecuniary interest therein. Mr. Cook and Judith E. Cook may be deemed to have shared voting and investment power over the shares held in joint name. Mr. Cook is a member of our Board of Directors.

(11) Includes (a) 1,019,533 shares held by the David L. Mahoney and Winnifred C. Ellis 1998 Family Trust, and 114,790 shares that may be acquired by the Trust within 60 days of April 5, 2013 pursuant to warrants, (b) 75,000 shares held by the Black Dog Private Foundation, of which Mr. Mahoney is the president and (c) 287,500 shares that may be acquired by Mr. Mahoney within 60 days of April 5, 2013 pursuant to options. Mr. Mahoney is a member of our Board.

(12) Includes 1,336,668 shares that may be acquired by Dr. Roe within 60 days of April 5, 2013 pursuant to options.

(13) Consists of 383,334 shares that may be acquired by Ms. LeDoux within 60 days of April 5, 2013 pursuant to options.

(14) Consists of 304,174 shares that may be acquired by Mr. Lo within 60 days of April 5, 2013 pursuant to an option.

(15) Includes 262,500 shares that may be acquired by Mr. Robb within 60 days of April 5, 2013 pursuant to options.

(16) Includes 155,417 shares that may be acquired by Mr. Turner within 60 days of April 5, 2013 pursuant to options.

(17) Consists of 179,000 shares held by BioBrit LLC. Mr. Bradbury has no options exercisable within 60 days of April 5, 2013.

(18) Total number of shares includes common stock held by directors, executive officers and entities affiliated with directors and executive officers. See footnotes 1 through 4 and 7 through 17 above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

As a matter of policy, all related-party transactions between us and any of our officers, directors, or principal stockholders, are reviewed and approved by our Audit Committee, as set forth in our Audit Committee charter, or a majority of the independent and disinterested members of our Board, are on terms no less favorable to us than could be obtained from unaffiliated third parties and are in connection with bona fide business purposes.

2012 Warrant Financing. On March 29, 2012 certain existing investors, including the related parties below, which we refer to as the Purchasers, who had participated in a private placement in April 2010, which we refer to as the 2010 Warrant Financing, exercised the warrants they purchased in the 2010 Warrant Financing. For purposes of this section, we refer to this transaction as the 2012 Warrant Financing. The exercise price of these warrants was $2.96 per share, resulting in gross proceeds to us of approximately $12.4 million. In connection with the Purchasers' exercise of their existing warrants, on March 29, 2012, we entered into a definitive agreement, which we refer to as the Purchase Agreement, with such Purchasers to raise approximately $0.5 million in additional gross proceeds in a private placement through the sale of warrants to purchase an aggregate of approximately 4.2 million shares of our common stock. The warrants were sold at a price of $0.125 per share of common stock underlying these warrants. The warrants have a three-year term and a per share exercise price of $4.05. The closing of the 2012 Warrant Financing occurred on March 29, 2012.

In connection with the 2012 Warrant Financing, the following related parties purchased the shares of common stock and warrants at the aggregate purchase prices set forth below:

Name of Related Party	Number of Shares of Common Stock Purchased Upon Exercise of Warrants	Number of Shares Underlying New Warrants	Aggregate Amount Invested
Longitude Ventures Partners, L.P. and affiliated entity (1)	856,644	856,644	$2,642,747
Sutter Hill Ventures and affiliated entities and individuals (2)	648,651	648,651	$2,001,088
Joseph C. Cook, Jr. (3)	134,617	134,617	$415,293
David L. Mahoney (4)	48,952	48,952	$151,017

(1) Consists of (a) 839,811 shares of common stock issued upon the exercise of a warrant and a warrant to purchase 839,811 shares of common stock purchased by Longitude Venture Partners, L.P. and (b) 16,833 shares of common stock issued upon the exercise of a warrant and a warrant to purchase 16,833 shares of common stock purchased by Longitude Capital Associates. Patrick Enright, a member of our Board is a managing member of Longitude Capital Partners, the general partner of Longitude Venture Partners, L.P. and Longitude Capital Associates.

(2) Consists of (a) 280,365 shares of common stock issued upon the exercise of a warrant and a warrant to purchase 280,365 shares of common stock purchased by Sutter Hill Ventures, L.P., (b) 98,449 shares of common stock issued upon the exercise of a warrant and a warrant to purchase 98,449 shares of common stock purchased by Wells Fargo Bank, N.A. FBO G. Leonard Baker, Jr., Roth IRA (c) 46,791 shares of common stock issued upon the exercise of a warrant and a warrant to purchase 46,791 shares of common stock purchased by Saunders Holdings, L.P., of which Mr. Baker is a general partner, (d) 1,596 shares of common stock issued upon the exercise of a warrant and a warrant to purchase 1,596 shares of common stock purchased by Mr. Baker, as Trustee of The Baker Revocable Trust, (e) 70,867 shares of common stock issued upon the exercise of a warrant and a warrant to purchase 70,867 shares of common stock purchased by Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO Tench Coxe, (f) 6,775 shares of common stock issued upon the exercise of a warrant and a warrant to purchase 6,775 shares of common stock purchased by Tench Coxe and Simone Otus Coxe, Co-Trustees of The Coxe Revocable Trust, (g) 55,493 shares of common stock issued upon the exercise of a warrant and a warrant to purchase 55,493 shares of common stock purchased by Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO William H. Younger, Jr., (h) 1,649 shares of common stock issued upon the exercise of a warrant and a warrant to purchase 1,649 shares of common stock purchased by Mr. Younger, as Trustee of The William H. Younger Revocable Trust, (i) 52,301 shares of common stock issued upon the exercise of a warrant and a warrant to purchase 52,301 shares of common stock purchased by Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO David L. Anderson, (j) 538 shares of common stock issued upon the exercise of a warrant and a warrant to purchase 538 shares of common stock purchased by Mr. Anderson, as Trustee of The Anderson Living Trust, (k) 13,924 shares of common stock issued upon the exercise of a warrant and a warrant to purchase 13,924 shares of common stock purchased by James N. White and Patricia A. O'Brien, Co-Trustees of The White Revocable Trust U/A/D 4/3/97, (l) 12,643 shares of common stock issued upon the exercise of a warrant and a warrant to purchase 12,643 shares of common stock purchased by Jeffrey W. Bird and Christiana R. Bird, as Co-Trustee of the Jeffrey W. and Christina R. Bird Trust U/A/D 10/31/00, (m) 2,893 shares of common stock issued upon the exercise of a warrant and a warrant to purchase 2,893 shares of common stock purchased by Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO David E. Sweet (Rollover), (n) 536 shares of common stock issued upon the exercise of a warrant and a warrant to purchase 536 shares of common stock purchased by David E. Sweet, (o) 2,094 shares of common stock issued upon the exercise of a warrant and a warrant to purchase 2,094 shares of common stock purchased by Andrew T. Sheehan, as Trustee for the Sheehan 2003 Trust, (p) 1,030 shares of common stock issued upon the exercise of a warrant and a warrant to purchase 1,030 shares of common stock purchased by James C. Gaither, as Trustee of The Gaither Revocable Trust and (q) 707 shares of common stock issued upon the exercise of a warrant and a warrant to purchase 707 shares of common stock purchased by Michael L. Speiser and Mary Elizabeth Speiser, Co-Trustees of the Speiser Trust Agreement. G. Leonard Baker, Jr., a member of our Board, is a managing director of Sutter Hill Ventures and may be deemed to have beneficial ownership of the shares discussed in parts (a) through (d) of this footnote. See the discussion in "Security Ownership of Certain Beneficial Owners and Management" for a discussion regarding the beneficial ownership of the Sutter Hill Principals.

(3) Consists of 134,617 shares of common stock issued upon the exercise of a warrant and a warrant to purchase 134,617 shares of common stock purchased by Joseph C. Cook Jr. and Judith Cook, as Tenants in Common. Joseph C. Cook, Jr., a member of our Board.

(4) Consists of 48,952 shares of common stock issued upon the exercise of a warrant and a warrant to purchase 48,952 shares of common stock purchased by The David L. Mahoney and Winnifred C. Ellis 1998 Family Trust, of which David L. Mahoney, a member of our Board, is a trustee.

In connection with the Purchase Agreement, on March 29, 2012, we entered into a Registration Rights Agreement, or the Registration Rights Agreement, with the Purchasers. Pursuant to the Registration Rights Agreement, we agreed to prepare and file a registration statement with the SEC on or prior to May 31, 2012 for purposes of registering the resale of the shares underlying the warrants and any shares of common stock issued as a dividend or other distribution with respect to such shares. We agreed to use our reasonable best efforts to cause this registration statement to be declared effective by the SEC within 90 days after the closing of the transactions (105 days in the event the registration statement is reviewed by the SEC). We also agreed, among other things, to indemnify the selling holders under the registration statement from certain liabilities and to pay all fees and expenses (excluding underwriting discounts and selling commissions and all legal fees of any selling holder) incident to our obligations under the Registration Rights Agreement. We filed a registration statement pursuant to the Registration Rights Agreement on May 24, 2012 and it was declared effective by the SEC on June 11, 2012.

Severance and Change in Control Agreements. We have entered into severance and change in control agreements with our executive officers. The agreements provide that, if employment is terminated without cause or for good reason regardless of whether it is in connection with a change in control, the executive will be eligible for 12 months of his or her then current base salary and continued health insurance coverage for this same period. In addition, the agreements provide for the full vesting of all outstanding equity awards in the event the executive's employment is terminated without cause or for good reason within 18 months following a change in control.

Director Indemnification Agreements. We have entered into indemnification agreements with our directors and executive officers. Such agreements require us, among other things, to indemnify our officers and directors, other than for liabilities arising from willful misconduct of a culpable nature, and to advance their expenses incurred as a result of any proceedings against them as to which they could be indemnified.

See "Director Compensation" for a discussion of our director compensation policy.

CODE OF ETHICS

We have adopted a Code of Ethics that applies to all of our directors, officers and employees, including our principal executive officer, our principal financial officer and our principal accounting officer, a copy of which is available on our website at www.corcept.com. We intend to disclose on our website at www.corcept.com any amendment to, or waiver of, any provision of our Code of Ethics applicable to our directors and executive officers required to be disclosed under the rules of the SEC and NASDAQ.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under Section 16(a) of the Exchange Act and SEC rules, our directors, executive officers and beneficial owners of more than 10% of any class of our equity securities are required to file periodic reports of their ownership, and changes in that ownership, with the SEC. Based solely on our review of copies of these reports and representations of such reporting persons, we believe that, during the year ended December 31, 2012, such reporting persons met all applicable Section 16(a) filing requirements, with the exception of the following: one late Form 4 filing for Mr. Baker with respect to one transaction.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation Committee of our Board is delegated the primary responsibility for our executive compensation program, which is intended to provide compensation packages for our named executive officers that are appropriately competitive within our industry, provide rewards for significant corporate performance and are appropriate for our stage of development. Compensation packages are designed to encourage a balanced focus on both short- and long-term goals. Direct compensation consists of a base salary, periodic cash bonuses for the achievement of significant corporate milestones and long-term equity incentive awards.

This section discusses the principles underlying our policies and decisions with respect to the compensation of our executive officers who are named in the "2012 Summary Compensation Table" and the material factors relevant to an analysis of these policies and decisions. Our named executive officers for 2012 were as follows: Joseph K. Belanoff, M.D., our Chief Executive Officer, Robert L. Roe, M.D., our President, G. Charles Robb, our Chief Financial Officer, Steven Lo, our Vice President of Commercial Operations and Anne LeDoux, our Vice President and Controller (Chief Accounting Officer).

Executive Summary

During 2012, we had significant development, operational and financing accomplishments. Following is a summary of our principal activities and accomplishments over the course of the year.

- Received approval from the United States Food and Drug Administration (FDA) of Korlym for the treatment of endogenous Cushing's syndrome on February 17, 2012, which was the target date for its approval under the Prescription Drug User Fee Act.
- Made Korlym commercially available to patients less than two months after the drug's approval.
- Developed the infrastructure to promote Korlym, including logistical capabilities, payer relations, hiring of medical science liaisons and sales representatives, patient outreach and support, and the hiring of other medical affairs, marketing and administrative personnel.
- Raised $89.3 million, including $13.3 million from the exchange and exercise of warrants, $46.1 million from the sale of common stock and $29.9 million from a non-dilutive, capped royalty financing.
- Increased the number of clinical trial sites in our phase 3 trial of mifepristone for treatment of psychotic depression.
- Expanded discovery and pre-clinical work on our proprietary families of next-generation selective GR-II antagonists.

Executive Compensation 2012 Program Overview

Based on our compensation philosophy, pay program structure and company and individual performance, our Compensation Committee took the following actions with respect to the compensation for our named executive officers for 2012:

Base Salary. For our named executive officers, base salary for 2012 reflected an increase of 3%, as compared to the base salary of 2011, consistent with the increase provided to all company employees.

Bonus in February 2012. In accordance with our practice of awarding bonuses for the achievement of significant milestones, in February 2012, our Compensation Committee and Board approved discretionary cash bonus payments to our named executive officers and all other employees then currently employed with us based upon the approval by the FDA for the marketing of Korlym, our first approved product, as well as other important corporate accomplishments. These awards reflect our achievement of significant corporate milestones, as well as the individual contribution to overall corporate performance by each named executive officer. As discussed herein, the magnitude of the 2012 bonus awards were based primarily on the significance to the company and its stockholders of the receipt of the FDA approval of Korlym and includes a reflection of the significance of our development, operational and pre-commercial accomplishments during the year as discussed above and the fact that accomplishments related to clinical trials and research activities often require more than a one year time span to complete.

Equity Awards. During 2012, the Compensation Committee and Board granted an option to purchase shares of our common stock to Steven Lo, our Vice President of Commercial Operations and, in January 2013, granted options to all of our named executive officers and employees as an incentive toward continued service to the company. The size of these stock awards were based on the level of compensation that the Chief Executive Officer and members of our Compensation Committee and Board believed was appropriate for each position based on the magnitude of the responsibilities of each role, the depth of the experience of the individual officers and the breadth of the company's goals.

Strong Stockholder Support for our Compensation Decisions

At our annual stockholder meeting in 2011, our stockholders approved the 2010 compensation of our named executive officers, with over a 97% approval rating. In light of this strong support, the Compensation Committee made no significant changes to the overall design of our compensation programs during 2012 and 2013. The Compensation Committee will continue to work to ensure that management's interests are aligned with our stockholders' interests to support long-term value creation. Our next advisory vote to approve our named executive officers' compensation will be held at our 2014 annual stockholder meeting.

Compensation Principles and Objectives

Compensation for our named executive officers is intended to be performance-based, with the exception of such named executive officer's base salary. The Compensation Committee believes that compensation paid to our named executive officers should be closely aligned with our performance on both a short-term and long-term basis, linked to specific, measurable results intended to create value for stockholders, and that such compensation should assist us in attracting and retaining key executives critical to our long-term success.

In establishing compensation for executive officers, the following are the Compensation Committee's objectives:

- align officer and stockholder interests by providing a portion of total compensation opportunities for senior management in the form of equity awards and bonuses tied to company and individual performance.
- ensure executive officer compensation is competitive within the marketplace in which we compete for executive talent by relying on the Compensation Committee's judgment, expertise and personal experience with other similar companies, recognizing that because of the company's business model and stage of development, there may be few directly comparable companies; and
- recognize that best compensation practices for a young company with relatively few employees may be substantially different than for a larger, more mature company and that we should make full use of our greater latitude and breadth of compensation opportunities.

Our overall compensation program is structured to attract, motivate and retain highly qualified executive officers by paying them competitively, consistent with our success and their contribution to that success. Given the long product development cycles in our business, we believe compensation should be structured to ensure that a portion of compensation opportunity will be related to factors that directly and indirectly influence long-term stockholder value. Accordingly, we set goals designed to link each named executive officer's compensation to our corporate performance, such as the attainment of development and operational goals and meeting agreed upon financial targets.

Consistent with our performance-based philosophy, we reserve the largest potential compensation awards for performance- and incentive-based programs for our named executive officers. Such programs include stock options grants designed to provide compensation opportunities if milestones are attained that increase our market value, such as positive results in clinical trials. Incentive-based programs provide compensation in the form of both cash and equity, to reward for both short-term and long-term performance. The Compensation Committee allocates total compensation between cash and equity compensation based on the Compensation Committee members' knowledge of compensation practices in the biotechnology and specialty pharmaceutical industries. The balance between equity and cash compensation for our named executive officers is evaluated annually to align the interests of management with stockholders through both short- and long-term incentives.

The Chairman of the Board and the members of the Compensation Committee are seasoned executives of, consultants to, or venture capitalists with investments in the biotechnology and specialty pharmaceutical industry. Collectively they have served as board and compensation committee members of many public and privately held companies including Amylin Pharmaceuticals, Inc., Ironwood Pharmaceuticals, Inc., NuGen Technologies, Inc., Neurex Corporation, Praecis Pharmaceuticals, Inc., Syntex Corporation, Tercica, Inc. and Zymogenetics Inc. As a result of this extensive involvement in the compensation of executives in these and other companies, we believe that the Chairman of the Board and the members of the Compensation Committee collectively have developed a clear understanding and knowledge of the compensation structures that are necessary to attract, motivate and retain management talent.

Determination of Compensation

The Compensation Committee is charged with the primary authority to determine and recommend the compensation awards available to our executive officers for approval by the Board. Based on the Compensation Committee members' collective understanding of compensation practices in similar companies in the biotechnology and specialty pharmaceutical industry, our executive compensation package consists of the following elements, in addition to the employee benefit plans in which all employees may participate:

- Base salary: compensation for ongoing performance throughout the year.
- Periodic performance-based cash compensation: awards to recognize and reward achievement of performance goals.
- Long-term performance-based equity incentive program: equity compensation to provide an incentive to our named executive officers to manage us from the perspective of an owner with an equity stake in the business.
- Severance and change in control benefits: remuneration paid to executives in the event of a change in control or involuntary employment termination.

To aid the Compensation Committee in making its determination, our Chief Executive Officer provides recommendations annually to the Compensation Committee regarding the compensation of all other executive officers (other than himself) based on the overall corporate achievements during the period being assessed and his knowledge of the individual contributions to our success by each of the named executive officers. The overall performance of our named executive officers as a team is reviewed annually by the Compensation Committee.

We set base salary structures and any grants of stock options based on the Compensation Committee members' collective understanding of compensation practices in the biotechnology and specialty pharmaceutical industry and such members' experiences as seasoned executives, consultants, board and compensation committee members, or investors in similar biotechnology and specialty pharmaceutical industry companies.

Tax Considerations

In making its compensation determinations, our Compensation Committee considers the impact of Section 162(m) of the Internal Revenue Code of 1986, as amended, which limits the tax deductibility by us of annual compensation in excess of $1,000,000 paid to our Chief Executive Officer and any of our three other most highly compensated executive officers, other than our Chief Financial Officer.

While the tax impact of any compensation arrangement is one factor to be considered, such impact is evaluated in light of the Compensation Committee's overall compensation philosophy and objectives. The Compensation Committee will consider ways to maximize the deductibility of executive compensation, while retaining the discretion it deems necessary to compensate officers in a manner commensurate with performance and the competitive environment for executive talent. From time to time, the Compensation Committee may award compensation to our executive officers that may not be fully deductible if it determines that such award is consistent with its philosophy and is in our and our stockholders' best interests.

Certain option grants made under our equity plans are intended to be structured so that any compensation deemed paid upon the exercise of those options is intended to qualify as performance-based compensation that is not subject to the $1,000,000 limitation.

Elements of Executive Compensation

Base Compensation

We pay base salaries to provide fixed compensation based on the Compensation Committee's assessment of competitive market practices. Due to the Compensation Committee's collective experience with similar companies in the biotechnology and specialty pharmaceutical industry, the Compensation Committee has intimate knowledge and understanding of what the industry demands in order to motivate and retain our executive officers. We provide each named executive officer with a base salary that was established by negotiations with each named executive officer when such individual first joined us as an employee or was promoted to the position of executive officer. Base salaries did not change in 2012 as compared to 2011 other than for annual merit adjustments of 3% per year that were approved by the Compensation Committee and applied equally to all employees. While base salaries are not considered by the Internal Revenue Service to constitute performance-based compensation, each year the Compensation Committee reviews the Chief Executive Officer's base salary to determine if a change is appropriate based on Company performance, such as the commercialization of Korlym and our progress on research and development programs. Similarly, the Chief Executive Officer reviews the base salary of the other named executive officers and may propose changes in base salary based on performance to the Compensation Committee. Other than the annual merit increases that the Compensation Committee has approved, no formulaic base salary increases are provided to the named executive officers.

Performance-Based Compensation

Performance Goals and Periodic Performance-Based Cash Compensation. We structure our compensation programs to reward executive officers based on our performance. This allows executive officers to receive bonus compensation in the event certain specified corporate performance measures are achieved. To date, we have not instituted an annual performance-based cash compensation or annual performance-based equity compensation program. The Compensation Committee believes that the compensation objective to ensure that executive officers' compensation is aligned with our corporate strategies, business objectives and the long-term interests of our stockholders is achieved when significant milestones are met, such as the approval of a new product, meeting the predetermined endpoints in our clinical trials, demonstrating progress in our research program and completing financing transactions. The achievement of these types of milestones does not necessarily correspond with annual performance periods; for example, no bonus awards were made in 2011.

Performance-based cash compensation has been awarded in some past years primarily to recognize the accomplishment of certain value enhancing milestones such as successful financing transactions, initiation of clinical trials and positive results in clinical trials. The Compensation Committee believes that performance-based compensation should be based on achievement of these types of milestone successes. The Chief Executive Officer reviews the performance of the other named executive officers and may propose bonus and equity compensation for these individuals to the Compensation Committee.

As discussed above, in accordance with our practice of making bonus awards only on the achievement of significant milestones, in February 2012, upon the FDA approval for the marketing of Korlym, our Compensation Committee and Board approved cash bonus payments to our named executive officers and all other employees.

The bonus amounts approved in February 2012 to our named executive officers were as follows:

Name	Title	Bonus Amount
Joseph K. Belanoff, M.D.	Chief Executive Officer	$ 481,097
Robert L. Roe, M.D.	President and Secretary	443,369
G. Charles Robb [(1)]	Chief Financial Officer	77,250
Steven Lo	Vice President of Commercial Operations	159,135
Anne M. LeDoux	Vice President, Controller and Chief Accounting Officer	70,232

[(1)] G. Charles Robb received a prorata bonus reflecting the fact that he joined the company in September 2011.

For each named executive officer, the bonus amount was based on his or her relative individual contribution to our success and the breadth of his or her sphere of responsibility, which are enumerated below.

Name	Title	Individual Contribution
Joseph K. Belanoff, M.D.	Chief Executive Officer	Overall leadership and direction of the company's activities, including development and prosecution of the New Drug Application (NDA) for Korlym, marketing strategies and other activities in preparation for commercialization, leading financings and directing research programs for selective GR-II antagonists.
Robert L. Roe, M.D.	President and Secretary	Leadership of all drug evaluation and development activities relating to the successful clinical trial for Korlym for Cushing's syndrome and the preparations for submission and prosecution of its successful NDA; the initiation of clinical development of CORT 108297 and of preclinical work on other next-generation compounds.
G. Charles Robb	Chief Financial Officer	Development of administrative infrastructure required for the commencement of commercial activities, direction of investor and public relations, development of financing strategies and continued administration of controls over financial reporting.
Steven Lo	Vice President of Commercial Operations	Organization and leadership of our commercialization activities, including the development of marketing strategies and commercial infrastructure.
Anne M. LeDoux	Vice President, Controller and Chief Accounting Officer	Development of financial policies and controls required for the commencement of commercial activities, management of financial operations, SEC regulatory filings for financing and periodic reporting, including compliance with Sarbanes-Oxley Section 404.

Long-Term Performance-Based Equity Incentive Program. Our executive officers, along with all of our employees, are eligible to participate in our awarding of stock options under our 2012 Incentive Award Plan. As discussed above, we believe, with our performance-based approach to compensation, that equity ownership in our company is important to link an executive officer's compensation to the performance of our stock and stockholder gains while creating an incentive for sustained growth. We have, thus far, only used stock options as the long-term performance-based equity incentive vehicle because the Compensation Committee believes that stock options maximize an executive officer's incentive to increase our stock price and maximize stockholder value, because there is no financial gain to an executive officer unless our stock price appreciates.

Equity compensation in the form of incentive or non-qualified stock options is awarded by the Compensation Committee from time to time. The size and the timing of each grant is based on a number of factors, including the executive officer's salary, such executive officer's contributions to the achievement of our financial and strategic objectives, the value of the stock option at the time of grant, the possible value of the option if we achieve our objectives and industry practices and norms from the collective knowledge of the Compensation Committee as seasoned executives of, consultants to, board and compensation members of, and venture capitalists with investments in similar companies in the industry. The relative weight given to each of these factors varies among individuals at the Compensation Committee's discretion. There is no set formula for the granting of stock options to individual executives and employees. Grants also may be made following a significant change in job responsibility or in recognition of a significant achievement.

Stock options granted to our named executive officers under the various equity incentive plans generally have a multi-year vesting schedule in order to provide an incentive for continued employment. These vesting schedules are generally either four or five years depending on the date of the initial option grant. In addition, a portion of the stock option awards granted to Dr. Belanoff in 2009, and to Dr. Roe in 2009 and 2011 were performance-based grants that vested, in their entirety, upon the approval by the FDA in February 2012 of the NDA for Korlym. (See footnote 2 to the "*Summary Compensation Table*" and footnotes 4 and 5 to the table of "*Outstanding Equity Awards At Fiscal Year-End*" presented below.) Stock option awards generally expire ten years from the date of the grant. This provides a reasonable time frame in which to provide the executive officer with the possibility of price appreciation of our shares. The exercise price of options granted under the stock plans is 100% of the fair market value of the underlying stock on the date of grant.

During 2012, the Board approved the grant of an option to purchase 200,000 shares of our common stock to Steven Lo, our Vice President of Commercial Operations. In January 2013, the Board approved the grant of options to purchase shares of our common stock to our named executive officers in the following amounts: 800,000 shares to Joseph K. Belanoff, M.D., our Chief Executive Officer; 200,000 shares to Robert L. Roe, M.D., our President; 200,000 shares to G. Charles Robb, our Chief Financial Officer; 100,000 shares to Steven Lo, our Vice President of Commercial Operations and 100,000 shares to Anne LeDoux, our Vice President and Controller (Chief Accounting Officer). These option awards vest over a four year period at the rate of 2.08334% on each monthly anniversary of the grant dates of the individual awards. These awards were given to the officers as an incentive toward continued service to the company. The size of these stock awards were based on the level of compensation that the Chief Executive Officer and members of our Compensation Committee and Board believed was appropriate for each position based on the magnitude of the responsibilities of each role, the depth of the experience of the individual officers and the breadth of the company's goals.

Severance and Change in Control Arrangements

We entered into Severance and Change in Control Agreements with each of our named executive officers to encourage continued attention and dedication to duties without distraction arising from the possibility of an involuntary termination of employment or change in control of our company and provide the business with a smooth transition in the event of such a termination of employment or change in control. The terms of the agreements are identical. For a detailed description of the Severance and Change in Control Agreements, see "*Potential Payments Upon Termination or Change in Control – Severance and Change in Control Agreements*" below.

These severance and change in control arrangements are designed to retain these executives in these key positions as we compete for talented executives in the marketplace where such protections are commonly offered. These arrangements provide benefits to encourage the executives to continue to provide necessary or desirable service to us during a change in control and to ease the transition of the executives due to an unexpected employment termination by us due to changes in our employment needs.

Other Elements of Compensation and Perquisites

401(k) Plan. We have a Section 401(k) Savings/Retirement Plan, or 401(k) Plan, to cover our eligible employees and any designated affiliate. The 401(k) Plan permits our eligible employees to defer up to 100% of their annual compensation, subject to certain limitations imposed by the Internal Revenue Code. The employees' elective deferrals are immediately vested and non-forfeitable upon contribution to the 401(k) Plan. We currently make no matching contributions to the 401(k) Plan. Our employees are eligible to participate in the 401(k) Plan, as well as the insurance programs discussed below, on the first day of the month coinciding with or immediately following the first day of employment.

Medical Insurance. We, at our sole cost, provide to each eligible employee (including each named executive officer), and his or her spouse and children such health, dental and optical insurance as we, in our sole discretion, may from time to time make available to our employees. Such insurance programs are part of a compensation program designed to facilitate our ability to attract and retain employees as we compete for talented individuals in the marketplace where such benefits are commonly offered.

Life and Disability Insurance. We, at our sole cost, provide each eligible employee (including each named executive officer) such disability and/or life insurance as we, in our sole discretion, may from time to time make available to our employees. Such insurance programs are part of an overall broad-based total compensation program designed to facilitate our ability to attract and retain employees as we compete for talented individuals in the marketplace where such benefits are commonly offered.

Policies with Respect to Equity Compensation Awards

We grant all stock option awards based on the fair market value as of the date of grant. We do not have a policy of granting stock option awards at other than the fair market value of our common stock. The exercise price for each stock option grants is based on the last quoted price per share on the NASDAQ Capital Market on the date of grant. We do not have a policy and do not intend to have a policy or practice to select option grant dates for executive officers in coordination with the release of material non-public information.

We also have an insider trading policy that prohibits our named executive officers and Board members from engaging in short-term or speculative transactions in our stock, including short sales.

Summary Compensation Table

The following table provides compensation information for the years ended December 31, 2012, 2011 and 2010 for each of our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards[1] ($)	All Other Compensation ($)	Total ($)
Joseph K. Belanoff, M.D.,	2012	$481,097	$ 481,097	—	—	$ 962,194
Chief Executive Officer	2011	$467,084	—	$ 3,057,026	—	$3,524,110
	2010	$453,480	$ 454,000	—	—	$ 907,480
G. Charles Robb, Chief	2012	$309,000	$ 77,250	—	—	$ 386,250
Financial Officer [4]	2011	$100,000	—	$ 1,380,000	—	$1,480,000
Robert L. Roe, M.D.,	2012	$443,369	$ 443,369	—	—	$ 886,738
President	2011	$430,455	—	$ 1,146,384 [2]	—	$1,576,839
	2010	$417,918	$ 315,000	—	$ 900	$ 733,818
Steven Lo, Vice President of	2012	$318,270	$ 159,135	$ 453,360	—	$ 930,765
Commercial Operations [3]	2011	$309,000	—	—	—	$ 309,000
	2010	$ 88,636	$ 25,000	$ 1,084,000		$1,197,636
Anne LeDoux,	2012	$234,105	$ 70,232	—	—	$ 304,337
Vice President and	2011	$227,287	—	$ 382,128	—	$ 609,415
Controller (Chief Accounting Officer)	2010	$220,667	$ 66,000	—	—	$ 286,667

[1] Amounts shown do not reflect compensation actually received by the named executive officers or the actual value that may be recognized by the named executive officers with respect to these awards in the future. Instead, the amounts shown represent the grant date fair value of the awards as of the date of grant. The relevant assumptions used to calculate the value of the option awards are set forth in Part IV – Item 15(1) - Financial Statements, Notes to Financial Statements, Note 9 – "Preferred Stock and Stockholders' Equity – Stock-Based Compensation Related to Employees and Director Options" in our Annual Report on Form 10-K for the year ended December 31, 2012.

(2) The stock option grant awarded in 2011 to Robert L. Roe, M.D., was comprised of two parts. One-half of the shares of the award (150,000 shares) is a service-based award that vests pro rata over a four-year period at the rate of 2.0834% on the monthly anniversary of the date of grant, until fully vested. The remaining one-half of the award (150,000 shares) vested in its entirety upon the occurrence of the approval of the NDA for the Company's first product by the FDA, which occurred in February 2012. The grant date fair value for this performance grant is $573,192 for the 150,000 share performance award to Dr. Roe.

(3) Steven Lo joined us in September 2010 as Vice President of Commercial Operations.

(4) G. Charles Robb joined us as Chief Financial Officer in September 2011.

Grants of Plan-Based Awards During 2012

The following table summarizes the grants of stock and option awards we made to the named executive officers in 2012.

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[1] ($)
		Threshold (#)	Target (#)	Maximum (#)			
Joseph K. Belanoff, M.D.	—	—	—	—	—	—	—
G. Charles Robb	—	—	—	—	—	—	—
Robert L. Roe, M.D.	—	—	—	—	—	—	—
Steven Lo [(2)]	10/10/2012	—	—	—	200,000	$2.70	$453,360
Anne LeDoux	—	—	—	—	—	—	—

(1) The value of the option award is based on the fair value as of the grant date of the award multiplied by the number of shares. Refer to Note 9 – "Preferred Stock and Stockholders' Equity – Stock-Based Compensation Related to Employees and Director Options" included in Part IV – Item 15(1) - Financial Statements, Notes to Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2012 for the relevant assumptions used to determine the valuation of our option awards.

(2) The stock option grant awarded to Mr. Lo vests over a four year period at the rate of 2.08334% on each monthly anniversary of the grant date until fully vested.

(3) There were no new option grants during 2012 to Drs. Belanoff and Roe, to Mr. Robb or to Ms. LeDoux.

Outstanding Equity Awards At Fiscal Year-End

The following table summarizes unexercised options that have not vested and related information for each of our named executive officers as of December 31, 2012.

Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Joseph K. Belanoff, M.D.	4/16/2007	1,000,000	—	$1.50	4/16/2017
	3/26/2009	968,765 (4)	31,235 (4)	$1.19	3/26/2019
	5/19/2011	316,676 (3)	483,324 (3)	$4.42	5/19/2021
G. Charles Robb	9/01/2011	187,500	415,500 (1)	$2.70	9/01/2021
Robert L. Roe, M.D.	11/23/2003	100,000	—	$7.00	11/23/2013
	2/10/2005	100,000	—	$4.82	2/10/2015
	3/2/2006	50,000	—	$4.95	3/2/2016
	4/16/2007	525,000	—	$1.50	4/16/2017
	3/26/2009	307,506 (4)	12,494 (4)	$1.19	3/26/2019
	5/19/2011	209,376 (5)	90,624 (5)	$4.42	5/19/2021
Steven Lo	9/24/2010	225,007 (2)	174,993 (2)	$3.51	9/24/2020
	10/10/2012	8,333 (3)	191,997 (3)	$2.70	10/10/2022
Anne M. LeDoux	4/16/2004	17,500	—	$12.00	4/16/2014
	10/6/2004	42,500	—	$7.73	10/6/2014
	9/23/2005	15,000	—	$5.70	9/23/2015
	4/16/2007	125,000	—	$1.50	4/16/2017
	3/26/2009	117,191 (3)	7,809 (3)	$1.19	3/26/2019
	5/19/2011	39,584 (3)	60,416 (3)	$4.42	5/19/2021

(1) The option vests at the rate of 25% at the first anniversary of the grant date and, thereafter, at the rate of 2.08334% per month, until fully vested.

(2) The option vests at the rate of 25% at the first anniversary of the grant date and, thereafter, at the rate of 2.0834% per month, until fully vested.

(3) The option vests at the rate of 2.08334% per month until fully vested.

(4) The stock option grants awarded to Joseph K. Belanoff, M.D. and Robert L. Roe, M.D., in 2009 were each comprised of 2 parts. One-half of the shares of each award (500,000 shares for Dr. Belanoff and 200,000 shares for Dr. Roe) is a service-based award that vests prorata over a four-year period at the rate of 2.0834% on the monthly anniversary of the date of grant, until fully vested. The remaining one-half of each award (500,000 shares for Dr. Belanoff and 200,000 shares for Dr. Roe) vested in its entirety in February 2012 upon the occurrence of the approval of the NDA for our first product by the FDA.

(5) The stock option grant awarded to Robert L. Roe, M.D., in 2011 was comprised of two parts. One-half of the shares of the award (150,000 shares) is a service-based award that vests pro rata over a four-year period at the rate of 2.0834% on the monthly anniversary of the date of grant, until fully vested. The remaining one-half of the award (150,000 shares) vested in its entirety in February 2012 upon the occurrence of the approval of the NDA for our first product by the FDA.

To date, no stock awards have been granted to any of our named executive officers.

Option Exercises in 2012

The following table includes certain information with regard to options exercised by our named executive officers during 2012.

Name	Option Exercises	
	Number of Shares Acquired (#)	Value Realized on Exercise ($)
Robert L. Roe, M.D.	80,000	$ 207,909 (1)

(1) Options were exercised and sold under a 10b(5)-1 plan. The value realized on exercise represents the excess of the prices at which the shares were sold less the exercise price of the shares.

Pension Benefits

None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our named executives participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Potential Payments Upon Termination or Change in Control

Severance and Change in Control Agreements

We have entered into Severance and Change in Control Agreements with each of our named executive officers. The terms of the agreements are identical. The agreements provide that, if employment is terminated by us without cause or by the executive for good reason regardless of whether it is in connection with a change in control, the executive will be eligible for 12 months of his or her then current base salary and continued health insurance coverage for such 12-month period. In addition, the agreements provide for the full vesting of all outstanding equity awards in the event the executive employment is terminated by us without cause or by the executive for good reason within 18 months following a change in control. The receipt of any severance will be subject to the executive signing and not revoking a separation agreement and release of claims in a form reasonably acceptable to us within 60 days following executive's termination of employment. No severance will be paid or provided until the separation agreement and release of claims becomes effective.

The following table reflects compensation payable to each named executive officer under a change in control or various employment termination events. The amounts shown below assume that (i) a change in control of our company occurred on December 31, 2012 or (ii) such named executive officer terminated employment with our company effective as of December 31, 2012, and estimate the value to the named executive officer as a result of each triggering event.

Name	Benefit	Termination Without Cause	Involuntary Termination Other Than for Death, Disability or Cause Within 18 Months of Change in Control
Joseph K. Belanoff, M.D.	Base Salary	$ 481,097	$ 481,097
	Accelerated Vesting, of Stock Options[1]	—	$ 7,496 [2]
	Health Benefit	$ 29,970	$ 29,970
	Total	$ 511,067	$ 518,563
G. Charles Robb	Base Salary	$ 309,000	$ 309,000
	Accelerated Vesting, of Stock Options[1]	—	$ —[2]
	Health Benefit	$ 8,361	$ 8,361
	Total	$ 317,361	$ 317,361
Robert L. Roe, M.D.	Base Salary	$ 443,369	$ 443,369
	Accelerated Vesting, of Stock Options[1]	—	$ 2,999[2]
	Health Benefit	$ 8,079	$ 8,079
	Total	$ 451,448	$ 454,447
Steven Lo	Base Salary	$ 318,270	$ 318,270
	Accelerated Vesting, of Stock Options[1]	—	$ —[2]
	Health Benefit	$ 23,014	$ 23,014
	Total	$ 341,284	$ 341,284
Anne M. LeDoux	Base Salary	$ 234,105	$ 234,105
	Accelerated Vesting, of Stock Options[1]	—	$ 1,874[2]
	Health Benefit	$ 31,869	$ 31,869
	Total	$ 265,974	$ 267,848

(1) Assumes that the stock options were assumed or substituted by the successor entity to our company or a parent or subsidiary of the successor entity.

(2) For unvested options held by named executive officers as of December 31, 2012, the value ascribed to the change in control acceleration features under the Severance and Change in Control Agreements is calculated as follows:

a. For option grants to these individuals where the closing trading price for our company's common stock on the NASDAQ Capital Market as of December 31, 2012, $1.43, exceeded the exercise price of the option grant, the value of the acceleration benefit on change in control has been calculated as the difference between these factors multiplied by the number of unvested shares in each of these option awards as of that date.

b. There is no value ascribed to any unvested shares for any option grants to these individuals where the exercise price of the option grant equaled or exceeded $1.43, which was the closing trading price for our company's common stock on the NASDAQ Capital Market as of December 31, 2012.

Risk Assessment of Compensation Programs

Our Compensation Committee and Board have determined that our compensation policies, plans and practices are appropriately balanced and do not create risks that are reasonably likely to have a material adverse effect on the Company. To make this determination, they reviewed the compensation policies, plans and practices for our executive officers and employees assessing such features as design, payment methodology, relationship to the Company's performance and length of performance period, and oversight and controls as compared to the compensation practices that they have seen in similar companies in our stage of development. During the review several risk mitigating factors inherent in the Company's compensation practices were noted, including the Compensation Committee's and management's discretion in approving executive and employee compensation and establishing performance goals for short- and long-term compensation plans, the balance between fixed and variable pay and the mix of short- and long-term incentives that encourage consistent performance over a sustained period, thus aligning the interests of our executive officers and employees with that of our stockholders.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2012 with respect to the shares of our common stock that may be issued under all of our existing equity compensation plans, which consist of the 2012 Incentive Award Plan, the 2004 Equity Incentive Plan and the 2000 Stock Option Plan.

Plan Category	(a) Number of Securities to Be Issued upon Exercise of Outstanding Options	(b) Weighted Average Exercise Price of Outstanding Options	(c) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column(a))[2]
Equity compensation plans approved by stockholders	11,625,920	$2.90	4,054,507 [1][2]
Equity compensation plans not approved by stockholders	—	—	—
Total	11,625,920	$2.90	4,054,507

(1) Represents shares of common stock remaining available for future issuance under our 2012 Incentive Award Plan as of December 31, 2012.

(2) The 2012 Incentive Award Plan contains an "evergreen" provision that allows for increases on the first business day of each fiscal year beginning January 1, the lesser of an additional (i) 8,000,000 shares of our common stock, (ii) 4% of the outstanding shares of common stock on the immediately preceding December 31 or (iii) an amount determined by the Board. None of our other plans has an "evergreen" provision. On January 30, 2013, the Board authorized an "evergreen" increase in the shares available for grant under the 2012 Plan to be equivalent to 4% of the shares of our common stock outstanding on December 31, 2012, which represented an increase of 3,992,570 shares to the plan.

DIRECTOR COMPENSATION

The following table provides compensation information for the one year period ended December 31, 2012, for each member of our Board.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)[1]	All Other Compensation ($)	Total ($)
James N. Wilson [2][7]	—	—[2]	$384,877 [2]	$384,877
Joseph K. Belanoff, M.D. [3]	—	—	—	—
G. Leonard Baker, Jr. [6]	$15,000	$102,558 [4]	—	$117,558
Daniel M. Bradbury [6]	$ 3,750	$158,676 [5]		$162,426
Joseph C. Cook, Jr. [6]	$15,000	$102,558 [4]	—	$117,558
Patrick G. Enright [6]	$25,000	$102,558 [4]	—	$127,558
David L. Mahoney [6]	$25,000	$102,558 [4]	—	$127,558
Joseph L. Turner [6]	$25,000	$170,930 [4]	—	$195,930

(1) Amounts shown do not reflect compensation actually received by the directors or the actual value that may be recognized by the directors with respect to these awards in the future. Instead, the amounts shown represent the grant date fair value of the awards. The relevant assumptions used to calculate the value of the option awards are set forth in Part IV – Item 15(1) - Financial Statements, Notes to Financial Statements, Note 9 – "Preferred Stock and Stockholders' Equity – Stock-Based Compensation Related to Employees and Director Options" in our Annual Report on Form 10-K for the year ended December 31, 2012.

(2) Mr. Wilson is an employee director. He receives compensation in his role as an employee providing advice and business insight. The entire amount shown as Other Compensation for Mr. Wilson is salary paid in regard to his services as an employee. He receives no additional compensation in his capacity as a director. During 2012, Mr. Wilson received cash compensation in the amount of $384,877, which included a bonus to Mr. Wilson in his capacity as an employee in the amount of $192,439 that was awarded in February 2012 upon the FDA approval of Korlym. As of December 31, 2012, Mr. Wilson holds outstanding options to purchase an aggregate of 850,000 shares. In January 2013, Mr. Wilson was granted an option to purchase 300,000 shares of our common stock, which award vests with respect to 2.08334% on each monthly anniversary of the date of the grant, until fully vested.

(3) Dr. Belanoff is a full time employee and a named executive officer and is compensated in that capacity. He receives no additional compensation in his capacity as a director. See "Outstanding Equity Awards At Fiscal Year-End" table above for the aggregate number of shares represented by option awards outstanding that have been granted to Dr. Belanoff.

(4) During 2012, Mr. Turner, as chairman of the Audit Committee, was granted an option to purchase 50,000 shares with a grant date fair value of $170,930 and Messrs Baker, Cook, Enright, and Mahoney were each granted an option to purchase 30,000 shares with a grant date fair value of $102,558. All of these awards vest prorata over a one-year period at the rate of 8.3334% on the monthly anniversary of the date of grant, until fully vested.

(5) In October 2012, upon joining our board, Mr. Bradbury was granted an option for 70,000 shares with a grant date fair value of $158,676. This award vests with respect to 25% of the shares on the first anniversary of the date of the grant and, thereafter, at the rate of 2.08334% per month, until fully vested, subject to the director's continued service.

(6) As of December 31, 2012, our non-employee directors hold options outstanding to purchase the following number of shares: Mr. Baker: 180,000; Mr. Bradbury: 70,000; Mr. Cook: 175,000; Mr. Enright: 190,000; Mr. Mahoney: 290,000 and Mr. Turner: 180,000 shares.

Non-employee directors receive a director fee from us for their services as members of the Board in the amount of $15,000 per year. Members of the Audit Committee receive an additional $10,000 per year. New directors are granted an option to purchase 70,000 shares of our common stock in connection with their initial election to the Board. The initial director options vest with respect to 25% of the shares on the first anniversary of the date of the grant and, thereafter, at the rate of 2.08334% per month, until fully vested, subject to the director's continued service. Non-employee directors who are reelected at the Annual Meeting each receive a stock option grant that vests over the one year term as director at the rate of 8.3334% per month from the date of the Annual Meeting until fully vested, subject to the director's continued service. The chairmen of the Audit Committee and the Compensation Committee may each receive an additional grant of our common stock with a similar one-year vesting provision. The amounts of the annual grants are determined each year.

In June 2012, Joseph L. Turner, the chairman of the Audit Committee was granted an option to purchase 50,000 shares of our common stock and all other non-employee directors that were reelected at the Annual Meeting in June 2012 were granted options to purchase 30,000 shares of our common stock. In October 2012, Daniel M. Bradbury was granted an initial option to purchase 70,000 shares of our common stock upon joining our Board. Directors are reimbursed for certain expenses in connection with attending Board and committee meetings. The vesting provisions for these awards are as outlined in the preceding paragraph.

We have entered into a Severance and Change in Control Agreement with James N. Wilson, Chairman of the Board. The agreement with Mr. Wilson provides that if his employment or service on the Board is terminated involuntarily by us without cause or by him for good reason within 18 months of a change in control all of his outstanding equity awards shall become fully vested. Mr. Wilson will only receive vesting acceleration under this agreement if he signs and does not revoke a separation agreement and release of claims in a form reasonably acceptable to our Company within 60 days following termination of employment. No vesting acceleration will be provided to Mr. Wilson until the separation agreement and release of claims becomes effective.

COMPENSATION COMMITTEE REPORT*

The Compensation Committee of the Board, or Compensation Committee, has furnished this report on executive compensation. None of the members of the Compensation Committee is currently our officer or employee and all are "non-employee directors" for purposes of Rule 16b-3 under the Exchange Act and "outside directors" for purposes of Section 162(m) of the Internal Revenue Code. The Compensation Committee is responsible for designing, recommending to the Board for approval and evaluating our compensation plans, policies and programs and reviewing and approving the compensation of the Chief Executive Officer and other officers and directors.

This report, filed in accordance with Item 407(e)(5) of Regulation S-K, should be read in conjunction with the other information relating to executive compensation which is contained elsewhere in this Proxy Statement and is not repeated here.

In this context, the Compensation Committee hereby reports as follows:

1. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K contained herein with management; and

2. Based on the review and discussions referred to in paragraph (1) above, the Compensation Committee recommended to our Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2012.

COMPENSATION COMMITTEE
G. LEONARD BAKER, JR., CHAIRMAN
DANIEL M. BRADBURY
JOSEPH C. COOK, JR.
DAVID L. MAHONEY

* The material in this report is not soliciting material, and is not deemed filed with the SEC.

REPORT OF THE AUDIT COMMITTEE*

Under the guidance of a written charter adopted by the Board, the purpose of the Audit Committee is to oversee the accounting and financial reporting processes of the Company and audits of its financial statements. The responsibilities of the Audit Committee include appointing and providing for the compensation of the Company's independent registered public accounting firm. Each of the members of the Audit Committee meets the independence requirements of NASDAQ.

Management has primary responsibility for the system of internal controls and the financial reporting process. The independent registered public accounting firm has the responsibility to express an opinion on the financial statements and internal control over financial reporting based on an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB).

In this context and in connection with the audited financial statements contained in the Company's Annual Report on Form 10-K, the Audit Committee:

- reviewed and discussed the audited financial statements as of and for the fiscal year ended December 31, 2012 with the Company's management and Ernst & Young LLP, the Company's independent registered public accounting firm;
- discussed with Ernst & Young LLP the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (Codification of Statements on Auditing Standards, AU 380) as adopted by the PCAOB in Rule 3200T;
- received the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the PCAOB regarding Ernst and Young LLP's communications with the Audit Committee concerning independence and discussed with Ernst & Young LLP their independence;
- considered and discussed whether the non-audit services, if any, performed by Ernst & Young LLP are compatible with maintaining their independence;
- reviewed and discussed the reports of management and Ernst & Young LLP on their assessments of the effectiveness of the Company's internal control over financial reporting as of the end of the most recent fiscal year;
- reviewed the disclosures regarding the Company's system of internal controls required to be contained in the Company's Form 10-K;
- based on the foregoing reviews and discussions, recommended to the Board that the audited financial statements and management's report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2012 be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the Securities and Exchange Commission; and
- instructed Ernst & Young LLP that the Audit Committee expects to be advised if there are any subjects that require special attention.

The Audit Committee has also recommended, subject to stockholder ratification in Proposal 2 in this Proxy Statement, the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013.

AUDIT COMMITTEE
JOSEPH L. TURNER, CHAIRMAN
PATRICK G. ENRIGHT
DAVID L. MAHONEY

---

* The material in this report is not soliciting material, and is not deemed filed with the SEC.

FEES OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

Fees for audit services totaled approximately $1.1 million in 2012 and $651,000 in 2011, including fees for professional services provided by Ernst & Young LLP, our independent registered public accounting firm, in connection with the integrated annual audit of our financial statements and internal control over financial reporting in 2012 and 2011, review of our quarterly financial statements included in Quarterly Reports on Forms 10-Q, comfort letters to underwriters in connection with public financing transactions, consultations on matters addressed during the audit, quarterly reviews, or reviews of financing transactions under consideration and services provided in connection with other statutory or regulatory filings, including consents.

Audit-Related Fees, Tax Fees, and All Other Fees

We incurred fees for tax advisory services from our independent registered public accounting firm in the amount of approximately $98,000 in 2012 and $20,000 in 2011, in connection with our analysis of changes in ownership of our stock under Section 382 of the Internal Revenue Code, state nexus and international tax matters.

Pre-approval of audit-related and non-audit services

Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and permissible non-audit services rendered by our independent registered public accounting firm, Ernst & Young LLP. Under this policy, our Audit Committee must pre-approve all audit and non-audit services performed by the Company's independent auditor in order to ensure that the provision of such services does not impair the auditor's independence. The policy permits the engagement of the independent registered public accounting firm for services that are approved by our Audit Committee in defined categories such as audit services, audit-related services and tax services. Pre-approval may be given as part of our Audit Committee's annual review and approval of the scope and estimated cost of non-audit services that may be provided by the independent registered public accounting firm or on an individual explicit case-by-case basis before the independent registered public accounting firm is engaged to provide each service. The Audit Committee has also delegated to the Chair of the Audit Committee the authority to pre-approve audit and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and associated fees, provided that the Chair shall report any decision to pre-approve such audit or non-audit services and fees to the full Audit Committee at its next regular meeting. Our Audit Committee receives periodic reports on the scope of services provided and expected to be provided in the future by the independent registered public accounting firm.

Consistent with this policy, in 2012 and 2011 all audit and non-audit services (including audit-related fees, tax fees and all other fees) performed by our independent registered public accounting firm, Ernst & Young LLP, were pre-approved by the Audit Committee.

PROPOSALS TO BE ACTED UPON AT THE ANNUAL MEETING

PROPOSAL 1

ELECTION OF DIRECTORS

At the Annual Meeting, the stockholders will vote on the election of eight directors, each to serve for a one-year term until the annual meeting of stockholders in 2014 and until their successors are duly elected and qualified. The independent members of the Board have selected, and the Board has unanimously nominated, G. Leonard Baker, Jr., Joseph K. Belanoff, M.D., Daniel M. Bradbury, Joseph C. Cook, Jr., Patrick G. Enright, David L. Mahoney, Joseph L. Turner and James N. Wilson for election to the Board. The nominees have indicated that they are willing and able to serve as directors. If any of the nominees becomes unable or unwilling to serve, the accompanying proxy may be voted for the election of such other person as shall be designated by the Board. The proxies being solicited will be voted for the nominees at the Annual Meeting. Directors will be elected by a plurality of the votes cast, in person or by proxy, at the Annual Meeting, assuming a quorum is present. Stockholders do not have cumulative voting rights in the election of directors.

Recommendation of the Board

The Board of Directors unanimously recommends a vote "FOR" the election of the nominees as listed above.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards for the election of the nominees as listed above.

PROPOSAL 2

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

At the Annual Meeting, the stockholders will be asked to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting and will have the opportunity to make statements if they desire to do so. Such representatives are also expected to be available to respond to appropriate questions.

Recommendation of the Board

The Board of Directors unanimously recommends a vote "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013.

OTHER MATTERS

As of the time of preparation of this Proxy Statement, neither the Board nor management intends to bring before the meeting any business other than the matters referred to in the Notice of Annual Meeting and this Proxy Statement. If any other business should properly come before the meeting, or any adjournment or postponement thereof, the persons named in the proxy will vote on such matters according to their discretion.

STOCKHOLDER PROPOSALS FOR THE 2014 ANNUAL MEETING

Pursuant to Rule 14a-8 under the Exchange Act, stockholder proposals for inclusion in the proxy statement of the Board of Directors for the 2014 Annual Meeting of Stockholders must be received by us at 149 Commonwealth Drive, Menlo Park, California 94025, on or before December 18, 2013 and must otherwise comply with Rule 14a-8 under the Exchange Act. However, if the date of the 2014 Annual Meeting of Stockholders is changed by more than 30 days from the anniversary date of our 2013 Annual Meeting of Stockholders, such deadline pursuant to Rule 14a-8 under the Exchange Act will instead be a reasonable time before we begin to print and send our proxy materials. If we are not notified by the deadline under Rule 14a-8 under the Exchange Act of a proposal to be brought before the 2014 Annual Meeting of Stockholders by a stockholder, then proxies held by management may provide the discretion to vote against such proposal even though it is not discussed in the proxy statement for such meeting.

In addition, regardless of whether a proposal is included in our proxy statement, our Amended and Restated Bylaws provide that advance notice of a stockholder's proposal to be brought before the 2014 Annual Meeting of Stockholders, including director nominations, must be delivered to the Secretary of our company at our principal executive offices not earlier than November 18, 2013 (one hundred fifty (150) days), and not later than December 18, 2013 (one hundred twenty (120) days), prior to the anniversary of the mailing date of the proxy materials for the previous year's annual meeting. Our Amended and Restated Bylaws also provide that in the event that the annual meeting is advanced by more than 30 days prior to or delayed by more than 60 days after the anniversary date of the preceding year's annual meeting, this advance notice must be received not later than the close of business on the later of (i) the 150th day prior to such annual meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made. In the event that the number of directors to be elected to the Board is increased and we do not make a public announcement naming all of the nominees for director or specifying the size of the increased Board by March 23, 2014, which is 55 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by our Amended and Restated Bylaws shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary of our company at our principal executive offices not later than the close of business on the 10th day following the day on which such public announcement is first made by us.

Each stockholder's notice must contain the following information as to each matter the stockholder proposes to bring before the annual meeting: (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and appropriate biographical information and a statement as to the qualification of the nominee; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on our books, and of such beneficial owner, (ii) the number of shares of our common stock which are owned beneficially and of record by such stockholder and such beneficial owner, and (iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of our voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of our voting shares to elect such nominee or nominees. A copy of the full text of the provisions of our Amended and Restated Bylaws dealing with stockholder nominations and proposals is available to stockholders from our Secretary upon written request.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, file reports, proxy statements and other information with the U.S. Securities and Exchange Commission. Reports, proxy statements and other information filed by us may be inspected without charge and copies obtained upon payment of prescribed fees from the Public Reference Section of the U.S. Securities and Exchange Commission at 100 F Street, NE, Washington, D.C. 20549, or by way of the U.S. Securities and Exchange Commission's website at http://www.sec.gov.

Information relating to our executive officers is incorporated by reference herein from the section captioned "Executive Officers" contained in Part I, Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on March 15, 2013. We will provide without charge to each person to whom a copy of the proxy statement is delivered, upon the written or oral request of any such persons, additional copies of our Annual Report on Form 10-K for the year ended December 31, 2012 or the 2013 proxy materials. Requests for such copies should be made by written request to Corcept Therapeutics Incorporated, 149 Commonwealth Drive, Menlo Park, California 94025, Attention: Secretary, or by oral request by calling (650) 327-3270.

By Order of the Board of Directors,



Robert L. Roe, M.D.
President and Secretary

Menlo Park, California
April 17, 2013

YOUR VOTE IS IMPORTANT!

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE VOTE YOUR SHARES BY INTERNET, BY TELEPHONE, OR YOU CAN COMPLETE, SIGN, DATE AND MAIL PROMPTLY THE ACCOMPANYING PROXY CARD IN THE ENCLOSED RETURN ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. THIS WILL ENSURE THE PRESENCE OF A QUORUM AT THE MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH TO DO SO EVEN IF YOU HAVE PREVIOUSLY SENT IN YOUR PROXY CARD. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN FROM THE RECORD HOLDER A PROXY ISSUED IN YOUR NAME.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 000-50679

CORCEPT THERAPEUTICS INCORPORATED
(Exact Name of Corporation as Specified in Its Charter)

Delaware	**77-0487658**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

149 Commonwealth Drive
Menlo Park, CA 94025
(Address of principal executive offices) (zip code)

(650) 327-3270
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12 (b) of the Act:

Title of Each Class:	Name of Each Exchange on which Registered:
Common Stock, $0.001 par value	The NASDAQ Capital Market

Securities registered pursuant to Section 12 (g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference to Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates of the Registrant was $241,382,000 as of June 30, 2012 based upon the closing price on the NASDAQ Capital Market reported for such date. This calculation does not reflect a determination that certain persons are affiliates of the Registrant for any other purpose.

On March 1, 2013 there were 99,814,250 shares of common stock outstanding at a par value of $0.001 per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for its 2013 Annual Meeting of Stockholders are incorporated by reference in Items 10, 11, 12, 13 and 14 of Part III.

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TABLE OF CONTENTS

Form 10-K
For the year ended December 31, 2012

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PART I

This Annual Report on Form 10-K (Form 10-K) contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act), and Section 27A of the Securities Act of 1933, as amended (Securities Act). All statements contained in this Form 10-K, other than statements of historical fact, are forward-looking statements. When used in this report or elsewhere by management from time to time, the words "believe," "anticipate," "intend," "plan," "estimate," "expect," "may," "will," "should," "seeks" and similar expressions are forward-looking statements. Such forward-looking statements are based on current expectations, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements made in this Form 10-K include, but are not limited to, statements about:

- *our ability to manufacture, market and sell Korlym™ (mifepristone) 300mg Tablets;*
- *our ability to realize the benefits of Orphan Drug Designation of Korlym in the United States;*
- *the progress and timing of our research, development and clinical programs and the timing of regulatory activities for mifepristone for the treatment of the psychotic features of psychotic depression;*
- *our estimates regarding enrollment in and the dates by which we expect to report results of our clinical trials and the anticipated results of these trials;*
- *our ability to achieve marketing approval of Korlym in the European Union (EU) and realize the benefits of Orphan Drug Designation there;*
- *the timing of the market introduction of future product candidates, including any compound in our families of selective GR-II antagonists;*
- *our ability to manufacture, market, commercialize and achieve market acceptance for our future product candidates, including mifepristone for the treatment of the psychotic features of psychotic depression and any compound in our families of selective GR-II antagonists;*
- *uncertainties associated with obtaining and enforcing patents;*
- *our estimates for future performance, including revenue and profits; and*
- *our estimates regarding our capital requirements.*

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors. For a more detailed discussion of such forward-looking statements and the potential risks and uncertainties that may impact upon their accuracy, see the "Risk Factors" section of this Form 10-K and the "Overview" and "Liquidity and Capital Resources" sections of the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this Form 10-K. These forward-looking statements reflect our view only as of the date of this report. Except as required by law, we undertake no obligations to update any forward-looking statements. Accordingly, you should also carefully consider the factors set forth in other reports or documents that we file from time to time with the Securities and Exchange Commission (SEC).

ITEM 1. BUSINESS

Overview

We are a pharmaceutical company engaged in the discovery, development and commercialization of drugs for the treatment of severe metabolic and psychiatric disorders. Our focus is on those disorders that are associated with a steroid hormone called cortisol. Elevated levels and abnormal release patterns of cortisol have been implicated in a broad range of human disorders. Since our inception in May 1998, we have been developing mifepristone — a potent glucocorticoid receptor II (GR-II) antagonist that blocks the activity of cortisol — for the treatment of a number of severe metabolic and psychiatric disorders. We have also discovered three series of novel selective GR-II antagonists and have moved a compound from one of these series into clinical development.

On February 17, 2012, the United States Food and Drug Administration (FDA) approved Korlym™ (mifepristone) 300 mg Tablets as a once-daily oral medication for treatment of hyperglycemia secondary to hypercortisolism in adult patients with endogenous Cushing's syndrome who have type 2 diabetes mellitus or glucose intolerance and have failed surgery or are not candidates for surgery. FDA approval means that we can market the drug for the approved indication in the United States. We made Korlym available to patients in April 2012 and continue to develop the sales, marketing, medical affairs and logistical infrastructure needed to commercialize the drug. We also have an on-going Phase 3 study of mifepristone, the active ingredient in Korlym, for the psychotic features of psychotic depression.

Unless otherwise stated, all references in this document to "we," "us," "our," "Corcept," the "Company," "our company" and similar designations refer to Corcept Therapeutics Incorporated.

Cushing's Syndrome. Cushing's syndrome is a disorder caused by prolonged exposure of the body's tissues to high levels of the hormone cortisol. Sometimes called "hypercortisolism," it is relatively uncommon and most often affects adults aged 20 to 50. An estimated 10 to 15 of every one million people are newly diagnosed with this syndrome each year, resulting in approximately 3,000 new patients and an estimated prevalence of 20,000 patients with Cushing's syndrome in the United States.

We received Orphan Drug Designation from the FDA in July 2007 for Korlym for the treatment of endogenous Cushing's syndrome. In the United States, Orphan Drug Designation is a special status granted by the FDA to encourage the development of treatments for diseases or conditions that affect fewer than 200,000 patients. Drugs that receive Orphan Drug Designation obtain seven years of marketing exclusivity for the approved indication from the date of drug approval, as well as tax credits for clinical trial costs, marketing application filing fee waivers and assistance from the FDA in the drug development process.

In October 2011 we received Orphan Drug Designation in the EU. Orphan Drug Designation in the EU confers benefits similar to those in the U.S., but includes ten years of marketing exclusivity for the approved indication in all 27 member states, free scientific advice during drug development, access to a centralized review process and a reduction or complete waiver of fees levied by the European Medicines Agency (EMA). We are working with the EMA now to prepare a Marketing Authorization Application (MAA) that, subject to filing with and review by the EMA, could serve as the basis for Korlym's approval in the EU.

As discussed above, in February 2012, the FDA approved our New Drug Application (NDA) for Korlym as a once-daily oral medication for treatment of hyperglycemia secondary to hypercortisolism in adult patients with endogenous Cushing's syndrome who have type 2 diabetes mellitus or glucose intolerance and have failed surgery or are not candidates for surgery.

Psychotic Depression. We are also developing mifepristone, Korlym's active ingredient, for treatment of the psychotic features of psychotic depression under an exclusive patent license from Stanford University. The FDA has granted "fast track" status to evaluate the safety and efficacy of mifepristone for the treatment of the psychotic features of psychotic depression.

In March 2008, we began enrollment in Study 14, our ongoing Phase 3 trial in psychotic depression. The protocol for this trial incorporates what we have learned from our three previously completed Phase 3 trials. It attempts to address the established relationship between increased drug plasma levels and clinical response and attempts to decrease the random variability observed in the results of the psychometric instruments used to measure efficacy. In one of the previously completed Phase 3 trials, Study 06, we prospectively tested and confirmed that patients whose plasma levels rose above a predetermined threshold statistically separated from both those patients whose plasma levels were below the threshold and those patients who received placebo; this threshold was established from data produced in earlier studies.

As expected, the group of patients who took 1200 milligrams (mg) of mifepristone in Study 06 developed higher drug plasma levels than did the groups of patients who received lower doses. Further, there was no discernible difference in the incidence of adverse events between patients who received placebo in Study 06 and those who received 300 mg, 600 mg or 1200 mg of mifepristone in that study. In August 2011, we published our analysis of these data in *The Journal of Clinical Psychopharmacology*. Based on this information, we are using a mifepristone dose of 1200 mg once per day for seven days in Study 14.

In addition, we are utilizing a third party centralized rating service to independently evaluate patients for entry into the study as well as to evaluate their level of response throughout their participation. We believe the centralization of this process will improve the consistency of rating across clinical trial sites and reduce the background noise that was experienced in earlier studies and is endemic to psychopharmacologic studies. We believe that this change in dose, as well as the other modifications to the protocol, should allow us to demonstrate the efficacy of mifepristone in the treatment of the psychotic symptoms of psychotic depression. In mid-2009, in order to conserve financial resources, we reduced the number of clinical sites to eight and extended the timeline for the study's completion. To increase the pace of patient enrollment, we began adding clinical sites in the fourth quarter of 2012 and plan to have 20 clinical sites participating by the end of the first quarter of 2013. Our goal is to enroll a sufficient number of patients by the end of 2013 to be able to perform a successful interim analysis.

Antipsychotic-induced Weight Gain Mitigation. In 2005, we published the results of studies in rats that demonstrated that mifepristone both reversed the weight gain associated with the ongoing use of olanzapine and mitigated the weight gain associated with the initiation of treatment with olanzapine (the active ingredient in Zyprexa®). The results from this study were published in the journal *Brain Behavioral Research* in early 2006. The study was paid for by Eli Lilly and Company (Eli Lilly).

During 2007 we announced positive results from our clinical proof-of-concept study in lean healthy male volunteers evaluating the ability of mifepristone to mitigate weight gain associated with the use of Zyprexa. The results show a statistically significant reduction in weight gain in those subjects who took Zyprexa plus mifepristone compared to those who took Zyprexa plus placebo. Also, the addition of mifepristone to treatment with Zyprexa had a beneficial impact on secondary metabolic measures such as fasting insulin, triglycerides and abdominal fat, as indicated by waist circumference. Eli Lilly provided Zyprexa and financial support for this study and its results were published in the journal *Advances in Therapy* in 2009. In January 2009, we announced positive results from a similar proof-of-concept study evaluating the ability of mifepristone to mitigate weight gain associated with the use of Johnson & Johnson's Risperdal®. This study confirmed and extended the earlier results seen with mifepristone and Zyprexa, demonstrating a statistically significant reduction in weight and secondary metabolic endpoints of fasting insulin, triglycerides and abdominal fat, as indicated by waist circumference. The results from the study of mifepristone and Risperdal were presented at several scientific conferences, including the American Diabetes Association meeting in June 2009, and were published in the journal *Obesity* in 2010.

The combination of Zyprexa or Risperdal and mifepristone is not approved for any indication. The purpose of these studies was to explore the hypothesis that GR-II antagonists, such as mifepristone and our next generation of selective GR-II antagonists, would mitigate weight gain associated with antipsychotic medications. The group of medications known as second generation antipsychotic medication, including Zyprexa, Risperdal, Clozaril® and Seroquel®, are widely used to treat schizophrenia and bipolar disorder. All medications in this group are associated with treatment-emergent weight gain of varying degrees and carry a warning in their labels relating to treatment-emergent hyperglycemia and diabetes mellitus.

Selective GR-II Receptor Antagonists. In 2003, we initiated a discovery research program to identify and patent selective GR-II antagonists. Our intent is to develop a pipeline of products for proprietary use. Three distinct series of selective GR-II antagonists have been identified. These compounds, like the active ingredient in our lead product Korlym, potently block the cortisol receptor (GR-II) but, unlike Korlym, do not appear to block the PR (progesterone), ER (estrogen), AR (androgen) or GR-I (mineralocorticoid) receptors. Both the United

States Patent & Trademark Office (USPTO) and the European Patent Office (EPO) have issued to us composition of matter patents in each of the three series. Two additional composition of matter patent applications are pending. See "Business — Intellectual Property."

Several of our new compounds have demonstrated positive results in animal models for the prevention and reversal of anti-psychotic-induced weight gain, as well as animal and *in vitro* models of other metabolic and common central nervous system disorders. One of these new compounds, CORT 108297, is in exploratory Phase 2 clinical trials and we plan to explore its potential use in several indications. *See Business — Next-Generation Selective GR-II Antagonists for the Prevention and Reversal of Anti-Psychotic-Induced Weight Gain.* We have identified other selective GR-II antagonists from our proprietary series that we believe may have utility as therapeutic agents in a variety of diseases. We intend to continue our discovery research program with the goal of identifying new selective GR-II antagonists and to perform manufacturing and pre-clinical development on several of these compounds and to submit Investigational New Drug applications (INDs) with respect to the most promising of them, as we deem appropriate.

The Role of Cortisol in Disease

Cortisol is a steroid hormone that plays a significant role in the way the body reacts to stressful conditions and is essential for survival. Cortisol significantly influences metabolism, exerts a clinically useful anti-inflammatory effect and contributes to emotional stability. Insufficient levels of cortisol may lead to dehydration, hypotension, shock, fatigue, low resistance to infection, trauma, stress and hypoglycemia. Excessive levels of cortisol may lead to impaired glucose tolerance, diabetes, obesity, depressed mood, psychosis, wasting of the arms and legs, edema, fatigue, hypertension, and other problems.

Elevated levels and abnormal release patterns of cortisol have also been linked to a broad range of metabolic and psychiatric conditions, such as weight gain, diabetes, hypertension, mood changes, psychosis and cognitive impairment.

While excess cortisol may play a role in numerous diseases, Cushing's syndrome (sometimes called "hypercortisolism") is the archetypal disease of excess cortisol, as Cushing's syndrome patients have tumors that produce excess levels of cortisol or adrenocorticotropic hormone (ACTH), which stimulates the production of cortisol. Exposure to high levels of cortisol can result in weight gain, diabetes, hypertension, infections, severe fatigue and psychosis.

Many studies have shown that patients with psychotic depression have elevated levels and abnormal release patterns of cortisol. This abnormal cortisol activity is not usually present in patients with nonpsychotic depression. More than 20 years ago, one of our scientific co-founders postulated that elevated levels of cortisol in patients with psychotic depression lead to elevated levels of dopamine, an important chemical substance found in the brain. Elevated levels of dopamine have been implicated in both delusional thinking and hallucinations. This hypothesis led to the concept that, by regulating the level and release patterns of cortisol, one could normalize dopamine levels in the brain, which may, in turn, ameliorate the symptoms of psychotic depression. In addition to cortisol's effect on dopamine levels, research has shown that prolonged elevated cortisol may also play a direct role in causing the symptoms of psychotic depression.

The challenge in regulating levels of cortisol is that cortisol is needed for natural processes in the human body. Destroying the ability of the body to make cortisol or to drastically reduce its presence would result in serious detrimental effects. To have a viable therapeutic effect, a compound must be able to selectively modulate cortisol's effects.

Glucocorticoid Receptor Antagonists

Cortisol is produced by the adrenal glands and is carried via the bloodstream throughout the body, including to the brain, where it directly influences neuronal function. In the brain, cortisol binds to two receptors,

Glucocorticoid Receptor I and Glucocorticoid Receptor II, also known as GR-I and GR-II. GR-I is a high-affinity receptor that is involved in the routine functions of cortisol in the brain. It has approximately ten times the affinity of GR-II for cortisol and its binding sites are filled with cortisol nearly all the time. In general, GR-II binding sites do not fill until levels of cortisol become elevated. Short-term activation of GR-II has benefits, which include helping the individual to be more alert and better able to function under stressful conditions. Long-term activation of GR-II, however, has been shown to have significant toxicity and appears to be linked to multiple metabolic and psychiatric disease states, such as Cushing's syndrome and psychotic depression. The action of cortisol can be moderated by the use of blockers, or antagonists, that prevent the binding of the hormone to its receptors. These antagonists, referred to as glucocorticoid or cortisol receptor antagonists, may prevent the undesirable effects of elevated levels and abnormal release patterns of cortisol.

Mifepristone, the active ingredient in Korlym, works by selectively blocking the binding of cortisol to GR-II. It is neither an antagonist nor agonist of GR-I. It also blocks the binding of progesterone to the progesterone receptor (PR). Because of its selective affinity, we believe that mifepristone can have a therapeutic benefit by modulating the effects of abnormal levels and release patterns of cortisol without compromising the necessary normal functions of cortisol. We have also discovered three series of additional compounds that, like mifepristone, potently block the GR-II receptor, but, unlike mifepristone, do not block the progesterone receptor. One of these compounds, CORT 108297, is now being studied in the clinic. We have identified other compounds suitable for advancement and plan to begin pre-clinical work on several of them in 2013.

Overview of Cushing's Syndrome

Endogenous Cushing's syndrome is caused by prolonged exposure of the body's tissues to high levels of the hormone cortisol produced by a tumor or tumors. In endogenous Cushing's syndrome, the excess cortisol is stimulated or directly produced by pituitary, adrenal or ectopic tumors. Cushing's syndrome is an orphan indication which most commonly affects adults aged 20 to 50. An estimated 10 to 15 of every one million people are newly diagnosed with this syndrome each year, resulting in approximately 3,000 new patients in the United States. An estimated 20,000 patients in the United States have been diagnosed with Cushing's syndrome. Symptoms vary, but most people have one or more of the following manifestations: high blood sugar, diabetes, high blood pressure, upper body obesity, rounded face, increased fat around the neck, thinning arms and legs, severe fatigue and weak muscles. Irritability, anxiety, cognitive disturbances and depression are also common. Cushing's syndrome can affect every organ system in the body and can be lethal if not treated effectively.

The preferred treatment for Cushing's syndrome patients is surgery, which if successful can cure the disease. Depending on the type of tumor, surgery can result in a range of complications and has varying rates of success. In approximately half of the patients, surgery is not successful, either because the tumor cannot be removed completely or the disease returns.

Commercialization of Korlym

Korlym is the first approved therapy for patients with endogenous Cushing's syndrome. On February 17, 2012, Korlym was approved by the FDA for hyperglycemia secondary to hypercortisolism in adult patients with endogenous Cushing's syndrome who have type 2 diabetes mellitus or glucose intolerance and have failed surgery or are not candidates for surgery. As indicated in the medicine's prescribing information, physicians prescribing Korlym may determine the appropriate dose for each patient by assessing tolerability and degree of improvement in manifestations of Cushing's syndrome. In the first six weeks, these manifestations may include changes in glucose control, anti-diabetic medication requirements, insulin levels and psychiatric symptoms. After two months, assessment may also be based on improvements in cushingoid appearance, acne, hirsutism, striae, decreased body weight, along with further changes in glucose control.

We have begun marketing Korlym in the United States, without a partner, because we believe that the market is highly concentrated and accessible. Following the drug's approval by the FDA in February 2012, we began hiring a small number of experienced medical science liaisons (MSLs), supported by medical affairs and other infrastructure, to educate health care providers about Korlym. To reach more physicians, in October 2012 we began deploying a small force of experienced field sales personnel. We intend for our MSLs and sales representatives to focus on patients who are in the care of an endocrinologist and in active treatment for their disease. We estimate that we would need to target approximately 500 endocrinologists to reach a large portion of the Cushing's syndrome population in active treatment. We also reach patients directly through web-based initiatives and interactions with patient groups. We have executed agreements with a specialty pharmacy, a specialty distributor, a contract sales organization, and a third-party logistics company to distribute Korlym and provide logistical support.

A large percentage of the people who suffer from Cushing's syndrome remain undiagnosed or inadequately treated. We intend to develop programs to educate the medical community and patients about early diagnosis of this syndrome and to increase awareness regarding the role of GR-II antagonists for this syndrome. We have retained a vendor to help patients with the reimbursement process. This vendor also administers our financial assistance programs for uninsured or under-insured patients who cannot otherwise afford the cost of Korlym.

Both the FDA and the European Commission have granted Orphan Drug Designation for Korlym. In the United States, Orphan drugs receive seven years of marketing exclusivity for the approved indication from the date of approval, as well as tax credits for clinical trial costs, marketing application filing fee waivers and assistance from the FDA in the drug development process. Benefits of Orphan Drug Designation in the EU are similar to those in the U.S., but include ten years of marketing exclusivity for the approved indication in all 27 member states, free scientific advice during drug development, access to a centralized review process and a reduction or complete waiver of fees levied by the European Medicines Agency (EMA). In 2013, we plan to commence a study of Korlym in pediatric Cushing's syndrome patients. If we complete the study and submit the data to the FDA and EMA pursuant to protocols and within timelines that we may agree upon with these agencies, our Orphan Drug marketing exclusivity period will be extended by six months in the United States and two years in the EU.

Additional Trials and Preclinical Studies

As part of its approval for Korlym, the FDA has required us to study the interactions, if any, between Korlym and ketoconazole, an anti-fungal agent that is sometimes used to treat Cushing's syndrome, although it is not approved by the FDA for that purpose. Further, the FDA has required us to perform a drug utilization study to better characterize the reporting rates of adverse events associated with the long-term use of Korlym. On our own initiative, we conducted a long-term extension study in patients who completed the Phase 3 trial to assess safety of chronic dosing. Upon the approval of Korlym we transitioned study patients to commercial product and terminated the study.

Overview of Psychotic Depression

Psychotic depression is a serious psychiatric disease in which a patient suffers from severe depression accompanied by delusions, hallucinations or both. These psychotic features typically develop after the onset of a depressed mood, but may develop concurrently as well. Once psychotic symptoms occur, they usually reappear with each subsequent depressive episode. Of particular importance, when the patient's mood returns to normal the psychosis also resolves.

Data from the National Institute of Mental Health published in 2005 indicate that depressive disorders affect an estimated 9.5% of adults in the United States, or about 19 million people each year. Of these 19 million people, many published studies show that approximately 15-20%, or about three million people, have psychotic depression. Most patients with psychotic depression suffer their first episode of major depression between the ages of 30 and 40 and the majority will experience more than one episode in their lifetime. People with psychotic depression are approximately 70 times more likely to commit suicide in their lifetime than the general population and often require lengthy and expensive hospital stays.

Current Treatments for Psychotic Depression

There are two treatment approaches for the psychotic features of psychotic depression currently used by psychiatrists: electroconvulsive therapy (ECT) and combination drug therapy, which is a combination of antidepressant and antipsychotic medication. Neither of these treatments has been approved by the FDA for the psychotic features of psychotic depression and both approaches almost always have a slow onset of action, which may result in lengthy and costly hospitalization. Each of these treatments can have debilitating side effects. Of the two treatments, ECT is generally considered to be more effective.

- ECT involves passing an electrical current through the brain until the patient has a seizure. At least 100,000 patients receive ECT each year in the United States, with each patient requiring approximately six to twelve procedures over a period of three to five weeks.
- Combination drug therapy is an alternative treatment for the psychotic features of psychotic depression that involves taking antipsychotic drugs such as olanzapine, haloperidol or chlorpromazine in combination with antidepressant drugs, such as fluoxetine, imipramine or venlafaxine. Patients on combination drug therapy often require three weeks or more to show improvement in their symptoms and treatment can take months before the symptoms are resolved entirely. Antipsychotic drugs can cause significant adverse side effects, including weight gain, diabetes, sedation, permanent movement disorders and sexual dysfunction.

Mifepristone for the Psychotic Features of Psychotic Depression

We are developing mifepristone as an oral medication to treat the psychotic features of psychotic depression. As a GR-II antagonist, mifepristone appears to mitigate the effects of the elevated and abnormal release patterns of cortisol in patients suffering from psychotic depression. We intend mifepristone to be a once-daily treatment given to patients with psychotic depression over seven consecutive days in a controlled setting, such as a hospital or physician's office.

We believe that mifepristone may significantly reduce psychotic symptoms of psychotic depression in many patients within one week and allow patients to be more easily maintained on antidepressant therapy alone without the need for ECT or antipsychotic medication. We believe that mifepristone may be superior to currently available treatments because we believe that mifepristone will enable patients with psychotic depression to improve their quality of life more quickly and with fewer side effects than with ECT or combination drug therapy.

Completed Clinical Trials of Mifepristone for Psychotic Depression

We have completed seven prior clinical trials evaluating mifepristone for treatment of the psychotic features of psychotic depression, in addition to our ongoing Phase 3 trial. The trials include three Phase 3 trials conducted from 2004 through 2007, in addition to four earlier stage clinical trials with mifepristone. These completed trials generated important data confirming the safety profile of mifepristone (alone and in combination with commonly prescribed antipsychotic and antidepressant medications), demonstrated positive efficacy trends, and provided insights into the design of future clinical trials which might improve the probability of clinical success.

Completed Phase 3 Clinical Trials. In addition to Phase 1 and 2 studies, we have completed three randomized, double-blind, placebo-controlled Phase 3 clinical trials to further assess the safety and efficacy of mifepristone for the treatment of the psychotic features of psychotic depression. Two of these trials (Study 06 and Study 07) were conducted primarily in the United States. The third trial (Study 09) was conducted in Eastern Europe.

The primary endpoint for Study 06 and Study 07 was the proportion of patients with at least a 50% improvement in the Brief Psychiatric Rating Scale Positive Symptom Subscale (BPRS PSS) at both Day 7 and

Day 56. The primary endpoint for Study 09 was the proportion of patients with at least a 50% improvement in the BPRS PSS, at both Day 7 and Day 28, with day 56 as a secondary endpoint. Patients must have had at least mild psychotic symptoms (BPRS PSS ≥ 12) to enter the studies and were hospitalized if clinically necessary.

- *Study 07:* The first of these trials, which began in September 2004, enrolled 257 patients randomized one-to-one to either treatment or placebo. Patients in the treatment arm received 600 mg of mifepristone once daily for seven days. Patients did not take any antidepressant or antipsychotic medication for at least one week before beginning the seven day treatment period. After the seven days of mifepristone treatment, all patients received antidepressant therapy through Day 56. Treatment with antipsychotic medications or ECT was not allowed at any time during the study.

  In this study patients receiving mifepristone did not have a statistically significant difference in response rate at the primary endpoint than did the patients receiving placebo. A retrospective analysis of the data showed that patients achieving drug plasma levels higher than 1800 nanograms per milliliter (ng/ml) had a statistically significant greater response rate than placebo. There was also a statistically significant site by treatment effect in this trial. Among the twenty sites who participated from the trial onset, patients who were given mifepristone had a significantly higher response rate than patients who received placebo. Among the sites added later in the trial, there was no significant difference in response rate between mifepristone and placebo patients. These findings were published in 2009 by *Contemporary Clinical Trials.*

- *Study 09*: This study, which commenced in May 2005, was a randomized, double-blind, placebo-controlled study in which 247 patients were enrolled at sites in Eastern Europe. Patients in the treatment arm received 600 mg of mifepristone once daily for seven days. The primary endpoint was the proportion of patients with at least a 50% improvement in the BPRS PSS score at both Day 7 and Day 28. The study did not demonstrate a significant difference in response between patients receiving mifepristone and patients receiving placebo as measured by the primary endpoint. The results at the two key secondary endpoints of Study 09 also were not statistically significant. Study 09 had an extremely high placebo response rate.

- *Study 06:* This trial began in October 2004, and enrolled 443 patients. These patients were randomly assigned to three active dose groups (300 mg, 600 mg and 1200 mg) or a placebo group, with patients receiving once daily dosing for a period of seven days. The three dosing levels responded to the FDA's request to supplement data on a range of doses to augment the data provided by our open label dose ranging study completed in 2001.

  The study did not achieve statistical significance with respect to the primary endpoint. However, there was a statistically significant correlation between plasma levels and clinical outcome achieved during treatment. Response rates for patients whose plasma levels rose above a predetermined threshold of 1661 ng/ml were statistically different than those patients whose plasma levels were below the threshold and those patients who received placebo. Further, the incidence of serious adverse events did not differ between placebo and any of the three mifepristone dose groups. In August 2011, we published an analysis of these results in *The Journal of Clinical Psychopharmacology*.

Ongoing Phase 3 trial – Study 14: We believe that the confirmation of a correlation between drug concentration and clinical response, as well as other observations from Study 06 and our two other completed Phase 3 clinical trials, served as a strong basis for the design of our ongoing Phase 3 study, which commenced in March 2008. The protocol for this trial incorporates information learned from the three completed Phase 3 trials in that it addresses the established relationship between increased drug plasma levels and clinical response, and it attempts to decrease the random variability observed in the results of the psychometric instruments used to confirm diagnosis and measure efficacy.

- Increased "Signal": In this trial we are administering a mifepristone dose of 1200 mg once per day for seven days instead of 600 mg once per day for seven days.

- Decreased "Noise": We also are utilizing a third party centralized rating service to independently evaluate the patient's diagnosis prior to entry into the study as well as to assess response. We believe the centralization of this process will improve the accuracy of diagnosis and the consistency of rating across clinical trial sites and reduce the background noise that is endemic to psychopharmacologic studies and clearly visible in our earlier studies.

We believe that these changes in the protocol should allow us to establish the efficacy of mifepristone in the treatment of the psychotic features of psychotic depression. Given the serious nature of psychotic depression, the lack of any approved drugs for the disorder and the data from our first clinical trial, the FDA granted a fast track designation for mifepristone for the treatment of the psychotic features of psychotic depression. In addition, the FDA has indicated that mifepristone will receive a priority review if no other treatment is approved for the psychotic features of psychotic depression at the time we submit our NDA.

Enrollment in Study 14 is ongoing. Our goal is to enroll a sufficient number of patients by the end of 2013 to be able to perform a successful interim analysis. To help reach this goal, we plan to increase the number of clinical sites from eight to approximately 20 by the end of the first quarter of 2013.

Clinical Trial Agreements. Many of our Phase 3 clinical trials are conducted through the use of clinical research organizations (CROs.) At our request, these organizations oversee clinical trials at various institutions to test the safety and efficacy of our product candidates for the targeted indications. Our ongoing Phase 3 clinical trial, Study 14, evaluating mifepristone for the treatment of the psychotic features of psychotic depression is being conducted under an agreement with ICON Clinical Research, LP (ICON). We may terminate this agreement with 60 days notice to ICON, or sooner based on mutual agreement of the parties. In addition, we entered into an agreement with MedAvante, Inc. (MedAvante), in March 2008, to provide the centralized psychiatric diagnosis and rating services for patients being screened and enrolled in Study 14. We may terminate this agreement with 30 days notice to MedAvante.

Discovery Research: Next-Generation Selective GR-II Antagonists

In 2003, we initiated a discovery research program to identify and patent selective GR-II antagonists at a contract research organization in the United Kingdom. Through this program we have identified and filed patent applications for three distinct series of selective GR-II antagonists. These compounds appear to be as potent as our lead product mifepristone in blocking cortisol but, unlike mifepristone, they do not appear to block the progesterone or other steroid receptors. Currently, we are investigating several compounds in our research programs. We plan to submit INDs for such additional compounds as our research indicates may be promising and as we deem appropriate.

We have assembled a patent portfolio covering both a broad range of uses and the composition of our new chemical entities.

- We have composition of matter claims on three patent families of novel selective glucocorticoid receptor (GR-II) antagonists. Applications for all three families have been allowed or issued in both the United States and Europe. Two additional composition of matter patent applications are pending in both the United States and Europe.
- We also have a portfolio of patents describing the use of drugs that block the GR-II receptor for the treatment of metabolic and psychiatric disorders. In addition to psychotic depression, we own or have exclusively licensed issued patents for the use of GR-II antagonists for treatment and / or prevention of:
  - weight gain following treatment with antipsychotic medication;
  - mild cognitive impairment;
  - stress disorders;
  - early dementia, including early Alzheimer's disease;

- delirium;
- gastroesophageal reflux disease;
- cognitive deterioration in adults with Down's Syndrome;
- psychosis associated with cocaine addiction;
- catatonia; and
- increased therapeutic response to ECT.

See "Business — Intellectual Property."

Next-Generation Selective GR-II Antagonists for the Prevention and Reversal of Antipsychotic-Induced Weight Gain

In January 2009, we announced results from two preclinical studies of our first next-generation selective GR-II receptor antagonist, CORT 108297, for the prevention and reversal of weight gain caused by olanzapine, a medication marketed by Eli Lilly as Zyprexa. Using the same experimental rat model used previously with mifepristone, the preclinical studies demonstrated that CORT 108297 1) reversed and 2) prevented the weight gain caused by olanzapine in rats. Eli Lilly provided olanzapine and funded the cost of the studies.

- In the first of these two studies, seventy-two female rats (n=12 per group) were allowed to eat a normal diet for 56 days. During an "induction" phase of weight gain (study days 1-34), 12 rats were administered placebo, whereas 48 were administered olanzapine. Animals receiving olanzapine gained significantly more weight than animals receiving placebo ($p<.000001$). On Day 35, the 48 animals that had received olanzapine during the weight induction phase were randomized (n=12 per group) to receive one of the following regimens: placebo, CORT 108297 (20mg/kg), CORT 108297 (60mg/kg), CORT 108297 (120mg/kg) for the subsequent 21 days. There were robust, statistically significant, differences in weight between the olanzapine plus placebo and olanzapine plus CORT 108297 groups: Animals receiving olanzapine and placebo continued to gain significant body weight from day 35 to 56 ($p<.0001$) while animals receiving olanzapine plus CORT 108297 (all doses) exhibited significant weight reduction ($p<.00001$). At the highest dose tested (120 mg/kg), the animals' weight returned to levels observed prior to initial olanzapine ingestion. The results of this first study suggest that after significant weight gain from olanzapine has already occurred, CORT 108297 can be introduced while olanzapine is continued and reverse the weight gain caused by olanzapine.
- In the second study, rats (n = 96) were dosed with placebo, olanzapine (2.4 mg/kg), or, olanzapine plus CORT 108297 (2, 6, 20, 60, or 120 mg/kg) for 21 days. From baseline to day 21, rats administered olanzapine plus CORT 108297 gained significantly less weight than rats receiving olanzapine and placebo ($p <.00001$). Larger doses of CORT 108297 were significantly correlated with greater weight reduction ($p<.00001$). This second study suggests that when CORT 108297 is administered concomitantly with olanzapine, weight gain associated with the use of olanzapine can be prevented or at least attenuated.

These first two studies used dose levels of 20 mg/kg, 60 mg/kg and 120 mg/kg of CORT 108297. The results of these two experiments replicated the findings from previous animal studies of mifepristone, and were also consistent with results from randomized trials conducted in humans. The results were presented at the International Society of Psychoneuroendocrinology and the World Congress of Biological Psychiatry conferences in July 2009 and were published in the peer-reviewed journal, *Diabetes Obesity and Metabolism* in 2010.

A third study in the rat further evaluated the dose response relationship of CORT 108297 in preventing olanzapine induced weight gain with doses from 2 mg/kg to 20 mg/kg.

At the American Diabetes Association conference in June 2009 there was also a presentation of preclinical data from a study which demonstrated that CORT 108297 suppresses body weight gain and improves insulin sensitivity in healthy mice fed a 60% fat diet and high sucrose liquid. In 2011, these study results were published in the peer-reviewed publication, *The Journal of Nutrition and Metabolism.*

The manufacturing and preclinical development of CORT 108297 began late in 2008 and resulted in the submission of an IND to the FDA in December 2009. Dosing of healthy volunteers in the first Phase 1 study of CORT 108297 was completed in July 2010. This initial study was a single dose escalation study in healthy volunteers. We continue to evaluate CORT 108297 in exploratory Phase 2a studies in models of antipsychotic induced weight gain and changes in biomarkers induced by prednisone, a steroid.

If any of our selective GR-II antagonists prove to mitigate the weight gain and metabolic disturbances associated with the use of antipsychotic medication, they could potentially be of benefit to the millions of people currently taking this important pharmacotherapy.

Proof-of-Concept Studies

Metabolic Disorders

In April 2005, we announced results from two preclinical studies conducted in a rat model of olanzapine-induced weight gain. These studies demonstrated that mifepristone's GR-II antagonist action has the potential to both reverse the weight gain associated with olanzapine and to prevent the weight gain associated with the initiation of treatment with olanzapine, which led to our studies in humans.

In 2007, we announced results of our human clinical proof-of-concept study evaluating the ability of mifepristone to mitigate weight gain associated with the administration of Eli Lilly's Zyprexa (olanzapine). The results indicated a statistically significant reduction in weight gain in those subjects who took Zyprexa plus mifepristone compared to those who took Zyprexa plus placebo. Eli Lilly provided Zyprexa and financial support for this study. During 2009, we announced results from another proof-of-concept study evaluating the ability of mifepristone to mitigate weight gain associated with the administration of Johnson & Johnson's Risperdal (risperidone). The results indicated a statistically significant reduction in weight gain in those subjects who took Risperdal plus mifepristone compared to those who took Risperdal plus placebo. Both Zyprexa and Risperdal are indicated for the treatment of schizophrenia and bipolar disorder.

In the study of mifepristone and Zyprexa, 57 lean, healthy men (body mass index of 25 or less) were randomized to receive either Zyprexa plus placebo (n=22), Zyprexa plus mifepristone (n=24) or mifepristone plus placebo (n=11). This study took place in an institutional setting where daily weights were recorded and a range of metabolic parameters were measured. In the two week study, subjects in the Zyprexa plus placebo group gained an average of 7.0 pounds and subjects in the Zyprexa plus mifepristone group gained an average of 4.4 pounds; which is a statistically significant difference ($p<.001$). Subjects in the mifepristone plus placebo group gained an average of 4.4 pounds. The difference in weight gain trajectory was apparent in the first days of the study, reaching statistical significance during the first week. The increase in waist circumference, a surrogate for abdominal fat, in subjects who received Zyprexa plus placebo was also significantly greater than subjects who received Zyprexa plus mifepristone ($p<.01$). The study was not designed to enroll a sufficient number of patients to have statistical power to detect significant effects on metabolic measures; however, the effect of mifepristone in this model was greater than expected. In addition to the finding about waist circumference, notable additional non-statistically significant group differences were observed. Patients taking Zyprexa plus placebo experienced greater increases from baseline to end of study in both triglycerides and fasting insulin compared to patients taking Zyprexa plus mifepristone. No unexpected study drug related adverse events were observed. These results were published in *Advances in Therapy* in 2009.

In the study of mifepristone and Risperdal, 75 lean, healthy men (body mass index of 23 or less) were randomized to receive either Risperdal plus placebo (n=30), Risperdal plus mifepristone (n=30) or mifepristone plus placebo (n=15). This study also took place in an institutional setting where daily weights were recorded and a range of metabolic parameters were measured. In this four-week randomized double-blind controlled study, subjects in the Risperdal plus placebo group gained an average of 9.2 pounds, compared to a gain of 5.1 pounds in the Risperdal plus mifepristone group. This difference was statistically significant ($p<0.0001$). Additional important metabolic parameters, including fasting insulin, triglycerides and abdominal fat, as reflected by waist circumference, were also measured. The addition of mifepristone to Risperdal resulted in a statistically significant reduction in fasting insulin levels, triglyceride levels, and abdominal fat (as measured by waist circumference). Consistent with prior studies, mifepristone appeared to be well tolerated. These results were published in *Obesity* in 2010.

The combinations of Zyprexa and mifepristone or Risperdal and mifepristone are not approved for any indication. The purpose of these studies was to explore the hypothesis that GR-II antagonists would mitigate weight gain and other metabolic effects associated with antipsychotic medications. The group of medications sometimes referred to as "atypical antipsychotics," including Zyprexa, Risperdal, Clozaril (clozapine) and Seroquel (quetiapine), are widely used to treat schizophrenia and bipolar disorder. All medications in this group are associated with treatment-emergent weight gain of varying degrees and carry a warning in the label relating to treatment-emergent hyperglycemia and diabetes mellitus.

Other Disorders

We have collaborated with researchers investigating the utility of mifepristone and some of our next-generation selective GR-II antagonists in pre-clinical and human proof-of-concept studies in a wide range of disorders, including alcoholism, post-traumatic stress disorder, Alzheimer's disease, and ovarian cancer.

Research and Development

We incurred approximately $14.1 million, $21.0 million and $18.9 million of research and development expenses in the years ended December 31, 2012, 2011 and 2010, respectively, which accounted for approximately 36%, 65% and 69% of our total operating expenses in these respective fiscal years. For a further discussion, see Part II, Item 7, Management's Discussion and Analysis of Financial Conditions and Results of Operations — Results of Operations.

Manufacturing Korlym

As a drug discovery, development and commercialization company, we intend to continue to utilize our financial resources to commercialize Korlym and advance other product candidates rather than diverting resources to establishing our own manufacturing facilities.

We intend to continue to rely on experienced contract manufacturers to produce our product candidates. We have entered into a manufacturing agreement with one contract manufacturer, Produits Chimiques Auxiliaires et de Synthese SA (PCAS), to produce the active pharmaceutical ingredient (API) for Korlym. The FDA approved our commercial use of material produced by PCAS as part of our NDA submission for Korlym. The agreement with PCAS, which was executed in November 2006, was for an initial period of five years with an automatic extension for one additional year and has been extended to June 2013. We are pursuing discussions to continue the relationship thereafter. The agreement calls for us to purchase from PCAS at least 75 percent of our requirements until the expiration of the agreement. If PCAS is unable to manufacture the product for a consecutive six-month period, we have the right to terminate the agreement, without penalty.

We have also entered into an agreement with another contract manufacturer, PharmaForm, L.L.C. (PharmaForm), for the production of Korlym tablets. The agreement with PharmaForm was executed in March 2012 for an initial period of two years. The agreement will be automatically extended for additional one year periods unless one Party gives six months' prior written notice that it does not want such an extension. The agreement with PharmaForm may be terminated by either party upon 180 days written notice; we may terminate projects initiated under this agreement with 30 days written notice. There are no minimum purchase amounts under this agreement.

We are currently in negotiations for a commercial manufacturing agreement with AAI Pharma, our second tablet manufacturer whose facility was approved by the FDA for manufacture of our commercial Korlym tablets in November 2012.

Competition for Korlym

Korlym competes with established treatments, including surgery, radiation, and approved medicines prescribed "off-label." Korlym will also compete with Novartis' drug, Signifor® (pasireotide) Injection, which the FDA approved in December 2012 for the treatment of adult patients with Cushing's disease (a subset of Cushing's syndrome) who are not candidates for pituitary surgery or for whom surgery did not work. In April 2012, Signifor received marketing approval in the EU. It has Orphan Drug designation in both the United States and the EU. Signifor is a somatostatin analogue that inhibits ACTH production by the pituitary, which leads to reduced cortisol production. In the Phase 3 study that served as the basis for Novartis' NDA, the drug normalized cortisol levels in 26 percent of patients. Sixty-seven percent of patients developed hyperglycemia or diabetes. Signifor must be taken twice daily, by injection.

Korlym may also experience competition from compounds under development for Cushing's syndrome. We are aware that Laboratoire HRA Pharma (HRA) has received an Orphan Drug Designation in the United States and Europe for the use of mifepristone to treat a subtype of Cushing's syndrome and has begun a clinical trial in Europe and the United States. If this product is approved for commercialization in the United States and the EU, our potential future revenue could be reduced. We are also aware that Exelgyn Laboratories, which operates as a subsidiary of Medi Challenge (Pty) Ltd., received Orphan Drug Designation for endogenous Cushing's syndrome in Europe, but they have stated that they have not yet conducted any clinical trials.

Many colleges, universities and public and private research organizations are also active in the human health care field. While these entities focus on education, they may develop or acquire proprietary technology that we may require for the development of our product candidates. We may attempt to obtain licenses to this proprietary technology.

Our ability to compete successfully will be based on our ability to develop proprietary products, attract and retain scientific personnel, obtain patent or other protection for our product candidates, obtain required regulatory approvals and manufacture and successfully market Korlym and our future products either alone or through outside parties.

Intellectual Property

Patents and other proprietary rights are important to our business. It is our policy to seek patent protection for our inventions, and to rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position.

Under an agreement with Stanford University, we have licensed exclusive rights to the following issued U.S. patents and any corresponding foreign patents:

U.S. Patent Number	Subject Matter	Expiration Date
6,150,349	Use of GR-II antagonists in the treatment of psychotic major depression	October 5, 2018
6,362,173	Use of GR-II antagonists in the treatment of cocaine-induced psychosis	October 5, 2018
6,369,046	Use of GR-II antagonists in the treatment of early dementia	February 4, 2019

The corresponding foreign patents expire in 2018.

We are required to make milestone payments and pay royalties to Stanford University on sales of products commercialized under any of the above patents. We are currently in compliance with our obligations under the agreement. If Stanford University were to terminate any of our exclusive licenses due to breach of the license on our part, we would not be able to commercialize mifepristone for the treatment of the psychotic features of psychotic depression, cocaine-induced psychosis or early dementia.

We also own issued U.S. patents for the use of GR-II antagonists in the treatment of mild cognitive impairment, for the treatment of weight gain following treatment with antipsychotic medication, for the prevention and treatment of stress disorders, for increasing the therapeutic response to ECT, for the treatment of delirium, for the treatment of catatonia, for the treatment of gastroesophageal reflux disease and for inhibiting cognitive deterioration in adults with Down's Syndrome. The expiration dates of these patents and their foreign counterparts range from 2020 to 2028.

In addition, we have nine U.S. method-of-use applications covering certain GR-II antagonists, including the treatment of:

- patients suffering from mental disorders by optimizing mifepristone levels in plasma serum;
- neurological damage in premature infants;
- muscular dystrophy;
- migraine headaches;
- psychosis associated with interferon-alpha therapy;
- depression in patients taking Interleukin-2 (IL-2); and
- amyotrophic lateral sclerosis (ALS).

The approximate expiration dates of the patents that could issue from these applications and their foreign counterparts range from 2023 to 2032.

We have composition of matter claims on three patent families of novel selective GR-II antagonists. Applications for all of the three families have been allowed in both the United States and Europe. The expiration dates of these U.S. and European patents range from 2026 to 2027. Two additional composition of matter patent applications are pending.

We have also filed, where we deemed appropriate, foreign patent applications corresponding to our U.S. patents and applications.

However, we cannot assure you that any of our patent applications will result in the issuance of patents, that any issued patent will include claims of the breadth sought in these applications, or that competitors will not successfully challenge or circumvent our patents if they are issued.

Although three of our patents have claims directed to the composition of compounds, we do not have a patent with claims directed to the composition of mifepristone. Our rights under our issued patents related to mifepristone cover only the use of that compound in the treatment of specific diseases.

The composition of matter patent covering mifepristone has expired. The only previously FDA-approved use of mifepristone is to terminate pregnancy. The FDA has imposed significant restrictions on the use of mifepristone to terminate pregnancy. To protect our market for Korlym we plan to rely on (1) the exclusive marketing rights conferred as a benefit of Orphan Drug Designation in the United States and EU, (2) the restrictions imposed by the FDA on the use of mifepristone to terminate pregnancy, (3) the different patient populations, administering physicians and treatment settings between the use of mifepristone to terminate pregnancy and to treat Cushing's syndrome and (4) our method of use patents described above.

The patent positions of companies in the pharmaceutical industry are highly uncertain, involve complex legal and factual questions and have been and continue to be the subject of much litigation. Our product candidates may give rise to claims that we infringe on the products or proprietary rights of others. If it is determined that our drug candidates infringe on others' patent rights, we may be required to obtain licenses to those rights. If we fail to obtain licenses when necessary, we may experience delays in commercializing our product candidates while attempting to design around other patents, or determine that we are unable to commercialize our product candidates at all. If we do become involved in intellectual property litigation, we are likely to incur considerable costs in defending or prosecuting the litigation. We believe that we do not currently infringe any third party's patents or other proprietary rights, and we are not obligated to pay royalties relating to the use of intellectual property to any third party other than Stanford University.

In 2004 Akzo Nobel filed an observation to the grant of our exclusively licensed European patent application with claims directed to psychotic depression. In February 2006, the EPO allowed our patent application. We are not aware of any other disputes related to patent issues.

License Agreement

Under our exclusive license agreement with Stanford University to patents covering the use of mifepristone to treat the psychotic features of psychotic depression and for the treatment of early dementia, we are required to pay Stanford $50,000 annually as a nonrefundable royalty payment. This payment is creditable against future royalties. We are also obligated to pay Stanford a $50,000 milestone upon the filing of the NDA for mifepristone for the treatment of psychotic depression and a further $200,000 milestone payment upon FDA approval of mifepristone for that indication. The milestone payments are also creditable against future royalties. This license agreement expires upon expiration of the related patents or upon notification by us to Stanford relating to the use of intellectual property. See "Intellectual Property."

Government Regulation

Prescription pharmaceutical products are subject to extensive pre- and post-approval regulation, including regulations that govern the testing, manufacturing, safety, efficacy, labeling, storage, record keeping, advertising, and promotion of the products under the Federal Food, Drug and Cosmetic Act. All of our product candidates will require regulatory approval by government agencies prior to commercialization. The process required by the FDA before a new drug may be marketed in the United States generally involves the following: completion of preclinical laboratory and animal testing; submission of an IND, which must become effective before clinical trials may begin; performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug or biologic's intended use; and, in the case of a new drug, approval by the FDA of an NDA. The process of complying with these and other federal and state statutes and regulations in order to obtain the necessary approvals and subsequently complying with federal and state statutes and regulations involves significant time and expense.

Preclinical studies are generally conducted in laboratory animals to evaluate the potential safety and the efficacy of a product. Drug developers submit the results of preclinical studies to the FDA as a part of an IND, which must be approved before beginning clinical trials in humans. Typically, human clinical trials are conducted in three sequential phases that may overlap.

- Phase 1. Clinical trials are conducted with a small number of subjects to determine the early safety profile, maximum tolerated dose and pharmacokinetics of the product candidate in human volunteers.
- Phase 2. Clinical trials are conducted with groups of patients afflicted with a specific disease to determine preliminary efficacy, optimal dosages and expanded evidence of safety.
- Phase 3. Large-scale, multi-center, comparative trials are conducted with patients afflicted with a target disease to establish the overall risk/benefit ratio of the drug and to provide enough data to demonstrate with substantial evidence the efficacy and safety of the product, as required by the FDA.

The FDA and the Institutional Review Boards closely monitor the progress of each of the three phases of clinical trials that are conducted in the United States and may reevaluate, alter, suspend or terminate the testing at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable health risk. The FDA may also require that additional studies be conducted, such as studies demonstrating that the drug being tested does not cause cancer.

After Phase 3 trials are completed, drug developers submit the results of preclinical studies, clinical trials, formulation studies and data supporting manufacturing to the FDA in the form of an NDA for approval to commence commercial sales. The FDA reviews all NDAs submitted before it accepts them for filing. The FDA may request additional information rather than accept an NDA for filing. If the FDA accepts an NDA for filing, it may grant marketing approval, request additional information or deny the application if it determines that the application does not meet regulatory approval criteria. Once an NDA has been accepted for filing, by law the FDA has 180 days to examine the application and respond to the applicant. However, the review process is often significantly extended by FDA requests for additional information or clarification. Under the Prescription Drug User Fee Act, the FDA has a goal of responding to NDAs within ten months of the filing date for standard review, and 6 months for priority review if a sponsor shows that its drug candidate provides a significant improvement compared to marketed drugs. The FDA has indicated to us that it will grant us a priority review of our NDA of mifepristone for the treatment of the psychotic features of psychotic depression if no other medications have been approved for this indication at the time of our submission. FDA approvals may not be granted on a timely basis, or at all.

If the FDA approves an NDA, the subject drug becomes available for physicians to prescribe in the United States. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-approval regulatory standards is not maintained. The drug developer must submit periodic reports to the FDA. Adverse experiences with the product must be reported to the FDA and could result in the imposition of marketing restrictions through labeling changes or product removal. Product approvals may be withdrawn if problems with safety or efficacy occur after the product reaches the marketplace. In addition, the FDA may require post-marketing studies, referred to as Phase 4 studies, to monitor the effect of approved products, and may limit further marketing of the product based on the results of these post-approval studies.

Facilities used to manufacture drugs are subject to periodic inspection by the FDA and other authorities where applicable, and must comply with current Good Manufacturing Practices regulations (cGMP). Failure to comply with the statutory and regulatory requirements subjects the manufacturer to possible legal or regulatory action, such as suspension of manufacturing, seizure of product or voluntary recall of a product.

With respect to post-approval product advertising and promotion, the FDA imposes a number of complex regulations on entities that advertise and promote pharmaceuticals, which include, among others, standards and regulations for direct-to-consumer advertising, off-label promotion, industry sponsored scientific and educational activities, and promotional activities involving the Internet. The FDA has very broad enforcement authority under the Federal Food, Drug and Cosmetic Act, and failure to abide by these regulations can result in penalties including the issuance of a warning letter directing a company to correct deviations from FDA standards, a requirement that future advertising and promotional materials be pre-cleared by the FDA, and state and federal civil and criminal investigations and prosecutions.

In addition to studies requested by the FDA after approval, a drug developer may conduct other studies to explore use of the approved compound for treatment of new indications. The purpose of these trials and studies and related publications is to broaden the application and use of the drug and its acceptance in the medical community. Data supporting the use of a drug for these new indications must be submitted to the FDA in a new or supplemental NDA that must be approved by the FDA before the drug can be marketed for the new indications.

Orphan Drug Designation. We have received Orphan Drug designation for Korlym for the treatment of endogenous Cushing's syndrome in both the United States and the EU. In the United States, Orphan Drug designation provides special status to a product to treat a rare disease or condition providing that the product meets certain criteria. Orphan designation qualifies the sponsor of the product for the tax credit and marketing incentives of the Orphan Drug Act, including seven years of exclusive marketing rights for the specific drug for the orphan indication, if it receives the first regulatory approval for that indication, with limited exceptions. A marketing application for a prescription drug product that has been designated as a drug for a rare disease or condition is not subject to a prescription drug user fee unless the application includes an indication for other than a rare disease or condition. Orphan Drug designation does not prevent competitors from developing or marketing different drugs for an indication. It also does not convey an advantage in, or shorten the duration of, the review and approval process for a drug by the applicable regulatory authority.

Benefits of Orphan Drug Designation in the EU are similar to those in the U.S., but include ten years of marketing exclusivity in all 27 member states, free scientific advice during drug development, access to a centralized review process and a reduction or complete waiver of fees levied by the European Medicines Agency.

Approvals outside the United States. Other than applying for and receiving Orphan Drug Designation for Korlym for Cushing's syndrome in the EU, we have not started the regulatory approval process in any jurisdiction other than the United States and we are unable to estimate when, if ever, we will commence the regulatory approval process in any foreign jurisdiction. We or our potential future partners will have to complete an approval process similar to the U.S. approval process in foreign target markets for our product candidates before we can commercialize our product candidates in those countries. The approval procedure and the time required for approval vary from country to country and can involve additional testing. Foreign approvals may not be granted on a timely basis, or at all. Regulatory approval of pricing is required in most countries other than the United States. The prices approved may be too low to generate an acceptable return to us.

Fast Track Designation. The FDA sometimes grants "fast track" status under the Food and Drug Administration Modernization Act of 1997. The fast track mechanism is intended to facilitate the development and approval of new drugs intended for the treatment of serious or life-threatening diseases or conditions and which demonstrate the potential to address unmet medical needs for the disease or condition. The fast track process includes scheduling of meetings to seek FDA input into development plans, the option of submitting an NDA serially in sections rather than submitting all components simultaneously, the option to request evaluation of studies using surrogate endpoints, and the potential for a priority review.

We have been granted fast track status for mifepristone for the treatment of the psychotic features of psychotic depression. However, the fast track designation may be withdrawn by the FDA at any time. The fast track designation does not guarantee that we will qualify for or be able to take advantage of the expedited review procedures and does not increase the likelihood that mifepristone will receive regulatory approval.

Priority Review. The FDA has indicated to us that it will grant us a priority review of our NDA of mifepristone for the treatment of the psychotic features of psychotic depression if no other medications have been approved for this indication at the time of our submission.

Executive Officers

The following table sets forth, as of March 1, 2013, information about our executive officers:

Name	Age	Position
Joseph K. Belanoff, M.D.	55	Chief Executive Officer and Director
Robert L. Roe, M.D.	72	President and Secretary
G. Charles Robb	50	Chief Financial Officer
Steven Lo	45	Vice President of Commercial Operations
Anne M. LeDoux	65	Vice President, Controller and Chief Accounting Officer

Joseph K. Belanoff, M.D. is a co-founder of our company and has served as a member of our Board and as our Chief Executive Officer since 1999. Dr. Belanoff is currently a clinical faculty member and has held various positions in the Department of Psychiatry and Behavioral Sciences at Stanford University since 1992. Dr. Belanoff received his B.A. from Amherst College and his M.D. from Columbia University's College of Physicians & Surgeons. Our Board selected Dr. Belanoff to serve as a director because, as our Chief Executive Officer, he brings expertise and knowledge regarding our business and operations to our Board of Directors. Dr. Belanoff also has expertise in clinical medicine and psychopharmacology.

Robert L. Roe, M.D. joined us as President in October 2001. Dr. Roe has spent more than 35 years in the pharmaceutical and biotechnology industries. From 1999 to 2001, he served as President and Chief Executive Officer of Allergenics, Inc. From 1996 to 1999, he was Executive Vice President, Chief Operating Officer and a director of Cytel Corporation. From 1995 to 1996, he was Executive Vice President, Chief Operating Officer and a director of Chugai Biopharmaceuticals, Inc. From 1992 to 1995, Dr. Roe served as President of the Development Research Division and Senior Vice President of Syntex Corporation. Dr. Roe received his B.A. from Stanford University and his M.D. from the University of California, San Francisco.

G. Charles Robb joined us as Chief Financial Officer in September 2011. Mr. Robb has more than 25 years of experience in executive management, operations and finance. From April 2005 through August 2011 Mr. Robb served as the Senior Vice President of Operations, Administration and Finance of Fitness Anywhere, Inc. (FAI), a private fitness equipment and training company with operations in the United States, Europe and Asia. From 2003 to 2005, Mr. Robb was engaged in the private practice of law. From 2000 to 2002 he was Senior Vice President of Citadon, Inc. He also held positions in business development for Normura Asset Capital Corporation from 1998 to 1999 and in sales and marketing for Legal Research Network, Inc. from 1996 to 1998. From 1992 to 1996 Mr. Robb practiced law at Howard, Rice, Nemerovski, Canady, Falk & Rabkin. Mr. Robb earned a B.A. in English and Political Philosophy from Yale and a J.D. from Harvard Law School, where he was a member of the Harvard Law Review.

Steven Lo joined us as Vice President of Commercial Operations in September 2010. Mr. Lo has more than 18 years of commercial experience in the pharmaceutical and biotechnology industry. From 1997 to 2010, Mr. Lo held various positions in marketing, sales and managed markets at Genentech, Inc., a biotechnology company that became a member of the Roche Group in March 2009, most recently as Franchise Head, leading that company's endocrinology marketing and sales organization. Mr. Lo received his B.S. degree from the University of California, Davis and his Master of Health Administration from the University of Southern California.

Anne M. LeDoux joined us as Controller in 2004 and was promoted to the position of Vice President, Controller and Chief Accounting Officer in April 2007. Ms. LeDoux has over 20 years of financial and accounting management experience with public pharmaceutical and biotechnology companies. Prior to joining Corcept in 2004, Ms. LeDoux served in various financial positions at Aviron, Roche Biosciences and Syntex Corporation. She was also Vice President and Chief Financial Officer at the Northern California Health Center and Vice President, Finance for the Children's Hospital of San Francisco. Ms. LeDoux is a Certified Public Accountant with over 13 years of experience in public accounting, primarily at Coopers and Lybrand. Ms. LeDoux received her Bachelor of Arts degree in Business from the University of Massachusetts and a law degree from Western New England College, School of Law.

Employees

We are managed by a core group of experienced pharmaceutical executives with a track record of bringing new drugs to market. To facilitate advancement of development programs, we also enlist the expertise of associates and advisors with extensive pharmaceutical development experience.

As of December 31, 2012, we had 38 full-time employees, six part-time employees, a contracted sales force of 13 sales representatives and 12 long-term contract staff. Four of our employees have M.D.s. We consider our employee relations to be good. None of our employees is covered by a collective bargaining agreement.

General

We were incorporated in the State of Delaware on May 13, 1998. Our registered trademarks include Corcept® and CORLUX®. A trademark is pending with respect to Korlym™. Other service marks, trademarks and trade names referred to in this document are the property of their respective owners.

Available Information

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and we therefore file periodic reports, proxy statements and other information with the SEC relating to our business, financial statements and other matters. The reports, proxy statements and other information we file may be inspected and copied at prescribed rates at the SEC's Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549, on official business days during the hours of 10:00 A.M. to 3:00 P.M. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy statements and other information regarding issuers like us that file electronically with the SEC. The address of the SEC's Internet site is *www.sec.gov*. For more information about us, please visit our website at *www.corcept.com*. You may also obtain a free copy of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports on the day the reports or amendments are filed with or furnished to the SEC by visiting our website at *www.corcept.com*. The information found on, or otherwise accessible through, our website, is not incorporated information, and does not form a part of, this Form 10-K.

ITEM 1A. RISK FACTORS

An investment in our common stock involves significant risks. You should carefully consider the risks described below and the other information in this Annual Report on Form 10-K, including our financial statements and related notes, before you decide to invest in our common stock. If any of the following risks or uncertainties actually occurs, our business, results of operations or financial condition could be materially harmed, the trading price of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties described below are those that we currently believe may materially affect us; however, they may not be the only ones that we face. Additional risks and uncertainties of which we are unaware or currently deem immaterial may also become important factors that may harm our business. Except as required by law, we undertake no obligations to update any risk factors.

Risks Related to the Commercialization of Korlym and Development of Mifepristone and Our Other Proprietary GR-II Antagonists

We depend heavily on the success of Korlym, which we only recently began to sell. If we are unable to commercialize Korlym successfully, or experience significant delays in doing so, we may not generate revenues as quickly as or at the levels that we or investors expect and our stock price will likely decline.

We anticipate that for the foreseeable future our ability to generate meaningful revenues and achieve profitability will be solely dependent on the successful commercialization of Korlym. Many factors could harm our efforts to commercialize Korlym, including:

- an inability to generate meaningful revenue due to low product usage, inadequate coverage and reimbursement or other factors;
- competition from Novartis's Signifor and from other companies with greater financial, technical and marketing resources than ours.
- an inability to manufacture Korlym or the active ingredient in Korlym in commercial quantities and at an acceptable cost;
- political concerns relating to other uses of mifepristone, or RU-486, that could limit the market acceptance of Korlym;
- negative, inconclusive or otherwise unfavorable results from any post-approval studies we conduct;
- previously unknown, serious side effects that may be identified; and
- rapid technological change making Korlym obsolete.

Even if we are able to commercialize Korlym successfully, we cannot predict the rate at which success will occur.

As our current ability to generate revenue is wholly dependent upon the commercialization of Korlym, its rate of sale will directly and materially affect our results of operations. There are inherent difficulties in predicting the volumes of Korlym that will be sold, which are heightened by our relative inexperience commercializing Korlym or other products. Failure of our revenue to meet the expectations of investors could cause our stock price to decline. See also the discussion below under "The failure of our financial results to meet estimates published by research analysts or other investor expectations could cause our stock price to decline."

Physicians may accept Korlym slowly or may never accept it, which would adversely affect our financial results.

Many factors may affect the market acceptance and commercial success of Korlym.

Even though the FDA has approved Korlym, physicians may not adopt it as a treatment for their eligible patients. Physicians will prescribe Korlym only if they determine, based on experience, clinical data, side effect profiles and other factors, that it is preferable to other products or treatments currently in use, even if those products are not approved for Cushing's syndrome. Because Cushing's syndrome is rare, most physicians are inexperienced in the care of patients with the illness and it may be difficult to persuade them to prescribe a new treatment, such as Korlym, even with clinical trial results that suggest that it may be a compelling treatment for them to consider.

Other factors that may affect the market acceptance and commercial success of Korlym include:

- the effectiveness of Korlym, including any side effects, as compared to alternative treatment methods;
- the rate of adoption of Korlym by physicians and by target patient populations;
- the possible preference of some physicians for more familiar, long-standing off-label treatments for Cushing's syndrome or for Novartis' drug, Signifor, for the treatment of Cushing's disease;
- the cost-effectiveness of Korlym and the availability of third-party insurance coverage and reimbursement, in particular from government payors such as Medicare and Medicaid, for patients using Korlym;
- the product labeling required by the FDA for Korlym;
- the extent and success of our efforts to manufacture, commercialize, market, distribute and sell Korlym; and
- negative publicity concerning Korlym, RU-486, Mifeprex® or mifepristone.

The failure of Korlym to achieve market acceptance would prevent us from generating meaningful revenue.

The Orphan Drug Designation for Korlym may not provide protection from competition and other benefits as anticipated.

In July 2007, we received Orphan Drug Designation from the FDA for Korlym for the treatment of hyperglycemia secondary to hypercortisolism in adult patients with endogenous Cushing's syndrome who have type 2 diabetes mellitus or glucose intolerance and have failed surgery or are not candidates for surgery. Drugs that receive Orphan Drug Designation are eligible to obtain seven years of marketing exclusivity for the approved indication from the date of drug approval, with limited exceptions, as well as tax credits for clinical trial costs, marketing application filing fee waivers and assistance from the FDA in the drug development process.

In October 2011, the European Commission granted us Orphan Drug Designation for Korlym for the treatment of endogenous Cushing's syndrome (hypercortisolism) in the EU. Benefits of Orphan Drug Designation in the EU are similar to those in the United States, but include ten years of marketing exclusivity for the approved indication in all 27 member states, free scientific advice during drug development, access to a centralized review process and a reduction or complete waiver of fees levied by the European Medicines Agency.

Although we have received Orphan Drug Designation in both the United States and the EU, we cannot be assured that we will recognize the potential benefits of these designations. Even after an orphan drug is approved for its orphan indication, the FDA can subsequently approve a different drug for the same condition if the FDA concludes that the later drug is safer, more effective or makes a major contribution to patient care. In addition, the FDA may, during the seven-year orphan drug exclusivity period, approve the same drug for a different indication.

Notwithstanding Korlym's Orphan status in both the United States and the EU, in 2012 Novartis received approval in both jurisdictions to market its somatostatin analogue Signifor for adult patients with Cushing's disease (a subset of Cushing's syndrome that afflicts approximately 70 percent of all Cushing's syndrome patients) for whom pituitary surgery is not an option or has not been curative. Novartis has substantially more resources and experience than Corcept and may provide significant competition.

Further, we are aware that Laboratoire HRA Pharma has received Orphan Drug Designation in the United States and the EU for the use of mifepristone to treat a subtype of Cushing's syndrome and has begun a Phase 2 clinical trial in Europe and the United States for this indication. We are also aware that Exelgyn Laboratories, which operates as a subsidiary of Medi Challenge (Pty) Ltd., received Orphan Drug Designation for Cushing's syndrome in the EU, but it has stated that it has not yet conducted any clinical trials.

If another drug with mifepristone as its active ingredient is approved in the EU for Cushing's syndrome before Korlym, we will not receive the ten years of marketing exclusivity from the date of drug approval in the EU and other potential benefits. Any delay in our commercialization of Korlym may have a negative impact on the revenue that we might be able to realize from the exclusivity provided during the applicable periods.

We will face competition from companies that attempt to develop mifepristone or other compounds for the treatment of Cushing's syndrome, which could limit our future revenues from the commercialization of Korlym and which could have a negative impact on future revenues from the commercialization of Korlym for any indication. These companies may have significantly more resources than we do.

We will experience competition from Novartis, which has received approval in the United States and the EU to market Signifor (pasireotide), an injectable somatostatin analogue, for the treatment of adult patients with Cushing's disease (a subset of the patients with Cushing's syndrome) for whom pituitary surgery is not an option or has not been curative. We expect Novartis to begin promoting Signifor in the United States.

In addition, we are aware that Laboratoire HRA Pharma has begun a Phase 2 clinical trial in Europe and the United States evaluating the use of mifepristone to treat a subtype of Cushing's syndrome, and that Exelgyn Laboratories may be planning to develop a Cushing's syndrome product, although it has stated that it has not conducted any clinical trials to date. See also the discussion above under "The Orphan Drug Designation for Korlym may not provide protection from competition and other benefits as anticipated." If another product for treatment of Cushing's syndrome or Cushing's disease is approved for commercialization, our potential future revenue could be reduced.

If we are unable to continue to obtain acceptable prices or adequate coverage and reimbursement for Korlym from third-party payors, we will be unable to generate significant revenues.

There is significant uncertainty related to the availability of third-party insurance coverage and reimbursement for newly approved medications. The commercial success of our medications in both domestic and international markets depends on whether third-party coverage and reimbursement is available for them. Government payors, including Medicare and Medicaid, health maintenance organizations and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new medicines, and, as a result, they may not cover or provide adequate payment for our medications. Our near-term dependence on the commercial success of Korlym makes us particularly susceptible to any such cost containment or reduction efforts. Accordingly, even though Korlym has been approved for commercial sale, unless government and other third-party payors continue to provide adequate and timely coverage and reimbursement, physicians may not prescribe it and patients may not purchase it. In addition, meaningful delays in insurance coverage for individual patients may increase our costs and reduce our revenues. Further, we will need to obtain approvals from hospital formularies before Korlym can be reimbursed for in-patient treatment. If we fail to obtain such approvals, this will reduce the level of revenues that we are able to attain.

In some foreign markets, pricing and profitability of prescription pharmaceuticals are subject to government control. In the United States, we expect that there will continue to be federal and state proposals for similar controls. Also, the trends toward managed health care in the United States and recent laws and legislation intended to reduce the cost of government insurance programs could significantly influence the purchase of health care services and products and may result in lower prices for our products or the exclusion of such products from reimbursement programs.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, collectively referred to as the PPACA, was passed. The PPACA included, among other things, the following measures:

- annual, non-deductible fees on any entity that manufactures or imports certain prescription drugs and biologics;
- increases in Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program for both branded and generic drugs;
- a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical research;
- new requirements for manufacturers to discount drug prices to eligible patients by 50 percent at the pharmacy level and for mail order services in order for their outpatient drugs to be covered under Medicare Part D;
- an increase in the number of entities eligible for discounts under the Public Health Service pharmaceutical pricing program; and
- establishment of a licensure framework for follow-on biologic products.

The PPACA provisions on comparative clinical effectiveness research extended the initiatives of the American Recovery and Reinvestment Act of 2009, also known as the stimulus package, which included $1.1 billion in funding to study the comparative effectiveness of health care treatments. This stimulus funding was designated for, among other things, conducting, supporting or synthesizing research that compares and evaluates the risks and benefits, clinical outcomes, effectiveness and appropriateness of products. The PPACA also appropriated additional funding to comparative clinical effectiveness research. Although Congress has indicated that this funding is intended to improve the quality of health care, it remains unclear how the research will impact current Medicare coverage and reimbursement or how new information will influence other third-party payor policies.

Since its passage, a number of state governors have strenuously opposed the mandatory purchase of insurance, referred to as the individual mandate, and aspects of voluntary Medicaid expansion under PPACA, and initiated lawsuits challenging its constitutionality. On June 28, 2012, the United States Supreme Court upheld the constitutionality of the individual mandate, and invalidated requirements that states forfeit certain federal funding if they do not expand Medicaid coverage as prescribed by PPACA. The Court left the remainder of PPACA intact.

In addition, other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. Most recently, on August 2, 2011, the Budget Control Act of 2011 among other things, created the Joint Select Committee on Deficit Reduction to recommend proposals in spending reductions to Congress. The Joint Select Committee did not achieve its targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation's automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2 percent per fiscal year, starting in 2013. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which, among other things, delayed for another two months the budget cuts mandated by these sequestration provisions of the Budget Control Act of 2011. The ATRA also reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other health care funding, which could have a material adverse effect on our customers and accordingly, our financial operations.

These new laws and the regulations and policies implementing them, as well as other healthcare reform measures that may be adopted in the future, may have a material adverse effect on our industry generally and on our ability to successfully develop and commercialize our products.

We will need to continue to develop our medical education, sales and marketing capabilities to successfully commercialize Korlym and our other proprietary, selective GR-II antagonists.

To achieve commercial success for any approved product, we must either develop sales and marketing capabilities internally or enter into arrangements with third parties to market and sell our current and future products, and we may not be successful in doing so. We continue to hire experienced field and internal personnel to commercialize Korlym in the United States, which is expensive and time consuming. Although we received approval to market and sell Korlym in February 2012, our efforts to staff, deploy and train a marketing and medical education organization remain in an early stage. Any failure or delay in the development or failure to maintain effectively our internal capabilities for the marketing and sales of Korlym would adversely impact the commercialization of the product. If our efforts to develop an internal commercial marketing and sales team are not successful, cost-effective and timely, we may not achieve profitability.

We will need to increase the size of our organization, and we may experience difficulties in managing growth.

We expect that the development of our commercial organization and the likely future expansion of our research and development efforts will strain our administrative, operational and management resources. Future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. To date, we have relied on a small management team, including a number of part-time contributors. Our future financial performance and our ability to compete effectively will depend, in part, on our ability to manage any future growth effectively.

To that end, we must be able to:

- integrate additional management, clinical development, administrative and sales and marketing personnel;
- expand the size and composition of our management team;
- develop our administrative, accounting and management information systems and controls;
- hire and train additional qualified personnel;
- manage our sales and marketing efforts effectively;
- maintain our supply chain effectively;
- manage our clinical trials effectively; and
- manage our research and development efforts effectively.

We may not be able to accomplish these tasks, and our failure to accomplish any of them could harm our business.

Public perception of the active ingredient in Korlym, mifepristone (also known as "RU-486"), may limit our ability to market and sell Korlym.

The active ingredient in Korlym, mifepristone (RU-486), is approved by the FDA in another drug for the termination of early pregnancy. As a result, mifepristone has been and continues to be the subject of considerable ethical and political debate in the United States and elsewhere. Public perception of mifepristone may limit our ability to engage alternative manufacturers and may limit the commercial acceptance of Korlym by patients and physicians. Even though we have taken measures to minimize the likelihood of the prescribing of Korlym to a pregnant woman, physicians may choose not to prescribe Korlym to a woman simply to avoid any risk of unintentionally terminating a pregnancy. We have taken measures to control the distribution of Korlym to reduce the potential for diversion and this controlled distribution may negatively impact sales of Korlym.

We have no manufacturing capabilities and we currently depend on third parties to manufacture the active ingredient and the tablets for Korlym, both of which are single-source suppliers. If these suppliers are unable or unwilling to continue manufacturing Korlym and we are unable to contract quickly with alternative sources, or if these third-party manufacturers fail to comply with FDA regulations or otherwise fail to meet our requirements, our business will be harmed.

We currently have no experience in, and we do not own facilities for, nor do we plan to develop facilities for, manufacturing any products. We depend on third-party contract manufacturers to supply the active pharmaceutical ingredient, or API, in Korlym and to manufacture the Korlym tablet. In addition, we expect to use third-party manufacturers and suppliers if and when our product candidates are approved. The facilities used by our contract manufacturers to manufacture our products must be approved by the FDA pursuant to inspections. We do not control the manufacturing processes of, and are completely dependent on, our contract manufacturing partners for compliance with the regulatory requirements, known as current good manufacturing practices, or cGMPs. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our products or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our products. In addition, sanctions could be imposed on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our product candidates, delays, suspension or withdrawal of approvals, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could harm our business.

We have only one approved manufacturer of the API in Korlym, with whom our agreement expires in June 2013. We intend to continue the relationship and are in the process of negotiating a new agreement. We have a memorandum of understanding with a second API manufacturer. However, there are no activities currently being conducted at this second manufacturer's site to develop or qualify the manufacturing processes or facilities and we did not request approval of material produced by this second manufacturer when we submitted our NDA for Cushing's syndrome.

We have an agreement with a tablet manufacturer that we included in our NDA submission for Korlym. This tablet manufacturer has temporarily suspended commercial production while it relocates to, and seeks regulatory approval to begin operation of, a new facility. On November 1, 2012, the FDA approved our second Korlym tablet manufacturer as a qualified site for the manufacture of Korlym tablets, with whom we are now negotiating a commercial supply agreement. We cannot assure you that our tablet suppliers will be able or willing to meet our future demands. If our original tablet manufacturer is not able to qualify its new site or if our second Korlym tablet manufacturer is unable to prepare Korlym tablets in the quantities and time frame required, we may not be able to manufacture our product in a timely manner. If our suppliers were to fail to manufacture tablets on a timely basis in the quantities that we require, or fail to maintain manufacturing capabilities that meet FDA standards, we would likely experience a lengthy delay in our manufacturing processes.

Our current arrangements with these manufacturers are terminable by such manufacturers. If we are unable, for whatever reason, to obtain the API or Korlym tablets from our contract manufacturers, we may not be able to manufacture our required quantities or identify alternate manufacturers of mifepristone or Korlym tablets in a timely manner or on reasonable terms, if at all, which would harm our business.

If we or others identify previously unknown, serious side effects of mifepristone, we may be required to perform lengthy additional clinical trials, change the labeling of Korlym or withdraw it from the market, any of which would hinder or preclude our ability to generate revenues.

The FDA's approval of Korlym requires that we conduct a study of the interactions between Korlym and ketoconazole, an anti-fungal agent sometimes used to treat patients with Cushing's syndrome. It also requires us to study drug utilization to better characterize the reporting rates of adverse events associated with the long-term use of Korlym. If we or others identify previously unknown, serious side effects of mifepristone:

- regulatory authorities may withdraw their approvals;
- we may be required to conduct additional clinical trials, make changes in labeling, implement changes to or obtain re-approvals of our manufacturing facilities;
- we may experience a significant drop in the sales of Korlym;
- our reputation in the marketplace may suffer; and
- we may become the target of lawsuits, including class action lawsuits.

Any of these events could harm or prevent sales of the affected products or could increase the costs and expenses of commercializing and marketing Korlym.

We may have substantial exposure to product liability claims and may not have adequate insurance to cover those claims.

We may be subject to product liability or other claims based on allegations that the use of our products has resulted in adverse effects or that our product candidates are not effective, whether by participants in our clinical trials for Korlym or other product candidates, or by patients using Korlym. A product liability claim may damage our reputation by raising questions about Korlym or any of our product candidates' safety or efficacy and could limit our ability to sell a product by preventing or interfering with product commercialization. In some cases, less common adverse effects of a pharmaceutical product are not known until long after the FDA approves the product for marketing. The active ingredient in Korlym is used to terminate pregnancy. Therefore, clinicians using the medicine in our clinical trials and physicians prescribing the medicine to women with childbearing potential must take necessary and strict precautions to ensure that the medicine is not administered to pregnant women. The failure to observe these precautions could result in significant product claims.

We have only limited product liability insurance coverage, with limits that we believe to be customary for a company beginning to commercialize its first pharmaceutical product. We intend to expand our product liability insurance coverage to any product candidates for which we obtain marketing approval. However, this insurance may be prohibitively expensive or may not fully cover our potential liabilities. Our inability to obtain adequate insurance coverage at an acceptable cost could prevent or inhibit the commercialization of Korlym or any of our product candidates, or result in meaningful underinsured or uninsured liability. Defending a lawsuit could be costly and significantly divert management's attention from conducting our business. If a third party successfully sues us for any injury caused by our product candidates, our liability could exceed our total assets.

Even if we receive regulatory approval for our product candidates, we will be subject to ongoing and continued regulatory review, and if we are unable to maintain regulatory approval of Korlym, or if we fail to comply with regulatory requirements, we will be unable to generate revenue or may be subject to penalties and our business will be harmed.

Even after we obtain U.S. regulatory approval for a product, the FDA may still impose significant restrictions on the approved indicated uses for which the product may be marketed or on the conditions of approval. For example, a product's approval may contain requirements for potentially costly post-approval studies and surveillance, including phase 4 clinical trials, to monitor the safety and efficacy of the product. The

FDA's approval of Korlym was subject to limitations on the indicated uses for which the product may be marketed and requirements for post-marketing follow-up studies and information reporting. In addition, the FDA's approval of Korlym requires that we conduct a study of the interactions between Korlym and ketoconazole, an anti-fungal agent sometimes used to treat patients with Cushing's syndrome. It also requires us to conduct a drug utilization study to better characterize the reporting rates of adverse events associated with the long-term use of Korlym.

We will also be subject to ongoing obligations and continued regulatory review by the FDA and other regulatory authorities in the United States and other countries with respect to the research, testing, manufacturing, labeling, distribution, adverse event reporting, storage, selling, advertising, promotion, recordkeeping and marketing of products. These requirements include submissions of safety and other post-marketing information and reports, annual updates on manufacturing activities and continued compliance with cGMPs and cGCPs for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with FDA regulations and other applicable foreign and U.S. regulatory requirements may result in, among other things, warning letters, civil and criminal penalties, injunctions, holds on clinical trials, product seizure or detention, refusal to permit the import or export of products, restrictions on product marketing, withdrawal of the product from the market, voluntary or mandatory product recalls, total or partial suspension of production, refusal to approve pending NDAs or supplements to approved NDAs, and suspension or revocation of product approvals.

The FDA's policies may change and additional governmental regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may place at risk any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

The sale of our products is subject to regulatory approvals, and our business is subject to extensive regulatory requirements, and if we are unable to obtain regulatory approval for future product candidates, including mifepristone for the treatment of the psychotic features of psychotic depression, we will be limited in our ability to commercialize such product candidates and our business will be harmed.

We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates. Obtaining regulatory approval of a new drug is an uncertain, lengthy and expensive process, and success is never guaranteed. Despite the time, resources and effort expended, failure can occur at any stage. In order to receive approval from the FDA for each product candidate, we must demonstrate that the new drug product is safe and effective for its intended use and that our manufacturing processes for the product candidate comply with the FDA's cGMPs. cGMPs include requirements related to production processes, quality control and assurance, and recordkeeping. The FDA has substantial discretion in the approval process for human medicines. The FDA may require substantial additional clinical testing or find our drug products do not satisfy the standards for approval. Our inability or the inability of our suppliers to comply with applicable FDA and other regulatory requirements can result in, among other things, delays in or denials of new product approvals, warning letters, fines, consent decrees restricting or suspending manufacturing operations, injunctions, civil penalties, recall or seizure of products, total or partial suspension of sales, and/or criminal prosecution. Any of these or other regulatory actions could materially adversely affect our business and our financial condition.

Future governmental action or changes in FDA law, policy or personnel may also result in delays or rejection of an NDA in the United States. In addition, because the only other currently FDA-approved use of mifepristone is the termination of pregnancy, we expect that the label for mifepristone for any indication will include, as Korlym's does, some limitations, including a so-called "black-box" warning that it should not be used by pregnant women or women seeking to become pregnant.

If we receive regulatory approval for our future product candidates, including mifepristone for the treatment of psychotic depression, we will be subject to ongoing FDA obligations and continued regulatory oversight and review, such as continued safety reporting requirements; and we may also be subject to additional FDA post-marketing restrictions and obligations, such as a Risk Evaluation and Mitigation Strategy. If we are not able to maintain regulatory compliance, we may not be permitted to market our product candidates and/or may be subject to product recalls or seizures.

Any regulatory approvals that we receive for our future product candidates may also be subject to limitations on the indicated uses for which the medicine may be marketed or contain requirements for potentially costly post-marketing follow-up studies. In addition, if the FDA approves any of our product candidates, we will be subject to ongoing and continuing regulatory requirements. See also the discussion above under "Even if we receive regulatory approval for our product candidates, we will be subject to ongoing and continued regulatory review, and if we are unable to maintain regulatory approval of Korlym, or if we fail to comply with regulatory requirements, we will be unable to generate revenue or may be subject to penalties and our business will be harmed."

If we market products in a manner that violates FDA regulations or health care fraud and abuse laws, we may be subject to civil or criminal penalties.

In the United States, we are subject to FDA regulations governing the promotion of health care products. Although physicians are permitted, based on their medical judgment, to prescribe drugs for indications other than those approved by the FDA, manufacturers are prohibited from promoting their products for such "off-label" uses. In the United States, we are marketing Korlym for treatment of hyperglycemia secondary to hypercortisolism in adult patients with endogenous Cushing's syndrome who have type 2 diabetes mellitus or glucose intolerance and have failed surgery or are not candidates for surgery and provide promotional materials and training programs to physicians regarding the use of Korlym for this indication. Although we believe our marketing materials and training programs for physicians do not constitute "off-label" promotion of Korlym, the FDA may disagree. If the FDA determines that our promotional materials, training or other activities by our employees or agents constitute "off-label" promotion of Korlym, it could request that we modify our training or promotional materials or other activities or subject us to regulatory enforcement actions, including the issuance of a warning letter, injunction, seizure, civil fine and criminal penalties. It is also possible that other federal or state enforcement authorities might take action if they believe that the alleged improper promotion led to the submission and payment of claims for an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. Even if it is later determined that we are not in violation of these laws, we may be faced with negative publicity, incur significant expenses defending our position and have to divert significant management resources from other matters.

In addition, there are health care fraud and abuse regulations and enforcement by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

- the federal health care programs' Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal health care programs such as the Medicare and Medicaid programs;
- federal false claims laws, which prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Pharmaceutical companies have been prosecuted under these laws for a variety of promotional and marketing activities, such as allegedly providing free product to or entering into "sham" consulting arrangements with customers to induce such customers to purchase, order or recommend the company's products in violation of the Anti-Kickback Statute and

federal false claims laws and regulations; reporting to pricing services inflated average wholesale prices that were then used by certain governmental programs to set reimbursement rates; engaging in the promotion of "off-label" uses that caused customers to submit claims to and obtain reimbursement from governmental payors for non-covered "off-label" uses; and submitting inflated best price information to the Medicaid Drug Rebate Program;

- the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), which created federal criminal laws that prohibit executing a scheme to defraud any health care benefit program or making false statements relating to health care matters;
- federal "sunshine" laws that require transparency regarding financial arrangements with health care providers, such as the reporting and disclosure requirements imposed by the PPACA on drug manufacturers regarding any "transfer of value" made or distributed to prescribers and other health care providers. Manufacturers will be required to begin data collection on August 1, 2013 and report such data to the Centers for Medicare and Medicaid Services (known as "CMS") by March 31, 2014; and
- state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

Some states, such as California, Massachusetts, Minnesota, Nevada, Vermont and Washington, as well as the District of Columbia, mandate implementation of commercial compliance programs to ensure compliance with these laws.

The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Moreover, recent health care reform legislation has strengthened these laws. For example, the PPACA, among other things, amended the intent requirement of the federal anti-kickback and criminal health care fraud statutes; a person or entity no longer needs to have actual knowledge of these statutes or specific intent to violate them. In addition, the PPACA provided that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes. If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from governmental health care programs, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our financial results.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

Clinical development is a long, expensive and uncertain process, and data obtained from clinical trials and supportive studies are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The results from early clinical trials may not be predictive of results to be obtained in later clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Clinical trials may not demonstrate sufficient safety and efficacy to obtain the necessary regulatory approvals or a commercially viable product. To gain regulatory approval from the FDA to market mifepristone for the psychotic features of psychotic depression, our ongoing phase 3 clinical trial must demonstrate the safety and efficacy of mifepristone for that indication. The ongoing phase 3 clinical trial of mifepristone for the treatment of the psychotic features of psychotic depression may not demonstrate efficacy or safety results sufficient for approval, and we may need to conduct other studies in support of a potential NDA in that indication. If our ongoing phase 3 clinical trial is not completed or conducted as planned or if mifepristone does not prove to be safe and effective or does not receive required regulatory approvals, the commercialization of mifepristone for the psychotic features of psychotic depression would be delayed or prevented, and our ability to generate revenues would be impaired.

Moreover, the commencement and completion of clinical trials may be delayed by many factors that are beyond our control, including:

- delays obtaining regulatory approval to commence a trial;
- reaching agreement on acceptable terms with contract research organizations, or CROs, and clinical trial sites;
- obtaining institutional review board, or IRB, approval at each site;
- slower than anticipated patient enrollment;
- scheduling conflicts with participating clinicians and clinical institutions;
- lack of funding;
- negative or inconclusive results;
- patient noncompliance with the protocol;
- adverse medical events or side effects among patients during the clinical trials;
- negative or problematic FDA inspections of our clinical operations or manufacturing operations; and
- real or perceived lack of effectiveness or safety of mifepristone.

We could encounter delays if a clinical trial is suspended or terminated by us, the IRBs of the clinical trial sites in which such trials are being conducted, by the Data Safety Monitoring Board, or DSMB, for such trial or by the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

We may decide, or the FDA or other regulatory authorities may require us, to pursue additional clinical or preclinical studies on mifepristone for the treatment of the psychotic features of psychotic depression. Additional trials or studies may require additional funding, the availability of which is not assured. Also, it is possible that additional trials or studies that we decide are necessary or desirable will delay or prevent the completion of the development of mifepristone for treating the psychotic features of psychotic depression. Even if we are able to conduct all of the clinical trials and supportive studies that we consider appropriate for an optimal NDA, we may never receive regulatory approval to market mifepristone for psychotic depression.

Our use of MedAvante to provide centralized psychiatric rating services in Study 14, our ongoing clinical trial evaluating mifepristone for the psychotic features of psychotic depression, may not result in any improvement in the accuracy and consistency of the psychiatric assessments and may continue to slow the pace of enrollment in Study 14.

In connection with our ongoing phase 3 trial evaluating mifepristone for the psychotic features of psychotic depression, Study 14, we engaged MedAvante to provide centralized psychiatric rating services. MedAvante is providing centralized psychometric assessments via high resolution video-conferencing. The use of MedAvante's centralized rating services is intended to increase the accuracy and consistency of the psychiatric assessments.

MedAvante has provided similar centralized rating services to companies conducting clinical studies in various psychiatric disorders. However, they have not previously provided centralized rating services to any study in patients with psychotic depression. Although we and MedAvante conducted a small pilot evaluation in patients with psychotic depression to assess patient receptivity, we cannot be certain that centralized rating will be successful with the patients enrolled in our study.

If patients are uncomfortable or unwilling to participate in the centralized rating process or if MedAvante is unable to provide services in a satisfactory manner over the course of the trial, we may not see any improvement in the accuracy or reliability of the psychiatric assessments. Such a result might diminish the likelihood of a successful trial or a definitive demonstration of the efficacy of mifepristone in treating the psychotic features of psychotic depression.

During screening for Study 14, there has been a higher than anticipated incidence of potential patients who do not meet appropriate criteria for entrance into the trial for diagnostic and other clinical reasons. Although we believe that this is the result of improved accuracy in the screening process resulting from the use of the MedAvante centralized rating services as an additional step in the selection of patients appropriate for inclusion in the study, MedAvante's diagnostic screening may not actually improve trial performance. In addition, in mid-2009, in order to lower expenses and to conserve financial resources, we scaled back our planned rate of spending on this trial and extended the timeline for its completion. Our current plan is to increase the number of clinical sites from eight to approximately 20, which will increase our rate of spending on the trial, with an unknown effect on the likelihood of success.

In order to meet our goal of enrolling a sufficient number of patients in Study 14 by the end of 2013 to perform a successful interim analysis, we will need to increase the pace of enrollment which will be costly and may not be successful.

The pace of enrollment in Study 14 is subject to a number of factors, including our ability to identify, qualify and enlist new trial sites, our ability to identify potential study subjects and enroll them in the trial, and the ability and willingness of patients in the trial to complete the study protocol. Furthermore, we will need to work with our existing third-party service providers and may need to retain additional personnel to support our effort to increase the rate of Study 14 enrollment, which will be costly, and we may not be successful in these efforts. Finally, even if we succeed in increasing the rate of enrollment in Study 14, this will not necessarily allow us to demonstrate the efficacy of the medicine.

If we conduct an interim analysis of the data from our on-going Phase 3 trial of mifepristone for the treatment of psychotic depression (Trial 14), the results may not show efficacy. If the interim results are inconclusive and we continue the study, conducting an interim analysis will make achieving a positive result more difficult.

One of our goals is to enroll a sufficient number of patients in Trial 14 by the end of 2013 so that we can, if we choose, perform an interim analysis of the study's data. We have not yet determined whether we will perform such an analysis or what its parameters might be. Regardless of how many patients we enroll in Trial 14 by the end of 2013, there can be no assurance that an interim analysis will take place.

Even if we reach our patient enrollment goal and choose to perform an interim analysis, its results may be negative or inconclusive. If they are negative, then we will terminate the trial and either incur the substantial additional expense and delay of undertaking a new trial, or discontinue the study of mifepristone for the psychotic features of psychotic depression, which may reduce our future revenue. If the results are inconclusive, and we choose to continue the trial, we will incur additional expense and delay the possibility of our obtaining regulatory approval of a treatment for this disease.

In addition, performing an interim analysis makes the measure of statistical significance in any continued trial more rigorous and more difficult to meet. Therefore, a continued trial following an interim analysis is generally less likely to achieve a statistically meaningful positive outcome, making it more difficult to achieve a positive result.

We depend on third parties to conduct and manage many of our clinical trials and to perform related data collection and analysis and, if these third parties do not successfully carry out their contractual duties or meet expected timelines, we may face costs and delays that may prevent or delay us from obtaining regulatory approval for or commercializing our product candidates, which could substantially harm our business.

We rely on clinical investigators and clinical sites to enroll patients and other third parties such as clinical research organizations, or CROs, to manage many of our trials and to perform related data collection and analysis. We control only certain aspects of these third parties' activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on third parties does not relieve us of our regulatory responsibilities. We and these third parties are required to comply with current good clinical practices, or cGCP, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities through periodic inspections of trial sponsors, clinical investigators and clinical sites. If we or any of the third parties working on or conducting our trials fail to comply with applicable cGCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approval of our marketing applications, if at all. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials complies with cGCP requirements. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, we may not be able to control the timing of identification and selection of appropriate sites for our planned trials and the amount and timing of resources that the clinical sites that conduct the clinical testing may devote to our clinical trials. If our clinical investigators and clinical sites fail to enroll a sufficient number of patients in our clinical trials or fail to enroll them on our planned schedules, we will be unable to complete our trials or to complete them as planned, which could delay or prevent us from completing the clinical development of mifepristone for the psychotic features of psychotic depression or other development programs.

We have an agreement with a CRO that is conducting our ongoing phase 3 trial evaluating mifepristone for the treatment of the psychotic features of psychotic depression (Study 14) to supervise and monitor clinical site performance and to perform investigator supervision, data collection and analysis for this trial. The conduct of future clinical trials may also be conducted through the use of CROs and third party clinical sites. We may not be able to maintain relationships with this or other CROs or with the clinical investigators and the clinical sites through the completion of all trial activities without delays in anticipated timing of trial activities or excessive expenditures. If any of our relationships with CROs or other third parties terminates, we may not be able to enter into arrangements with alternative CROs or third parties on commercially reasonable terms, or at all. If these CROs, clinical investigators, clinical sites or other third parties do not carry out their contractual duties or obligations or fail to meet expected deadlines, or if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may be unable to obtain regulatory approval for, or successfully commercialize, mifepristone for the psychotic features of psychotic depression.

Failure to obtain regulatory approval in foreign jurisdictions will prevent us from commercializing Korlym and our other product candidates abroad.

We may seek to commercialize our products and product candidates in international markets with the help of one or more partners or on our own. Outside the United States, we may commercialize a product only if we receive a marketing authorization and, in many cases, pricing approval, from the appropriate regulatory authorities, whose approval processes include all of the risks associated with the FDA approval process, and, in some cases, additional risks. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. Other than seeking and receiving Orphan Drug Designation in the EU, we have not taken any actions to obtain foreign approvals. We may not develop our product candidates in the clinic in order to obtain foreign regulatory approvals on a timely basis, if at all.

Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA, but a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our product candidates in any foreign market.

The "fast track" designation for the development program of mifepristone for the treatment of the psychotic features of psychotic depression may not lead to a faster development or regulatory review or approval process.

If a human medicine is intended for the treatment of a serious or life-threatening disease or condition and the medicine demonstrates the potential to address unmet medical needs for this disease or condition, the sponsor of an IND may apply for FDA "fast track" designation for a particular indication. Marketing applications submitted by sponsors of product candidates in fast track development may qualify for expedited FDA review under the policies and procedures offered by the FDA, but the fast track designation does not assure any such qualification. Although we have obtained a fast track designation from the FDA for mifepristone for the treatment of the psychotic features of psychotic depression, we may not experience a faster development process, review or approval compared to applications considered for approval under conventional FDA procedures. In addition, the FDA may withdraw our fast track designation at any time. If we lose our fast track designation, the approval process may be delayed. In addition, our fast track designation does not guarantee that we will qualify for or be able to take advantage of the expedited review procedures and does not increase the likelihood that mifepristone will receive regulatory approval for the treatment of the psychotic features of psychotic depression.

We face competition from companies with substantial financial, technical and marketing resources, which could limit our future revenues from the commercialization of mifepristone for the treatment of the psychotic features of psychotic depression or for other indications.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. If approved for commercial use as a treatment for the psychotic features of psychotic depression, mifepristone will compete with established treatments, including ECT and combination medicinal therapy.

Combination medicinal therapy consists of the use of antipsychotic and antidepressant medicines not currently approved for the treatment of psychotic depression. The antipsychotics are prescribed by physicians for off-label use to treat the psychotic features of psychotic depression, which is the clinical target of mifepristone. Antipsychotics include Abilify® (Bristol-Myers Squibb), Clozaril® (Novartis), Geodon® and Navane® (Pfizer), Haldol® (Ortho-McNeil), Mellaril® (Mylan), Risperdal® (Janssen Pharmaceuticals), Seroquel® (AstraZeneca), Stelazine® and Thorazine® (GlaxoSmithKline) and Zyprexa® (Eli Lilly). Mifepristone may not compete effectively with these established treatments. We are aware of one clinical trial conducted by Organon, for a new chemical entity for the treatment of psychotic depression. Organon was the pharmaceutical division of Akzo Nobel, which was purchased by Schering Plough which was then subsequently acquired by Merck & Co. Organon's new chemical entity is a GR-II antagonist; we believe that its commercial use would be covered by our patent.

Our present and potential competitors include major pharmaceutical companies such as the makers of the drugs identified above, as well as specialized pharmaceutical firms, universities and public and private research institutions. Moreover, we expect competition to intensify as technical advances are made. These competitors, either alone or with collaborative parties, may succeed with the development and commercialization of medicinal products that are superior to and more cost-effective than mifepristone. Many of our competitors and related private and public research and academic institutions have greater experience, more financial and marketing resources and larger research and development staffs than we do. In addition, many of these competitors, either alone or together with their collaborative partners, have significantly greater experience than we do in developing human medicines, obtaining regulatory approvals, manufacturing and commercializing products.

Accordingly, mifepristone may not be an effective competitor against established treatments and our present or potential competitors may succeed in developing medicinal products that are superior to mifepristone or render mifepristone obsolete or non-competitive. If we are unable to establish mifepristone as a superior and cost-effective treatment for the psychotic features of psychotic depression, or any future use, we may be unable to generate the revenues necessary to support our business.

Our efforts to discover, develop and commercialize new product candidates beyond mifepristone are at a very early stage. If we fail to identify and develop additional uses for GR-II antagonists, we may be unable to market additional products.

To develop additional potential sources of revenue, we believe that we must identify and develop additional product candidates. We own or have exclusively licensed issued U.S. patents covering the use of GR-II antagonists to treat psychotic depression, mild cognitive impairment, weight gain due to treatment with antipsychotic medication, stress disorders, early dementia, delirium, gastroesophageal reflux disease, Down's Syndrome, catatonia and psychosis associated with cocaine addiction, and to increase the therapeutic response to electroconvulsive therapy (ECT). In addition, we have nine U.S. method-of-use patent applications covering GR-II antagonists for the treatment of a number of other metabolic and psychiatric disorders, three U.S. composition of matter patents covering specific GR-II antagonists, and two additional U.S. composition of matter patents are pending. We have also filed patent applications in the major international markets.

The use of GR-II antagonists may not be effective to treat these conditions or any other indications. Moreover, we could discover that the use of GR-II antagonists in these patient populations has unacceptable side effects or is otherwise not safe. Due to the risks of efficacy and side effects inherent in developing novel compounds, we are likely to enter multiple compounds into development, which would increase our rate of spending with no assurance that we will be successful in developing new drugs that are safe and effective.

In addition, we may not develop or continue to develop product candidates for any of the indications or compounds covered by our patents and patent applications. Typically, there is a high rate of attrition for product candidates in preclinical and clinical trials, and our product development efforts may not lead to commercially viable products.

We may elect to enter into collaboration arrangements with respect to one or more of our product candidates. If we do enter into such an arrangement, we would be dependent on a collaborative partner for the success of the product candidates developed under the arrangement. Any future collaborative partner may fail to successfully develop or commercialize a product candidate under a collaborative arrangement.

We only have significant clinical experience with mifepristone and we may determine that mifepristone is not desirable for uses other than for the treatment of hyperglycemia secondary to hypercortisolism in adult patients with endogenous Cushing's syndrome who have type 2 diabetes mellitus or glucose intolerance and have failed surgery or are not candidates for surgery and, potentially, for the psychotic features of psychotic depression. For example, we do not intend to develop mifepristone for mitigation of the weight gain associated with the use of Zyprexa, Risperdal or other atypical antipsychotics, even though we have reported positive results in the proof of concept studies described in Part I, Item 1, Business - Overview - Mifepristone Proof-of-Concept Studies, *Other Metabolic Disorders* of our Annual Report on Form 10-K for the year ended December 31, 2012. We are pursuing other GR-II antagonists for this use. The compounds developed pursuant to our early clinical, preclinical and discovery research programs, including CORT 108297, may fail to become viable product candidates regardless of the resources we may dedicate to the program. Even if product candidates are identified, we may abandon further development efforts before we reach clinical trials or after expending significant expense and time conducting clinical trials due to financial constraints, concerns over the safety or efficacy of the product candidates, manufacturing difficulties or other reasons. Moreover, governmental authorities may enact new legislation or regulations that could limit or restrict our development efforts. If we are unable to successfully discover and commercialize new uses for GR-II antagonists, we may be unable to generate sufficient revenue to support our operations.

If we lose our key personnel or are unable to attract and retain additional skilled personnel, we may be unable to pursue our product development and commercialization efforts.

Our ability to operate successfully and manage our potential future growth depends significantly upon retaining key research, technical, sales, marketing, managerial and financial personnel, and attracting and retaining additional highly qualified personnel in these areas. We depend substantially on the principal members of our management and scientific staff. We do not have agreements with any of our executive officers that provide for their continued employment with us or employment insurance covering any of our key personnel. Any officer or employee can terminate his or her relationship with us at any time and work for one of our competitors. The loss of these key individuals could result in competitive harm because we could experience delays in our product research, development and commercialization efforts without their expertise.

We face intense competition for qualified personnel from numerous companies, as well as universities and nonprofit research organizations in the highly competitive San Francisco Bay Area. Although we believe that we have been successful in attracting and retaining qualified personnel to date, we may not be able to attract and retain sufficient qualified personnel in the future. The inability to attract and retain these personnel could result in delays in the research, development and commercialization of our potential products.

Rapid technological change could make our product candidates obsolete.

Pharmaceutical technologies have undergone rapid and significant change and we expect that they will continue to do so. Our future will depend in large part on our ability to maintain a competitive position with respect to these technologies. Any products and processes that we develop may become obsolete or uneconomical before we recover any or all expenses incurred in connection with their development. Rapid technological change could make our product candidates obsolete or uneconomical, which could materially adversely affect our business, financial condition and results of operations.

The occurrence of a catastrophic disaster or other similar events could cause damage to our own or our manufacturers' facilities and equipment, which could require us to cease or curtail operations.

Because our executive offices are located in the San Francisco Bay Area and some of our current manufacturers are also located in earthquake-prone areas, our business is vulnerable to damage from various types of disasters or other similarly disruptive events, including earthquake, fire, flood, power loss and communications failures. In addition, political considerations relating to mifepristone may put us and our manufacturers at increased risk for terrorist attacks, protests or other disruptive events. If any disaster or other similar event were to occur, we may not be able to operate our business and our manufacturers may not be able to produce our product candidates. Our insurance may not be adequate to cover, and our insurance policies may exclude coverage for, our losses resulting from disasters or other business interruptions.

We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cyber security incidents, could harm our ability to operate our business effectively.

Despite the implementation of security measures, our internal computer systems and those of third parties with which we contract are vulnerable to damage from cyber-attacks, computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. System failures, accidents or security breaches could cause interruptions in our operations, and could result in a material disruption of our clinical and commercialization activities and business operations, in addition to possibly requiring substantial expenditures of resources to remedy. The loss of clinical trial data could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and our product research, development and commercialization efforts could be delayed.

Risks Related to Our Capital Needs and Financial Results

We may need additional capital in order to complete the development and commercialization of our proprietary, selective GR-II antagonists. Additional capital may not be available to us at all or on favorable terms, which could adversely affect our business.

We may have to perform more clinical trials, in addition to our ongoing phase 3 trial, prior to submitting an NDA for mifepristone for the treatment of the psychotic features of psychotic depression. If so, we may need to raise additional funds to complete the development of mifepristone for that indication. In addition, we may need to raise additional funds to continue and expand the development of our proprietary, selective GR-II antagonists in various indications. We may also raise additional funds for other research and development activities, including clinical trials, and working capital and for other general corporate purposes, or to acquire or invest in businesses, products and technologies that are complementary to our own.

Factors impacting our cash position and future prospects of liquidity include the following:

- the amount and timing of revenues from the commercialization of Korlym;
- the pace at which physicians adopt Korlym as a treatment;
- the willingness of insurance companies, the government and other third-party payors to provide coverage for Korlym at reasonable rates;
- changes in the coverage and reimbursement policies of third-party insurance companies or government agencies;
- the costs, timing of site selection and enrollment of our clinical trials;
- the results of our research efforts and clinical trials;
- the need to perform additional clinical trials and other supportive studies;
- the timing of the submission of an NDA to the FDA, the acceptance of the NDA submission, and the outcome of the FDA approval process for the marketing of mifepristone for the treatment of the psychotic features of psychotic depression;
- the timing of commercialization of mifepristone for the treatment of psychotic depression;
- developments or disputes concerning patents or proprietary rights, including announcements of claims of infringement, interference or litigation against us or our licensors;
- actual or anticipated fluctuations in our operating results;
- changes in our growth rates; and
- changes in our research and development plans for our proprietary, selective GR-II antagonists.

Consequently, we may need additional funding sooner than anticipated. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current and future operating plans.

We cannot be certain that additional funding will be available on acceptable terms or at all. Even though we have raised funds a number of times in the past, market and economic conditions may make it difficult for us to raise any or sufficient additional capital. Our sales of common stock and warrants and the exercises of warrants have been dilutive to stockholders and any exercise of outstanding warrants and additional equity financing could cause further dilution to stockholders. Debt financing, if available, may involve restrictive covenants. If we obtain funds through collaborations with others, these arrangements may be on unfavorable terms or may require us to relinquish certain rights to Korlym, our technologies or product candidates, which we would otherwise seek to develop on our own. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs or we may be required to discontinue operations.

We have incurred losses since inception and anticipate that we will incur continued losses for at least the next few years.

We have a limited history of operations and have focused primarily on clinical trials. We have begun to commercialize Korlym and, if the outcome of our clinical trials supports it, we plan to seek FDA regulatory clearance to market mifepristone for the treatment of the psychotic features of psychotic depression. Historically, we have funded our operations primarily from the sale of our equity securities. We have incurred losses in each year since our inception in 1998. As of December 31, 2012, we had an accumulated deficit of $246.6 million. We only began to sell our first commercial product, Korlym, in the United States in April 2012. Based on this limited experience marketing Korlym, it is difficult for us to predict the magnitude or timing of future product sales. We expect our research and development expenses to increase in connection with the clinical trials and other development activities for mifepristone for the psychotic features of psychotic depression and for other product candidates. We expect to incur significant expenses related to commercializing Korlym. As a result, we expect that our losses will increase at least until Korlym is generating material amounts of revenue. We are unable to predict the extent of any future losses or whether or when we will become profitable.

We may not be able to pursue all of our product research and development opportunities if we are unable to generate sufficient revenue or secure adequate funding for these programs.

The costs required to start or continue many of the programs that our intellectual property allows us to consider for further development are collectively greater than the funds currently available to us. For example, we have successfully discovered three series of compounds that are selective GR-II antagonists but, unlike mifepristone, do not appear to block the progesterone receptor. Further development of these proprietary compounds or any further development stemming from our method-of-use patents may be delayed or cancelled if we determine that such development may jeopardize our ability to complete the clinical development of mifepristone for the treatment of psychotic depression.

Global economic conditions could adversely affect our liquidity and financial condition.

In the United States and globally, market and economic conditions have been volatile over the past few years, with significantly tighter credit conditions in the markets in which we conduct our operations. The U.S. and global economies have experienced a recession and face continued concerns about the systemic impact of adverse economic conditions, such as unstable global financial markets, adverse effects on the cost and availability of capital, high corporate, consumer and governmental debt levels and high unemployment. Concern about the stability of the markets generally, and the strength of counterparties specifically, has led and may again lead many lenders and institutional investors to reduce, and in some cases, cease, to provide credit to businesses. Renewed or increased turbulence in the global markets and economies may adversely affect our liquidity and financial condition.

In addition, our access to funds under any credit facility into which we may enter depends on the ability of the counterparties to such facilities to meet their funding commitments to us. We cannot assure you that long-term disruptions in the global economy and the return of tighter credit conditions among, and potential failures of, third party financial institutions as a result of such disruptions will not have an adverse effect on such counterparties.

If we do not have sufficient cash flow to continue operating our business and are unable to borrow funds or raise equity or debt capital, we may need to find alternative ways to increase our liquidity. Such alternatives may include, without limitation, curtailing clinical or drug development activity, or limiting our commercial efforts, product manufacturing or sales and marketing support, which would have an adverse effect on our business, results of operations, cash flows and financial condition.

If we acquire other GR-II antagonists or other technologies or potential products, we will incur a variety of costs and may never realize the anticipated benefits of the acquisition.

If appropriate opportunities become available, we may attempt to acquire other GR-II antagonists, particularly GR-II antagonists that do not terminate pregnancy. We may also be able to acquire other technologies or potential products that are complementary to our operating plan. We currently have no commitments, agreements or plans for any acquisitions. The process of acquiring rights to another GR-II antagonist or any other potential product or technology may result in unforeseen difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of our business. In addition, we may fail to realize the anticipated benefits of any acquired potential product or technology. Future acquisitions could dilute our stockholders' ownership interest in us and could cause us to incur debt, expose us to future liabilities and result in amortization or other expenses related to goodwill and other intangible assets.

Failure to meet our obligations under our Financing Agreement with Biopharma Secured Debt Fund II Sub, S.àr.l, could adversely affect our financial results and liquidity.

Pursuant to our Financing Agreement with Biopharma entered into in August 2012, we are obligated to make payments to Biopharma equal to 20 percent of our net product sales of Korlym, any future mifepristone-based products and our next-generation selective GR-II antagonists (Covered Products), subject to certain quarterly caps, as well as an un-capped 20 percent of any upfront, milestone or other contingent payments we receive with respect to Covered Products, until such payments to Biopharma total $45 million.

Pursuant to this agreement, we may not: (i) incur indebtedness greater than the sum of earnings before interest, taxes, depreciation and amortization, including such items as non-cash stock-based compensation, (EBITDA) for the four calendar quarters preceding such incurrence, which we refer to as the Indebtedness Covenant; (ii) pay a dividend or other cash distribution, unless we have cash and cash equivalents in excess of $50 million after such payment; (iii) amend or restate our certificate of incorporation or bylaws unless such amendments or restatements do not affect Biopharma's interests under the transaction; and (iv) encumber any of the collateral securing our performance under the agreement.

The percentage used to calculate our payments to Biopharma would increase to 50 percent and any applicable payment caps would lapse if we (i) fail to provide Biopharma with certain information regarding our promotion and sales of Covered Products, (ii) do not devote a commercially reasonable amount of resources to the promotion and marketing of the Covered Products or (iii) violate the Indebtedness Covenant and, in each case, fail to cure within the applicable cure period.

Upon a Corcept change of control transaction, as defined in the agreement, Biopharma will be automatically entitled to receive any amounts not previously paid, up to our maximum repayment obligation of $45 million. As defined in the agreement, "Change of Control" includes, among other things, (i) a greater than 50 percent change in the ownership of Corcept, (ii) certain changes in Board composition of Corcept and (iii) the licensing of Korlym to a third party for sale in the United States.

To secure our obligations under the agreement, we granted Biopharma a security interest in our rights in patents, trademarks, trade names, domain names, copyrights, know-how and regulatory approvals related to the Covered Products, all books and records relating to the foregoing and all proceeds of the foregoing, which we refer to as the Collateral. If we (i) fail to deliver a royalty payment when due and do not remedy that failure within 30 days, (ii) fail to maintain a first-priority perfected security interest in the Collateral in the United States and do not remedy that failure within five business days of receiving notice of such failure or (iii) become subject to an event of bankruptcy, then Biopharma may attempt to recover up to $45 million (after deducting any payments we have already made).

There can be no assurance that we will not breach the covenants or other terms of, or that an event of default will not occur under this agreement and, if a breach or event of default occurs, there can be no assurance that we will be able to cure the event within the time permitted. Any failure to pay our obligations when due, any breach or default of our covenants or other obligations, or any other event that causes an acceleration of payment at a time when we do not have sufficient resources to meet these obligations, could have a material adverse effect on our business, results of operations, financial condition and future viability.

The acceleration of the payment obligation in the event of a change of control transaction may make us less attractive to potential acquirers, and the payment of such funds out of our available cash or acquisition proceeds would reduce acquisition proceeds for our stockholders.

Risks Relating to Our Intellectual Property

If Korlym or future product candidates conflict with the patents of others or if we become involved in other intellectual property disputes, we may have to engage in costly litigation or obtain a license and we may be unable to commercialize our product candidates.

Our success depends in part on our ability to obtain and maintain adequate patent protection for the use of mifepristone for the treatment of the psychotic features of psychotic depression and other potential uses of GR-II antagonists. If we do not adequately protect our intellectual property, competitors may be able to use our intellectual property and erode our competitive advantage.

To date, we own eleven issued U.S. method of use patents and have exclusively licensed three issued U.S. method of use patents. We have nine U.S. method-of-use patent applications pending for GR-II antagonists. We own three composition-of-matter patents and have two composition of matter patent applications pending. We have applied, and will continue to apply, for patents covering our product candidates as we deem appropriate. We have also filed, where we deemed appropriate, foreign patent applications corresponding to our U.S. patents and applications.

We have exclusively licensed three issued U.S. patents from Stanford University for the use of GR-II antagonists in the treatment of psychotic major depression, which is commonly referred to as psychotic depression, cocaine-induced psychosis and early dementia, including early Alzheimer's disease. We bear the costs of protecting and defending the rights to these patents. In order to maintain the exclusive license to these patents until their expiration, we are obligated to make milestone and royalty payments to Stanford University. If we become noncompliant with our obligations under this agreement, we may lose the right to commercialize mifepristone for the treatment of psychotic depression, cocaine-induced psychosis and early dementia and our business would be materially harmed. In addition, if Stanford University were to terminate our mifepristone license due to breach of the license on our part, we would not be able to commercialize mifepristone for the treatment of the psychotic features of psychotic depression, cocaine-induced psychosis or early dementia.

Our patent applications and patents licensed or issued to us may be challenged by third parties and our patent applications may not result in issued patents. For example, in 2004, Akzo Nobel, which was subsequently acquired by Schering Plough which was then subsequently acquired by Merck & Co., filed an observation challenging the claims of our exclusively licensed European patent application with claims directed to psychotic depression. In this instance, the patent later issued and, in 2007, we received notice from the European Patent Office that there will be no opposition proceedings in Europe in regard to this patent.

Our presently pending and future patent applications may not issue as patents, and any patent issued to us may be challenged, invalidated, held unenforceable or circumvented. For example, the arguments presented by Akzo Nobel could be raised in the United States either before the U.S. Patent and Trademark Office or in a court of law. Furthermore, the claims in patents which have been issued to us, or which may be issued to us in the future, may not be sufficiently broad to prevent third parties from producing competing products. In addition, the laws of various foreign countries in which we compete may not protect our intellectual property to the same extent as do the laws of the United States. If we fail to obtain adequate patent protection for our proprietary technology, our competitors may produce competing products based on our technology, which would impair our ability to compete.

If a third party were successful in asserting an infringement claim against us, we could be forced to pay damages and prevented from developing, manufacturing or marketing our potential products. We do not have liability insurance for patent infringements. A third party could require us to obtain a license to continue to use their intellectual property, and we may not be able to do so on commercially acceptable terms, or at all. We believe that significant litigation will continue in our industry regarding patent and other intellectual property rights. If we become involved in litigation, it could consume a substantial portion of our resources. Regardless of the merit of any particular claim, defending a lawsuit takes significant time, is expensive and diverts management's attention from other business.

If we are unable to protect our trade secrets and proprietary information, our ability to compete in the market could be diminished.

In addition to patents, we rely on a combination of confidentiality, nondisclosure and other contractual provisions, laws protecting trade secrets and security measures to protect our trade secrets and proprietary information. Nevertheless, these measures may not adequately protect our trade secrets or other proprietary information. If they do not adequately protect our rights, third parties could use our proprietary information, which could diminish our ability to compete in the market. In addition, employees, consultants and others who participate in the development of our product candidates may breach their agreements with us regarding our trade secrets and other proprietary information, and we may not have adequate remedies for the breach. We also realize that our trade secrets may become known through means not currently foreseen. Notwithstanding our efforts to protect our trade secrets and proprietary information, our competitors may independently develop similar or alternative products that are equal or superior to our product candidates without infringing on any of our proprietary information or trade secrets.

Our licensed patent covering the use of mifepristone to treat psychotic depression is a method of use patent rather than a composition of matter patent, which may make it more difficult for us to prove patent infringement if physicians prescribe another manufacturer's mifepristone for the treatment of Cushing's syndrome or psychotic depression or if patients acquire mifepristone from other sources, such as the internet or black market.

We have an exclusive license from Stanford University to a patent covering the use of GR-II antagonists, including mifepristone, for the treatment of psychotic depression. A method of use patent covers only a specified use of a particular compound, not a particular composition of matter. Because none of our issued patents covers the composition of mifepristone, we cannot prevent others from commercializing mifepristone in indications not covered by our method of use patents. If others receive approval to manufacture and market mifepristone or any other GR-II antagonist, physicians could prescribe mifepristone or any other GR-II antagonist for patients with psychotic depression instead of mifepristone. Although any such "off-label" use would violate our licensed patent, effectively monitoring compliance with our licensed patent may be difficult and costly. In addition, if others develop a treatment for the psychotic features of psychotic depression that works through a mechanism which does not involve the GR-II receptor, physicians could prescribe that treatment instead of mifepristone.

In addition, we cannot be assured that patients will not obtain mifepristone from other sources. As with other pharmaceutical products, patients may be able to purchase mifepristone through the internet or black market. Mifepristone is also sold in the United States by Danco Laboratories for the termination of early pregnancy. While distribution is limited to a single dose provided in the physician's office and covered by other restrictions, we cannot be certain that Cushing's syndrome patients will not be able to obtain mifepristone from this source or others, should another company receive approval to market mifepristone for another indication.

Risks Related to Our Stock

The market price of our common stock has been and is likely to continue to be highly volatile due to the limited number of shares of our common stock held by non-affiliates or factors influencing the stock market and opportunities for sale at any given time may be limited.

We cannot assure you that an active trading market for our common stock will exist at any time. Holders of our common stock may not be able to sell shares quickly or at the market price if trading in our common stock is not active. During the 52-week period ended March 1, 2013, our average daily trading volume was approximately 389,000 shares and the intra-day sales prices per share of our common stock on the NASDAQ Stock Market ranged from $1.27 to $4.55. As of March 1, 2013, our officers, directors and principal stockholders controlled approximately 36 percent of our common stock. he trading price of our common stock has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

- the pace of market acceptance of Korlym or the timing and level of coverage and reimbursement attained;
- our cash and short-term investment position;
- actual or anticipated timing and results of our clinical trials;
- new products or services introduced or announced by us or our competitors;
- actual or anticipated regulatory approvals of our product candidates or of competing products;
- changes in laws or regulations applicable to our product candidates or our competitors' products;
- changes in the expected or actual timing of our development programs or our competitors' potential development programs;
- actual or anticipated variations in quarterly operating results, including potential product returns and timing of revenue recognition;
- announcements of technological innovations by us, our collaborators or our competitors;
- general market and economic conditions, including those seen as a result of the recent worldwide financial credit crisis;
- changes in financial estimates or recommendations by securities analysts;
- conditions or trends in the biotechnology and pharmaceutical industries;
- changes in the market valuations of similar companies;
- announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
- additions or departures of key personnel;
- disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;
- developments concerning collaborations;
- trading volume of our common stock;
- limited number of shares of our common stock held by our non-affiliates;
- maintaining compliance with the listing requirements of the stock exchange on which we are listed;
- success of additional financing efforts; and
- purchases or sales of our common stock by us, our officers, directors or our stockholders.

In addition, the stock market in general, the NASDAQ Stock Market and the market for biotechnology and life sciences companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management's attention and resources.

The failure of our financial results to meet estimates published by research analysts or other investor expectations could cause our stock price to decline.

There are inherent difficulties in predicting the amount of Korlym that will be sold. For example, the rate of physician adoption of Korlym is uncertain. Furthermore, the timing of a single large order for Korlym could substantially affect our revenue, making our levels of revenue potentially volatile and the identification of revenue trends difficult. Due to such uncertainty, we have not provided any revenue forecasts to investors or research analysts. Research analysts who cover our business have, however, put forth a wide range of revenue estimates, based entirely on their own investigation and analysis. We have not guided or commented on these estimates and you should rely on them at your own discretion. Announcement of financial results that fail to meet analyst estimates or the expectations of investors could cause our stock price to decline.

Research analysts may not continue to provide or initiate coverage of our common stock or may issue negative reports, which may have a negative impact on our common stock's market price.

Securities analysts currently covering our common stock may discontinue research coverage. Additional securities analysts may elect not to provide research coverage of our common stock. A lack of research coverage may adversely affect our common stock's market price. The trading market for our common stock may be affected in part by the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts who elects to cover us downgrades our stock, our stock price would likely decline rapidly and significantly. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline. In addition, rules mandated by the Sarbanes-Oxley Act of 2002, and a global settlement reached in 2003 between the SEC, other regulatory analysts and a number of investment banks have led to a number of fundamental changes in how analysts are reviewed and compensated. In particular, many investment banking firms are required to contract with independent financial analysts for their stock research. It may be difficult for companies such as ours with smaller market capitalizations to attract independent financial analysts that will cover our common stock. This could have a negative effect on our market price.

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market could harm the market price of our common stock. As additional shares of our common stock become available for resale in the public market, whether as a result of equity financings by us or due to the release of trading restrictions, the supply of our common stock will increase, which could decrease the price. Substantially all of the shares of our common stock are eligible for sale, subject to applicable volume and other resale restrictions.

We may be required to pay significant amounts if we are not able to meet our obligations under our outstanding registration rights agreements.

The registration rights agreement covering the approximately 8.9 million shares of our common stock issued in a private offering in March 2008 and an additional approximately 4.5 million shares of common stock underlying warrants issued in connection with the offering provides that if we fail to file or cause to be declared effective the registration statement covering the resale of these shares prior to specified deadlines, or fail to maintain the effectiveness of such registration statement (subject to limited permissible suspension periods), we will be required to pay the holders of such shares and warrants liquidated damages at the rate of 1 percent of the purchase price of these shares and warrants per month, up to a total of 10 percent. The registration statement covering the resale of the shares and shares underlying the warrants sold in this transaction was declared effective by the SEC in November 2008. Since this registration statement was not declared effective within the time frame specified in the registration rights agreement, we became obligated to pay liquidated damages of approximately $1.3 million in 2008 to the investors in this financing, which obligation was settled in the form of stock in lieu of cash in November 2008. As noted above, if we fail to maintain the effectiveness of this registration statement, we may be obligated to pay additional liquidated damage amounts in the future.

In addition, in March 2008, we entered into a CEFF with Kingsbridge, under which we granted to Kingsbridge a warrant for the purchase of 330,000 shares of common stock. We terminated our CEFF with Kingsbridge effective August 7, 2012 and no further securities will be sold thereunder. However, under the registration rights agreement issued in connection with the CEFF, we are required to continue to use commercially reasonable efforts to maintain the effectiveness of the registration statement covering the shares sold under this agreement and to be issued upon the exercise of the warrant for a period of up to two years following the termination of the CEFF, subject to earlier termination on certain events. During this period, if the effectiveness of the registration statement lapses through actions that were within our control, we may be obligated to pay Kingsbridge for all shares issued upon exercise of the warrant and still owned by Kingsbridge at any time during the period of ineffectiveness the difference between (a) the volume weighted average price as of the day prior to the period of ineffectiveness and (b) the volume weighted average price as of the day following the period of ineffectiveness.

If we are required to pay significant amounts under this or future registration rights agreements, it could have a material adverse effect on our financial condition and ability to finance our operations.

Our officers, directors and principal stockholders, acting as a group, will be able to significantly influence corporate actions.

As of March 1, 2013, our officers, directors and principal stockholders control approximately 36 percent of our common stock. As a result, these stockholders, acting together, will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with our interests or the interests of other stockholders and may prevent or delay a change in control. This significant concentration of share ownership may adversely affect the trading price of our common stock because investors often perceive disadvantages to owning stock in companies with controlling stockholders.

Changes in laws and regulations may result in increased costs to us, which may harm our financial results.

New laws and regulations, as well as changes to existing laws and regulations, affecting our company, including the provisions of the PPACA requiring the reporting of aggregate spending related to health care professionals, the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted by the SEC and by The NASDAQ Stock Market have and will likely continue to result in increased costs to us as we respond to their requirements. We are investing resources to comply with evolving laws and regulations, and this investment may result in increased selling, general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities.

In addition, new rules and regulations could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, or our board committees, or as executive officers. At present, we cannot predict or estimate the amount of the additional costs related to new rules and regulations or the timing of such costs.

Compliance with public company obligations, including the securities laws and regulations, is costly and requires significant management resources, and we may fail to comply.

We are a small company with limited resources.

The federal securities laws and regulations, including the corporate governance and other requirements of the Sarbanes-Oxley Act of 2002, impose complex and continually changing regulatory requirements on our operations and reporting. These requirements impose comprehensive reporting and disclosure requirements, set stricter independence and financial expertise standards for audit committee members, and impose civil and criminal penalties for companies, their chief executive officers, principal financial officers and directors for securities law violations. These requirements have increased and will continue to increase our legal compliance costs, increase the difficulty and expense in obtaining director and officer liability insurance, and make it harder for us to attract and retain qualified members of our Board of Directors and/or qualified executive officers. Such developments could harm our results of operations and divert management's attention from business operations.

In addition, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company's internal control over financial reporting in their annual reports on Form 10-K. This requirement first applied to our annual report on Form 10-K for the year ended December 31, 2007. This same legislation also requires that the independent registered public accounting firm auditing our financial statements must attest to and report on the effectiveness of our internal controls over financial reporting. This requirement first applied to our annual report on Form 10-K for the year ended December 31, 2010. Uncertainty exists regarding our ability to comply with these requirements by applicable deadlines and to maintain compliance in future years. If we are unable to complete the required assessment as to the adequacy of our internal control over financial reporting in future years or if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting as of future year ends, investors could lose confidence in the reliability of our financial reporting.

Changes in or interpretations of accounting rules and regulations could result in unfavorable accounting charges or require us to change our accounting policies or operating practices.

Accounting methods and policies for business and marketing practices of pharmaceutical companies are subject to continual review, interpretation and guidance from relevant accounting authorities, including the SEC. For example, in December 2004, the Financial Accounting Standards Board adopted a revised standard related to stock-based compensation. This standard, which we adopted in 2006, requires the recording of expense for stock options granted using fair value-based measurements. As a result, our operating expenses have increased and are likely to continue to increase. We rely heavily on stock options to compensate existing employees and attract new employees. Because we are now required to expense stock options using fair value-based measurements, we may choose to reduce our reliance on stock options as a compensation tool. If we reduce our use of stock options, it may be more difficult for us to attract and retain qualified employees. Although we believe that our accounting practices are consistent with current accounting pronouncements, changes to or interpretations of accounting methods or policies in the future may require us to reclassify, restate or otherwise change or revise our financial statements. Any such changes could result in corresponding changes to the amounts of assets, liabilities, revenues, expenses and income. Any such changes could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our common stock to decline.

If we fail to continue to meet all applicable NASDAQ Stock Market requirements, our stock could be delisted by The NASDAQ Stock Market. If delisting occurs, it would adversely affect the market liquidity of our common stock and harm our business.

If we are unable to meet any of the NASDAQ listing requirements in the future, including, for example, if the closing bid price for our common stock is below $1 per share for 30 consecutive trading days, The NASDAQ Stock Market could determine to delist our common stock, the delisting could adversely affect the market liquidity of our common stock and the market price of our common stock could decrease. Such delisting could also adversely affect our ability to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees.

Anti-takeover provisions in our charter and bylaws and under Delaware law and payment acceleration provisions under the Biopharma Financing Agreement may make an acquisition of us or a change in our management more expensive or difficult, even if an acquisition or a management change would be beneficial to our stockholders.

Provisions in our charter and bylaws may delay or prevent an acquisition of us or a change in our management. Some of these provisions allow us to issue preferred stock without any vote or further action by the stockholders, require advance notification of stockholder proposals and nominations of candidates for election as directors and prohibit stockholders from acting by written consent. In addition, a supermajority vote of stockholders is required to amend our bylaws. Our bylaws provide that special meetings of the stockholders may be called only by our Chairman, President or the Board of Directors and that the authorized number of directors may be changed only by resolution of the Board of Directors. These provisions may prevent or delay a change in our Board of Directors or our management, which is appointed by our Board of Directors. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. Section 203 may prohibit large stockholders, in particular those owning 15 percent or more of our outstanding voting stock, from merging or combining with us. In addition, our payment obligations to BioPharma accelerate in the event of a change of control transaction. See "Risk Factors – Failure to meet our obligations under our Financing Agreement with Biopharma Secured Debt Fund II Sub, S.à r.l, could adversely affect our financial results and liquidity." These provisions in our charter and bylaws under Delaware law could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We lease approximately 13,225 square feet of office space in Menlo Park, California for our corporate facilities. Our current lease extended our occupancy through December 2013 and provides us with an option to extend the lease for one additional year. We expect that these facilities will accommodate our operations for the next year.

ITEM 3. LEGAL PROCEEDINGS

We are not currently involved in any material legal proceedings.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on The NASDAQ Capital Market under the symbol "CORT". The following table sets forth the high and low intra-day sale prices per share of our common stock on The NASDAQ Capital Market for the periods indicated. These prices represent quotations among dealers without adjustments for retail mark-ups, markdowns or commissions, and may not represent prices of actual transactions.

	High	Low
2012		
First Quarter	$4.90	$2.50
Second Quarter	$4.55	$3.49
Third Quarter	$4.51	$2.48
Fourth Quarter	$2.84	$1.27
2011		
First Quarter	$4.51	$3.43
Second Quarter	$5.07	$3.67
Third Quarter	$4.02	$2.51
Fourth Quarter	$3.58	$2.70

Stockholders of Record and Dividends

As of March 1, 2013, we had 99,814,250 shares of common stock outstanding held by 116 stockholders of record. We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the growth and development of our business and therefore, do not anticipate paying any cash dividends in the foreseeable future. In addition, the Biopharma Financing Agreement prohibits payment of dividends unless we have cash and cash equivalents in excess of $50 million after such payment.

Sale of Unregistered Securities

All sales of unregistered securities during the year ended December 31, 2012 have previously been disclosed in filings with the SEC. We have used, or will use, the net proceeds from these transactions to fund our on-going operations, including the commercialization of Korlym 300 mg Tablets, continuation of our phase 3 clinical trial of mifepristone for the treatment of the psychotic features of psychotic depression, the further development of our portfolio of next-generation compounds, as well as to fund working capital and for general corporate purposes.

Repurchases of Securities

None.

Market Performance Graph

The graph and the accompanying text below is not "soliciting material," is not deemed filed with the SEC and is not to be incorporated by reference in any filings by us under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

The rules of the SEC require that we include a line-graph comparing cumulative stockholder returns on our common stock with the NASDAQ Composite Index (which tracks the aggregate price performance of equity securities of companies traded on NASDAQ) and either a published industry or line-of-business standard index or an index of peer companies selected by us. We have elected to use the NASDAQ Biotechnology Index (consisting of a group of approximately 120 companies in the biotechnology sector, including us) for purposes of the performance comparison that appears below.

The graph shows the cumulative total stockholder return assuming the investment of $100.00 and the reinvestment of dividends and is based on the returns of the component companies weighted according to their market capitalizations as of the end of the period for which returns are indicated. No dividends have been declared on our common stock.

The stockholder return shown on the graph below is not necessarily indicative of future performance, and we do not make or endorse any predictions as to future stockholder returns.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN* AMONG CORCEPT THERAPEUTICS, THE NASDAQ CAPITAL MARKET (U.S.) INDEX AND THE NASDAQ BIOTECHNOLOGY INDEX


$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
Corcept Therapeutics
Nasdaq Stock Market (US Companies)
NASDAQ Biotechnology Stocks

* $100 invested on December 31, 2007 including reinvestment of dividends. Fiscal year ended December 31.

ITEM 6. SELECTED FINANCIAL DATA

SELECTED FINANCIAL DATA
(in thousands, except per share data)

The selected financial data set forth below are derived from our financial statements. The statement of operations data for the years ended December 31, 2012, 2011, and 2010 and the balance sheet data as of December 31, 2012 and 2011 are derived from our audited financial statements included in this Annual Report on Form 10-K (Form 10-K). The statements of operations data for the years ended December 31, 2009 and 2008, and the balance sheet data as of December 31, 2010, 2009 and 2008 have been derived from our audited financial statements, which are not included in this Form 10-K. The selected financial data set forth below should be read in conjunction with our financial statements, the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 10-K.

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(In thousands, except per share data)				
Statement of Operations Data:					
Revenues:					
Product sales, net	$ 3,307	$ —	$ —	$ —	$ —
Collaboration revenue	—	—	—	29	209
Total revenues	3,307	—	—	29	209
Operating expenses:					
Cost of sales	91	—	—	—	—
Research and development*	14,074	21,001	18,949	14,402	14,152
Selling, general and administrative*	25,414	11,331	8,488	5,877	5,746
Total operating expenses	39,579	32,332	27,437	20,279	19,898
Loss from operations	(36,272)	(32,332)	(27,437)	(20,250)	(19,689)
Non-operating income (expense), net*	(1,776)	(22)	1,471	84	(372)
Net loss	$(38,048)	$(32,354)	$(25,966)	$(20,166)	$(20,061)
Net loss per share:					
Basic and diluted	$ (0.41)	$ (0.39)	$ (0.38)	$ (0.38)	$ (0.43)
Weighted average shares—basic and diluted	93,015	83,309	68,336	52,443	46,721
* Includes significant non-cash expenses, of the following:					
Stock-based compensation					
Research and development	$ 546	$ 547	$ 220	$ 263	$ 268
Selling, general and administrative	4,764	2,888	1,896	1,552	1,360
Total stock-based compensation	5,310	$ 3,435	2,116	1,815	1,628
Non-operating expense related to accretion of interest on long-term obligation	1,680	—	—	—	—
Total significant non-cash expenses	$ 6,990	$ 3,435	$ 2,116	$ 1,815	$ 1,628

	As of December 31,				
	2012	2011	2010	2009	2008
	(In thousands)				
Balance Sheet Data:					
Cash, cash equivalents and investments	$93,032	$39,635	$24,578	$23,867	$18,309
Working capital	86,703	34,749	21,136	22,001	16,717
Total assets	99,166	39,833	25,104	24,511	19,775
Long-term obligation — current portion	2,650	—	—	—	6
Long-term obligation, net of current portion	29,030	—	—	—	—
Total stockholders' equity	61,777	34,807	21,244	22,092	16,907

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

This Management Discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report. We make statements in this section that are forward-looking statements within the meaning of the federal securities laws. For a complete discussion of such forward-looking statements and the potential risks and uncertainties that may impact upon their accuracy, see "Forward-Looking Statements" included in Part I, "Risk Factors" included in Part I of this Form 10-K and the "Overview" and "Liquidity and Capital Resources" sections of this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

We are a pharmaceutical company engaged in the discovery, development and commercialization of drugs for the treatment of severe metabolic and psychiatric disorders. Our focus is on disorders associated with the steroid hormone cortisol. Elevated levels and abnormal release patterns of cortisol have been implicated in a broad range of human disorders.

Since our inception in May 1998, we have been developing mifepristone, a potent glucocorticoid receptor II (GR-II) antagonist. On February 17, 2012, the FDA approved Korlym™ (mifepristone) 300 mg Tablets in the United States as a once-daily oral medication for treatment of hyperglycemia secondary to hypercortisolism in adult patients with endogenous Cushing's syndrome who have type 2 diabetes mellitus or glucose intolerance and have failed surgery or are not candidates for surgery. We made Korlym available to patients in April 2012 and have begun marketing the drug in the United States. We continue to develop the sales, marketing, medical affairs and logistical infrastructure needed to commercialize the drug. We also have an on-going phase 3 study of mifepristone, the active ingredient in Korlym, for treatment of the psychotic features of psychotic depression. We have discovered three series of novel selective GR-II antagonists.

Unless otherwise stated, all references in this document to "we," "us," "our," "Corcept," the "Company," "our company" and similar designations refer to Corcept Therapeutics Incorporated.

Cushing's Syndrome. Cushing's syndrome is a disorder caused by prolonged exposure of the body's tissues to high levels of the hormone cortisol. Sometimes called "hypercortisolism," it is uncommon and most often affects adults aged 20 to 50. An estimated 10 to 15 of every one million people are newly diagnosed with this syndrome each year, resulting in approximately 3,000 new patients and an estimated prevalence of 20,000 patients with Cushing's syndrome in the United States.

The FDA approved our NDA for Korlym on February 17, 2012. This approval allows us to market Korlym in the United States for its approved indication. We are carrying out our commercialization plans, including hiring a small number of medical science liaisons (MSLs) and sales representatives. We have also developed internet marketing capabilities and patient assistance programs to support physicians and patients. We began shipping Korlym to our specialty pharmacy in early April 2012, and the medicine first became available to patients on April 10, 2012. We finished hiring our team of MSLs in the third quarter of 2012. Our sales representatives received their initial training and were deployed to the field in the fourth quarter of 2012.

We have Orphan Drug Designations for Korlym from the FDA for the approved indication and from the European Commission for the treatment of endogenous Cushing's syndrome. Orphan Drug Designation in the United States is a special status granted by the FDA to encourage the development of treatments for diseases or conditions that affect fewer than 200,000 patients in the United States. Drugs that receive Orphan Drug Designation obtain seven years of marketing exclusivity for the approved indication from the date of drug approval, as well as tax credits for clinical trial costs, marketing application filing fee waivers and assistance from the FDA in the drug development process. Benefits of Orphan Drug Designation in the EU are similar to those in the United States, but include ten years of marketing exclusivity for the approved indication in all 27 member states, free scientific advice during drug development, access to a centralized review process and a reduction or complete waiver of fees levied by the European Medicines Agency.

Psychotic Depression. We are also developing mifepristone, the active ingredient in Korlym, for the treatment of the psychotic features of psychotic depression under an exclusive patent license from Stanford University. The FDA has granted "fast track" status to evaluate the safety and efficacy of mifepristone for the treatment of the psychotic features of psychotic depression.

In March 2008, we began enrollment in Study 14, our ongoing phase 3 trial in psychotic depression. The protocol for this trial incorporates what we have learned from our three previously completed phase 3 trials. It attempts to address the established relationship between increased drug plasma levels and clinical response and attempts to decrease the random variability observed in the results of the psychometric instruments used to measure efficacy. In one of the previously completed phase 3 trials, Study 06, we prospectively tested and confirmed that patients whose plasma levels rose above a predetermined threshold statistically separated from both those patients whose plasma levels were below the threshold and those patients who received placebo; this threshold was established from data produced in earlier studies.

As expected, the group of patients who took 1200 milligrams (mg) of mifepristone in Study 06 developed higher drug plasma levels than did the groups of patients who received lower doses. Further, there was no discernable difference in the incidence of adverse events between patients who received placebo in Study 06 and those who received 300 mg, 600 mg or 1200 mg of mifepristone in that study. In August 2011, we published our analysis of these data in *The Journal of Clinical Psychopharmacology*. Based on this information, we are testing a mifepristone dose of 1200 mg once per day for seven days in Study 14.

In addition, we are using a third-party centralized rating service to independently evaluate the patients for entry into the study as well as to evaluate their level of response throughout their participation in the study. We believe the centralization of this process will improve the consistency of rating across clinical trial sites and reduce the background statistical noise that was observed in earlier studies and is endemic to psychopharmacologic studies. We believe that the change in dose, as well as the other modifications to the protocol described above, should allow us to demonstrate the efficacy of mifepristone in the treatment of the psychotic symptoms of psychotic depression. In mid-2009, to conserve financial resources, we reduced the number of clinical sites in this study to eight and extended the timeline for its completion.

Enrollment in Study 14 is ongoing. Our goal is to enroll a sufficient number of patients by the end of 2013 to be able to perform a successful interim analysis. To help reach this goal, we began adding clinical sites in the fourth quarter of 2012 and plan to have 20 sites by the end of the first quarter of 2013.

Antipsychotic-induced Weight Gain Mitigation. In 2005, we announced the results of studies in rats that demonstrated that mifepristone both reversed the weight gain associated with the ongoing use of olanzapine and mitigated the weight gain associated with the initiation of treatment with olanzapine (the active ingredient in Zyprexa®). The results from this study were published in the journal *Brain Behavioral Research* in early 2006. This study was paid for by Eli Lilly and Company (Eli Lilly).

During 2007, we announced positive results from our clinical proof-of-concept study in lean healthy male volunteers evaluating the ability of mifepristone to mitigate weight gain associated with the use of Zyprexa. The results showed a statistically significant reduction in weight gain in those subjects who took Zyprexa plus mifepristone compared to those who took Zyprexa plus placebo. Also, the addition of mifepristone to treatment with Zyprexa had a beneficial impact on secondary metabolic measures such as fasting insulin, triglycerides and abdominal fat, as indicated by waist circumference. Eli Lilly provided Zyprexa and financial support for this study, the results of which were published in the journal *Advances in Therapy* in 2009. In January 2009, we announced positive results from a similar proof-of-concept study evaluating the ability of mifepristone to mitigate weight gain associated with the use of Johnson & Johnson's Risperdal®. This study confirmed and extended the earlier results seen with mifepristone and Zyprexa, demonstrating a statistically significant reduction in weight gain and in the secondary metabolic endpoints of fasting insulin, triglycerides and abdominal fat, as indicated by waist circumference. The results from the study of mifepristone and Risperdal were presented at several scientific conferences, including the American Diabetes Association meeting in June 2009, and were published in the journal *Obesity* in 2010.

The combination of Zyprexa or Risperdal and mifepristone is not approved for any indication. The purpose of these studies was to explore the hypothesis that GR-II antagonists, such as mifepristone and our next generation of selective GR-II antagonists, would mitigate weight gain associated with antipsychotic medications. The group of medications known as second generation antipsychotic medication, including Zyprexa, Risperdal, Clozaril® and Seroquel®, are widely used to treat schizophrenia and bipolar disorder. All medications in this group are associated with treatment-emergent weight gain of varying degrees and carry a warning in their labels relating to treatment-emergent hyperglycemia and diabetes mellitus.

Selective GR-II Receptor Antagonists. In 2003, we initiated a discovery research program to identify and patent selective GR-II antagonists with the intent of developing a pipeline of products for proprietary use. Three distinct series of GR-II antagonists were identified. These compounds, like mifepristone, potently block the cortisol receptor (GR-II) but, unlike mifepristone, they do not appear to block the PR (progesterone), ER (estrogen), AR (androgen) or GR-I (mineralocorticoid) receptors. Both the United States Patent & Trademark Office (USPTO) and the European Patent Office (EPO) have issued composition-of-matter patents to us on each of the three series. Two additional composition-of-matter patent applications are pending.

Several of our new compounds have demonstrated positive results in animal models for the prevention and reversal of anti-psychotic-induced weight gain. One of them, CORT 108297, is in exploratory phase 2a clinical trials and we plan to explore its potential use in other indications. We have identified other selective GR-II antagonists from our proprietary series that we believe may have utility as therapeutic agents in a variety of diseases. Our intent is to continue our discovery research program with the goal of identifying new selective GR-II antagonists and to manufacture and conduct pre-clinical development on one or more of these compounds and to submit Investigational New Drug (IND) applications with respect to the most promising of them, as we deem appropriate.

At the American Diabetes Association conference in June 2009, there was also a presentation of preclinical data from another study of CORT 108297 conducted at Stanford University. This study demonstrated that CORT 108297 suppresses body weight gain and improves insulin sensitivity in healthy mice fed a 60 percent fat diet and high sucrose liquid. The results of these preclinical data were published in April 2011 in the journal *Nutrition and Metabolism*.

In addition, we are continuing research and pre-clinical efforts to identify additional selective GR-II antagonists for clinical study.

General

Our activities to date have included:

- product development, including drug formulation and manufacturing, as well as designing, funding and overseeing clinical trials and conducting non-human clinical investigatory activities, such as toxicological testing;
- commercialization of Korlym, including hiring and training medical science liaisons and sales representatives, retention and management of third-party distribution partners, establishment of third-party coverage and reimbursement and patient assistance programs and marketing activities.

- discovery research;
- intellectual property prosecution and expansion; and
- regulatory affairs.

Historically, we have financed our operations and internal growth primarily through private placements of our preferred and common stock, the public sale of common stock and our capped royalty financing transaction, rather than through collaborative or partnership agreements.

As of December 31, 2012, we had an accumulated deficit of $246.6 million. Our historical operating losses have resulted principally from our research and development activities, including clinical trial activities for mifepristone, discovery research, non-clinical activities such as toxicology and carcinogenicity studies, manufacturing process development and regulatory activities, as well as selling, general and administrative expenses, including preparations for the commercial launch of Korlym. We may continue to incur net losses over at least the next few years as we continue our mifepristone and selective GR-II antagonist discovery and clinical development programs, apply for regulatory approvals, acquire and / or develop treatments in other therapeutic areas, establish sales and marketing capabilities and expand our operations.

Our business is subject to significant risks, including the risks inherent in our research and development efforts, the results of our mifepristone and other clinical trials, uncertainties associated with securing financing, uncertainties associated with obtaining and enforcing patents, our investment in manufacturing set-up, the management of our supply chain, the lengthy and expensive regulatory approval process and competition from other products. Our ability to successfully generate revenues in the foreseeable future is dependent upon our ability, alone or with others, to finance our operations and develop, obtain regulatory approval for, manufacture and market our products.

Results of Operations

Net Product Sales — Net product sales includes product revenue resulting from sales to our customers, reduced by 1) trade allowances, such as discounts for prompt payment and distributor fees, 2) estimated government rebates and chargebacks, 3) reserves for expected product returns and 4) estimated costs of our patient assistance program.

In April 2012, we made Korlym commercially available in the United States through a specialty pharmacy that sells to individual patients and a specialty distributor that sells to hospital pharmacies. For the year ended December 31, 2012, we recognized $3.3 million in net product sales. To calculate net product sales, we deducted from gross sales estimates of prompt-pay discounts, distribution service fees, rebates and chargebacks owed to government payors and patient assistance program costs, which amounts are not material for the year ended December 31, 2012.

Based on our limited experience marketing Korlym, it is difficult for us to forecast its sales for any future periods.

Cost of sales — Cost of sales includes the cost to manufacture Korlym (which includes material, third-party manufacturing costs and indirect personnel and other overhead costs) based on units sold in the current period, as well as the cost of stability testing and distribution. We began capitalizing Korlym production costs as inventory following approval by the FDA to market Korlym on February 17, 2012. Prior to Korlym's approval, we expensed all costs related to the manufacturing of product (including stability costs and manufacturing overhead) as incurred, classifying these costs as research and development expense. A portion of the product manufactured prior to FDA approval is available for us to use commercially.

Cost of sales was $91,000 for the year ended December 31, 2012, which equals 2.8 percent of net product sales for the same period. The majority of these costs related to stability testing. The amount and timing of stability testing varies from period to period as determined by FDA regulations and our production schedule and is not a fixed percentage of our sales volumes. In addition, the cost of manufacturing Korlym reflected in our cost of sales in 2012, and for some period thereafter, will not reflect the full cost of production because we have previously expensed the majority of the raw materials, labor and overhead costs incurred to produce the product sold during this period. We expect that our cost of sales of Korlym as a percentage of net product sales will fluctuate from period to period during 2013 and for some time thereafter as product manufactured prior to FDA approval, which is already fully expensed, is consumed.

Research and development expenses — Research and development expenses include 1) the personnel costs related to our development activities, including facilities costs and non-cash stock-based compensation, 2) the costs of discovery research, 3) costs associated with IND-enabling activities and pre-clinical studies, 4) costs of clinical trials, including trial preparation, enrollment, site monitoring and data management and analysis expenses, 5) regulatory costs, 6) the costs of manufacturing development, including the development and activities to qualify a second tablet manufacturing site, 7) the costs of manufacture and / or acquisition of clinical trial materials and material used in registration and validation batches included in the NDA submission for Korlym and 8) other costs associated with the preparation and prosecution of the Korlym NDA or other FDA submissions related to Korlym or other product candidates.

Research and development expenses decreased 33 percent to $14.1 million for the year ended December 31, 2012 from $21.0 million for the comparable period in 2011.

During the year ended December 31, 2012 as compared to the corresponding period in 2011, there was an increase of $991,000 in staffing costs, which includes bonuses paid on FDA approval of Korlym in the amount of $474,000, and an increase of $164,000 for stock-based compensation expenses related to employees working in research and development functions. During the year ended December 31, 2012 as compared to the corresponding periods in 2011, there were decreases in consultancy costs of $2.8 million due primarily to the additional resources required during 2011 for the preparation, submission and prosecution of the NDA, which was submitted in April 2011 and filed by the FDA in June 2011. For the year ended December 31, 2012, non-cash stock-based compensation expense related to consultant options decreased $165,000 as compared to the corresponding period of 2011 due primarily to the inclusion in 2011 of costs related to a stock option award to a consultant that vested in its entirety on the acceptance of the NDA by the FDA in June 2011.

Korlym manufacturing costs categorized as research and development expense decreased $3.8 million during the year ended December 31, 2012 as compared to the corresponding period in 2011, due primarily to capitalizing to inventory the costs of Korlym's active pharmaceutical ingredient and the manufacture of Korlym tablets for commercial sale following the date of FDA approval.

Clinical trial costs reflected a net decrease of $1.6 million during the year ended December 31, 2012, as compared to the corresponding period of 2011. During the year ended December 31, 2012 as compared to the corresponding period in 2011, there were decreases of $1.2 million related to clinical studies with CORT 108297 and $917,000 related to the clinical trials with Korlym in the treatment of Cushing's syndrome. These decreases were partially offset by increases during year ended December 31, 2012, as compared to the corresponding period of 2011, of $487,000 related to the psychotic depression study.

In addition, costs related to financial support for medical conferences and seminars in support of our Cushing's syndrome program decreased $337,000 for the year ended December 31, 2012, as compared to the corresponding period of 2011, because, subsequent to product approval, the nature of our activities at medical meetings has changed, and now such costs relate to marketing activities that are classified as a component of selling, general and administrative expenses. Costs relating to IND-enabling activities and research efforts regarding our new GR-II antagonists increased $363,000 during the year ended December 31, 2012, as compared to the corresponding period in 2011.

Research and development expenses increased 11% to $21.0 million for the year ended December 31, 2011 from $18.9 million for the comparable period in 2010. For the year ended December 31, 2011 as compared to the corresponding period in 2010, there were net increases of $1.8 million in consultancy costs which included the following increases: a) $588,000 related to the development of the Risk Evaluation and Mitigation System (REMS) that was included in the Korlym NDA submission, b) $834,000 related to the preparation, submission and prosecution of the NDA, c) $114,000 related to the development of a medical safety program, d) $187,000 related to manufacturing and quality control activities to prepare for commercialization and e) $192,000 in non-cash stock-based compensation costs related to a performance-based award to a consultant that vested in June 2011 upon the filing of our NDA for Korlym by the FDA, which were partially offset by the decrease in consulting fees in other clinical activities of $78,000. For the year ended December 31, 2011, as compared to the corresponding period in 2010, there was also an increase of $300,000 related to attendance of seminars in support of our Cushing's syndrome program.

Korlym manufacturing costs increased $4.2 million during the year ended December 31, 2011, as compared to the corresponding period in 2010, due primarily to the acquisition of active pharmaceutical ingredient for Korlym and the initiation of manufacturing development work at a potential back-up site for the manufacture of Korlym that were only partially offset by a decrease in manufacturing activities related to our proprietary, selective new GR-II antagonists.

There were decreases in clinical trial costs of $4.3 million during the year ended December 31, 2011, as compared to the corresponding period of 2010. Clinical trial cost decreases included (a) $2.8 million related to drug-drug interaction and other NDA-supportive studies with Korlym that were substantially completed during 2010, (b) $727,000 related to the clinical trials with Korlym for the treatment of Cushing's syndrome due to patients having completed the initial study and moving into the long-term extension study, (c) $331,000 related to the clinical trial with mifepristone for the treatment of psychotic depression and (d) $468,000 related to clinical studies activities with CORT 108297. During the year ended December 31, 2011, as compared to the corresponding period in 2010, there was also a decrease of $244,000 related to the IND-enabling work on CORT 108297, which was partially offset by increases of $168,000 related to research efforts on our other selective GR-II antagonists.

Below is a summary of our research and development expenses by major project:

Project	Year Ended December 31,		
	2012	2011	2010
	(in thousands)		
Development programs:			
Cushing's syndrome	$ 4,093	$10,925	$ 5,075
Psychotic depression	2,613	1,779	2,567
Selective GR-II antagonists	4,249	4,546	5,100
Unallocated activities, including NDA supportive studies and manufacturing, regulatory and pre-clinical activities	2,573	3,204	5,987
Stock-based compensation	546	547	220
Total research and development expense	$14,074	$21,001	$18,949

We expect that research and development expenditures in 2013 will likely be higher than they were in 2012, due to the cost of expanding enrollment in our phase 3 study of mifepristone in the treatment of psychotic depression and increased spending on the development of our next-generation selective GR-II antagonists. Research and development expenses in 2014 and beyond will depend on our strategic priorities. See also, "Liquidity and Capital Resources".

Many factors can affect the cost and timing of our trials including inconclusive results requiring more clinical trials, slow patient enrollment, adverse side effects in study patients, insufficient supplies for our clinical trials and real or perceived lack of effectiveness or safety of the drug in our trials. The cost and timing of development of our selective GR-II antagonists will depend on the success of our efforts and any difficulties that we may encounter. In addition, the development of all of our product candidates will be subject to extensive governmental regulation. These factors make it difficult for us to predict the timing and costs of the further development and approval of our product candidates.

Selling, general and administrative expenses — Selling, general and administrative expenses include 1) personnel and consultancy costs related to administrative and commercialization activities, including facilities costs and non-cash stock-based compensation, 2) expenses of third-party vendors that we engage to execute our commercial plans related to Korlym, including conducting market research, providing market analytics, developing reimbursement support services and, distribution and other logistical needs related to our commercialization of Korlym and 3) legal, accounting and other professional fees.

For the year ended December 31, 2012, selling, general and administrative expenses increased to $25.4 million from $11.3 million for the comparable period in 2011.

During the year ended December 31, 2012 as compared to the corresponding period in 2011, staffing and consultancy costs increased $6.9 million due primarily to additional resources necessary to commercialize Korlym. The increase for the year ended December 31, 2012 included $1.6 million in cash bonuses awarded in the first quarter of 2012 to employees working in selling, general and administrative functions in recognition of the FDA's approval of Korlym, $1.3 million of non-cash stock-based compensation costs related to performance-based stock option awards to officers that vested in February 2012 upon the FDA approval of Korlym and $600,000 of increases related to other stock options to directors, officers and employees working in selling, general and administrative functions.

In addition, other professional services costs related to commercialization activities and other corporate matters increased $5.8 million during the year ended December 31, 2012 as compared to the corresponding period of 2011. These costs reflect increased vendor activities after FDA approval, pricing strategy and market analysis, patient registry and reimbursement programs, focus groups, internet marketing and communications.

There were also cost increases during the year ended December 31, 2012 as compared to the corresponding period of 2011 related to the infrastructure necessary to support the commercialization of Korlym including a) $538,000 related to travel, b) 386,000 related to the expansion of facilities and information technology support, c) $147,000 related to employee education primarily due to the training of the new medical science liaisons and d) $95,000 related to donations.

For the year ended December 31, 2011, selling, general and administrative expenses increased 33% to $11.3 million from $8.5 million for the year ended December 31, 2010. During 2010, we had recorded an aggregate amount of $1.3 million related to bonuses awarded to our officers and employees working in selling, general and administrative functions in recognition of significant company accomplishments during 2010. We did not award bonuses for 2011 performance to any officer or employee in these functions. In addition, during 2011, as compared to 2010, staffing and consultancy costs increased $1.6 million due primarily to additional resources necessary to engage in preparations for the potential commercialization of Korlym, which included an increase of $992,000 in noncash stock-based compensation costs related to stock options granted to employees, directors and consultants. There was also an increase of $2.0 million during 2011, as compared to 2010, in market research and other commercialization preparation activities and an increase in legal costs related to patents, commercialization, compliance and other corporate matters during 2011, as compared to 2010, of $456,000.

Selling, general and administrative expenses included stock-based compensation expense related to option grants to individuals performing these functions of $4.8 million, $2.9 million and $1.9 million for the years ended December 31, 2012, 2011 and 2010, respectively.

We expect that selling, general and administrative expenses will increase during 2013 as compared to 2012 in regard to activities directly associated with product commercialization and the need to continue building our administrative infrastructure to support these activities. The level of selling, general and administrative activities and related expenses in 2014 and future years will be largely dependent on our assessment of the staff and other services necessary to support product commercialization and our continued clinical development activities and the availability of additional funds. See also, "Liquidity and Capital Resources."

Interest and other income, net — Interest and other income, net of investment management fees, was $3,000 for the year ended December 31, 2011 as compared to $1.5 million for the same period in 2010. Other income in 2011 was comprised of income on stockholder notes. Other income in 2010 had included $750,000 in connection with the favorable settlement of a lawsuit brought on our behalf against an individual for defamation and harassment and $733,000 in grants from the United States Treasury's Therapeutic Discovery Project Grant program.

Interest and other expense — Interest and other expense for the year ended December 31, 2012 was $1.8 million as compared to $25,000 for the comparable period in 2011. This increase is primarily due to the inclusion in the current period of $1.7 million of interest expense related to our Financing Agreement with Biopharma for the period from August 16, 2012, the date of funding of the agreement to December 31, 2012. Other expense for the year ended December 31, 2011 was $25,000 in 2011 and in 2010 and consisted primarily of a state tax on capital, which is based on our capital and asset positions as of each year-end. Interest expense will increase during 2013, as compared to 2012, due to the inclusion of interest on the long-term obligation for a full year.

Non-GAAP Financial Measures

Our financial statements and footnotes thereto are prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP) and are included in Part IV, Item 15 of this Annual Report on Form 10-K.To supplement our financial results presented on a GAAP basis, we use non-GAAP measures of net loss that exclude significant non-cash expenses related to stock-based compensation expense and the accretion of interest expense under our capped royalty financing transaction. We use this non-GAAP measure of net loss to manage our business and believe that it may help investors better evaluate our past financial performance and potential future results. Non-GAAP measures should not be considered in isolation or as a substitute for comparable GAAP accounting and investors should read them in conjunction with our financial statements and notes thereto prepared in accordance with GAAP. The non-GAAP measure of net loss we use may be different from, and not directly comparable to, similarly titled measures used by other companies.

	Year Ended December 31,		
	2012	2011	2010
	(in thousands)		
GAAP net loss	$38,048	$32,354	$25,966
Significant non-cash expenses:			
Stock-based compensation			
Research and development	546	547	220
Selling, general and administrative	4,764	2,888	1,896
Total stock-based compensation	5,310	3,435	2,116
Accretion of interest expense related to long-term obligation	1,680	—	—
Non-GAAP net loss, as adjusted for significant non-cash expenses	$31,058	$28,919	$23,850
GAAP basic and diluted net loss per share	$ (0.41)	$ (0.39)	$ (0.38)
Non-GAAP basic and diluted net loss per share, as adjusted for significant non-cash expenses	$ (0.33)	$ (0.35)	$ (0.35)
Shares used in computing basic and diluted net loss per share	93,015	83,309	68,336

Liquidity and Capital Resources

We have incurred operating losses since inception, and at December 31, 2012, we had an accumulated deficit of $246.6 million. Since our inception, we have relied primarily on the proceeds from public and private sales of our equity securities and our capped royalty financing transaction to fund our operations.

At December 31, 2012, we had cash and cash equivalents of $93.0 million, compared to $39.6 million at December 31, 2011. Net cash used in operating activities for the years ended December 31, 2012, 2011 and 2010 was $36.0 million, $27.4 million and $22.3 million, respectively. We used cash in each period primarily for research and development activities, including efforts toward the submission and prosecution of the NDA for Korlym, for the commercialization of Korlym and to develop administrative infrastructure to support commercialization.

In July 2012, we sold 11.0 million shares of our common stock in an underwritten public offering for net proceeds of $46.1 million after deducting expenses of the offering.

In March 2012, we issued approximately 4.2 million shares of our common stock upon the exercise of warrants that had been issued in a private placement transaction in April 2010 and sold new warrants to the same investors to purchase approximately 4.2 million shares of common stock. The net proceeds generated in this transaction were $12.8 million, after the deduction of issuance costs. In addition, during the year ended December 31, 2012, additional warrants and stock options were exercised for the purchase of our common generating aggregate net proceeds of $760,000.

In March 2008, we entered into a CEFF with Kingsbridge, under which the determination of the timing and amount of any CEFF financings were to be made solely by us, subject to certain conditions. As discussed in Note 9 of our financial statements included in Part II, Item 8 of this Annual Report on Form 10-K, effective August 7, 2012, we terminated the CEFF. No further securities will be sold under this agreement.

As discussed in Notes 1 and 6 of our financial statements included in Part II, Item 8 of this Annual Report on Form 10-K, in August 2012, we entered into a Purchase and Sale Agreement (Financing Agreement) with Biopharma Secured Debt Fund II Sub, S.à r.l (Biopharma), a private limited liability company organized under the laws of Luxembourg, under which we received $30 million. Pursuant to the Financing Agreement, beginning with the quarter ending June 30, 2013, we will make quarterly payments equal to (i) 20 percent of our net product sales of Korlym and any other products containing mifepristone or any of our proprietary selective GR-II antagonists (Covered Products), subject to certain quarterly payment caps through 2015 and (ii) 20 percent of any upfront, milestone or other contingent payments we receive under co-promotion or out-licensing agreements with respect to Covered Products subsequent to entering into the agreement (without application of caps), until we have made cumulative payments of $45 million. Under the terms of the Financing Agreement, our payments are variable, with no fixed minimums. If there are no net sales, upfront, milestone or other contingent payments in a period with respect to Covered Products, then no payment will be due for that period.

We expect cash used in operating activities will increase during 2013 as compared to spending levels in 2012 due to the continued commercialization of Korlym, the continuation and scale-up of our phase 3 clinical trial of mifepristone for the treatment of psychotic depression and the continued development of our selective GR-II antagonists, which will be only partially offset by sales of Korlym. We expect our funding requirements for operating activities may increase in 2014 and possibly beyond as costs associated with the continuation of our development program for Cushing's syndrome, continuation and expansion of our development programs for psychotic depression and our selective GR-II antagonists, research activities, commercialization activities and selling, general and administrative expenses may be only partially offset by revenues from sales of Korlym. In addition, as discussed below under the caption Contractual Obligations and Commercial Commitments, beginning in July 2013 we will be required to make payments under the Biopharma Financing Agreement, the amount of which will be variable.

We may choose to raise additional funds to finance our strategic priorities. We cannot be certain that additional funding will be available on acceptable terms or at all. Further, any additional equity financing may be dilutive to stockholders, and any debt financing, if available, may involve restrictive covenants. If we obtain funds through collaborations with others, these arrangements may be on unfavorable terms or may require us to relinquish certain rights to our technologies or product candidates, including potentially our lead product candidate that we would otherwise seek to develop on our own.

While we monitor the cash balance in our checking account and transfer the funds in only as needed, these cash balances and our money market fund could be impacted if the underlying financial institution were to fail or were subject to other adverse conditions in the financial markets. To date, we have experienced no loss or lack of access to cash in our checking accounts or money market fund.

Contractual Obligations and Commercial Commitments

The following table presents our estimates of obligations under contractual agreements as of December 31, 2012.

Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
			(in thousands)		
Long-term obligation[1]	$45,000				
Other contractual obligations:					
Research and development studies[2] and [3]	$ 8,214	$5,544	$2,670	$—	$ —
Commercial activities[4]	1,116	466	650	—	—
Operating lease[5]	428	428	—	—	—
Minimum royalty payments[6]		50	100	100	50 per year
Total other contractual obligations		$6,488	$3,420	$100	$50 per year

(1) As discussed above under the caption "Liquidity and Capital Resources", in August 2012, we entered into a Financing Agreement with Biopharma under which we received $30 million from Biopharma. In consideration of the $30 million payment, we are obligated to make payments to Biopharma totaling $45 million, calculated as follows:

- 20 percent of our net product sales of Covered Products, beginning with the calendar quarter ending June 30, 2013, subject to quarterly payment caps of $2,250,000 during 2013, $3,000,000 during 2014, and $3,750,000 during 2015. There is no quarterly cap on payments with respect to net product sales in 2016 and later.
- 20 percent of payments received for upfront, milestone or other contingent fees under co-promotion and out-license agreements for Covered Products (without application of quarterly caps), provided however, that any amounts received under such agreements after the transaction's effective date of August 2, 2012 but before June 30, 2013 would be deferred and made simultaneously with the payment for the calendar quarter ending June 30, 2013.
- The percentage used to calculate our payments to Biopharma would increase to 50 percent and any applicable payment caps would lapse if we (i) fail to provide Biopharma with certain information regarding our promotion and sales of Covered Products, (ii) do not devote a commercially reasonable amount of resources to the promotion and marketing of the Covered Products or (iii) violate the indebtedness covenant by incurring indebtedness greater than the sum of earnings before interest, taxes, depreciation and amortization, including such items as non-cash stock-based compensation, (EBITDA) for the four calendar quarters preceding such incurrence and, in each case, fail to cure within the applicable cure period.
- Upon the occurrence of a Corcept change of control transaction or the licensing of Korlym to a third-party for promotion and sale in the United States, the entire $45 million, less any amounts already paid by us, would become due.

Under the terms of the Financing Agreement, our payments are entirely variable, with no fixed minimums. The timing of our payments is determined by future sales and other receipts. If there are no net sales, upfront, milestone or other contingent payments in a period with respect to Covered Products, then no payment will be due for that period. Biopharma's right to receive payments will expire once it has received cumulative payments of $45 million.

(2) Amounts reflected for research and development studies exclude amounts included in accounts payable and accrued clinical costs reflected on the balance sheet as of December 31, 2012.

(3) During 2008, we entered into agreements for services in connection with our ongoing Phase 3 trial to confirm the utility of mifepristone for the treatment of the psychotic features of psychotic depression. The total commitment under these original agreements was $21.1 million. In June 2009, we amended these agreements to reduce the amounts of commitments with these

organizations by $5.0 million in accordance with the short-term reduction in the scope of activities under this trial. In December 2012, we further amended these agreements to reflect the increase in trial activities toward our goal of concluding trial enrolment by the end of 2013, increasing the cost by $2.5 million. The total commitment under these agreements, including amendments through 2012, is now estimated to be $18.6 million over the course of the trial. We expensed $10.4 million of these costs through December 31, 2012, with the remainder to be incurred over the course of the trial. Under the master services agreements with these vendors, the project contracts may be terminated upon thirty to sixty days notice. If terminated early, we would be responsible for the costs incurred by the vendors through the effective date of termination plus cancellation charges as stipulated in the agreements.

(4) In June 2012, we amended our agreement with United Biosource Corporation for reimbursement support services related to our Support Program for Access and Reimbursement for Korlym (SPARK). The total commitment under the agreement is $2.7 million, of which $1.6 million had been incurred through December 31, 2012, with the remainder to be incurred over the course of the agreement.

(5) In June 2012, we signed an amendment to the lease for our office space that reflected an expansion of the space and extended our occupancy through December 2013. The aggregate commitment for base rent through the term of the amendment is $630,000, of which $202,000 was incurred during the second half of 2012, with the remainder to be incurred during 2013. The amended lease provides us with an option to extend the lease for one additional year.

(6) Under our cancellable license agreement with Stanford University, we are obligated to make nonrefundable minimum royalty payments of $50,000 annually for as long as we maintain our licenses with Stanford; however, these payments are creditable against future royalties.

We also have other contractual payment obligations and purchase commitments, the timing of which are contingent on future events.

(a) Under our license agreement with Stanford University related to the patent covering the use of GR-II antagonists to treat the psychosis associated with psychotic depression and early dementia, we are obligated to make milestone payments to Stanford of $50,000 upon filing of an NDA covering a licensed product and $200,000 upon FDA approval of a licensed product. The milestone payments payable to Stanford under these licenses are creditable against future royalties.

(b) Under the agreement with a contract research company we may be obligated to make milestone payments upon the occurrence of certain events, including: (i) $5,000 upon patent filings in connection with the project; (ii) $100,000 for each entry into a Phase 1 clinical trial; and (iii) $500,000 in respect of each first national regulatory approval of each product arising from work performed under the agreement, provided that sales of the product by the Company or any future licensees reach $5,000,000. These obligations remain in force after the conclusion of work under the agreement. There are no royalty obligations associated with this contract.

(c) Pursuant to our memorandum of understanding with ScinoPharm, ScinoPharm agrees to manufacture API for mifepristone for the treatment of psychotic depression and we agree to purchase at least $1,000,000 bulk mifepristone per year following the commercial launch of mifepristone in that indication.

(d) In November 2006, we entered into an agreement with PCAS for the manufacture of mifepristone, the API in Korlym, for our development and commercial needs for an initial period of five years. The agreement provides for an automatic extension for one additional year and has been further extended to June 30, 2013. We are currently in discussions for a new contract to continue the relationship thereafter. The current agreement calls for us to purchase from PCAS at least 75 percent of our requirements through the expiration of the agreement. If PCAS is unable to manufacture the product for a consecutive six-month period, we have the right to terminate the agreement without penalty.

Net Operating Loss Carryforwards

At December 31, 2012 we had net operating loss carryforwards available to offset any future taxable income that we may generate for federal income tax purposes of $116.2 million, which expire in the years 2019 through 2032, and California net operating loss carryforwards of $110.6 million, which expire in the years 2013 through 2032. We also had federal and California research and development tax credits of $17.9 million and $2.0 million, respectively. The federal research credits will expire in the years 2019 through 2032 and the California research credits have no expiration date. Our deferred tax assets have been offset by a full valuation allowance as the realization of such assets is uncertain. Utilization of our net operating losses and tax credit carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such limitations could result in the expiration of the net operating losses and tax credit carryforwards before utilization.

Off-Balance Sheet Arrangements

None.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Net Product Sales

We sell Korlym to a specialty pharmacy and a specialty distributor, which subsequently resell Korlym to patients and healthcare providers. We recognize product revenues from sales of Korlym upon delivery to our customers as long as (i) there is persuasive evidence that an arrangement exists between ourselves and the customer, (ii) collectability is reasonably assured and (iii) the price is fixed or determinable. In order to conclude that the price is fixed or determinable, we must be able to (i) calculate gross product revenues from the sales to our customers and (ii) reasonably estimate net product revenues.

We calculate gross product revenues based on the price that we charge our customers. We estimate our net product revenues by deducting from our gross product revenues (a) trade allowances, such as discounts for prompt payment and distributor fees, (b) estimated government rebates and chargebacks, (c) reserves for expected product returns and (d) estimated costs of patient assistance programs. We initially record estimates for these deductions at the time we recognize the gross revenue. We update our estimates on a recurring basis as new information becomes available.

Trade Allowances: We offer our customers a discount on Korlym sales for payment within 30 days. We also offer them a small discount for the provision of data services. We expect our customers to earn these discounts and accordingly deduct them in full from gross product revenues and trade receivables at the time we recognize such revenues.

Rebates and Chargebacks: We contract with Medicaid and other government agencies so that Korlym will be eligible for purchase by, or qualify for partial or full reimbursement from, such government programs. We estimate the rebates and chargebacks that we will be obligated to provide to government programs and deduct these estimated amounts from our gross product sales at the time the revenues are recognized. We base our estimates of these rebates and chargebacks upon (i) the discount amounts applicable to government-funded programs and (ii) information obtained from our vendors regarding the percentage of sales by our customers to patients who are covered by entities or programs that are eligible for such rebates and chargebacks.

Allowances for Patient Assistance Program: We provide financial assistance to eligible patients whose insurance policies require them to pay high deductibles and co-pays. We estimate the cost of assistance to be provided under this program by applying our actual experience regarding such assistance to our estimate of the percentage of our sales in the period that will be provided to patients covered by the program.

Sales Returns: Our customers have the right to return Korlym beginning six months before the labeled expiration date and ending 12 months after the labeled expiration date. This right of return is extended to our specialty distributor channel's hospital customers who generally have the right to return only unopened bottles. The expiration date for our Korlym product sold in 2012 will not occur until late in 2013. We estimate the amount of Korlym that we believe will be returned and deduct that estimated amount from gross revenue at the time we recognize such revenue. When estimating future returns, we analyze quantitative and qualitative information including, but not limited to, actual return rates, the amount of product in the distribution channel, the expected shelf life of such product, current and projected product demand, the introduction of competing products that may erode demand, and broad economic and industry-wide indicators. If we cannot reasonably estimate product returns with respect to a particular sale, we defer recognition of revenue from that sale until such time as a reasonable estimate can be made.

Inventory and Cost of Sales

We consider regulatory approval of product candidates to be uncertain, and product manufactured prior to regulatory approval may not be sold unless regulatory approval is obtained. We expense manufacturing costs for product candidates incurred prior to regulatory approval as research and development expenses as we incur them. When regulatory approval of a product is obtained, we begin capitalizing manufacturing costs related to the approved product into inventory.

We value our inventories at the lower of cost or net realizable value. We determine the cost of inventory using the specific identification method, which approximates a first-in, first-out basis. We analyze our inventory levels quarterly and write down inventory that has become obsolete or has a cost basis in excess of its expected net realizable value, as well as any inventory quantities in excess of expected requirements. Any expired inventory is disposed of and the related costs are recognized as cost of sales.

Cost of sales includes the cost of product (the cost to manufacture Korlym, which includes material, third-party manufacturing costs and indirect personnel and other overhead costs) based on units for which revenue is recognized in the current period, as well as costs of stability testing, logistics and distribution of the product. We began capitalizing Korlym production costs as inventory following approval by the FDA on February 17, 2012. Prior to receiving FDA approval for Korlym, we expensed all costs related to the manufacturing of the product (including stability costs and manufacturing overhead) as incurred; we classified these costs as research and development expense. A portion of the product manufactured prior to FDA approval is available for us to use commercially.

Inventory amounts that are not expected to be consumed within twelve months following the balance sheet date are classified as a noncurrent asset.

Accruals of Research and Development Costs

We recorded accruals for estimated costs of research, pre-clinical and clinical studies, and manufacturing development with outstanding balances of $843,000 and $644,000 as of December 31, 2012 and 2011, respectively. These costs are a significant component of our research and development expenses. We make significant judgments and estimates in determining the accrual balance in each reporting period. Accrued clinical trial costs are based on estimates of the work completed under the service agreements, milestones achieved, patient enrollment and past experience with similar contracts and service providers. Our estimate of the work completed, and associated costs to be accrued, includes our assessment of the information received from our third-party contract research organizations and the overall status of our clinical trial activities. In the past, we have not experienced any material deviations between accrued and actual clinical trial expenses. However, actual services performed, number of patients enrolled and the rate of patient enrollment may vary from our estimates, resulting in adjustments to clinical trial expense in future periods.

Stock-based compensation

Stock-based compensation arises from the granting of stock options to employees and directors, as well as to non-employees.

Employees and directors

Our accounting practices and the estimates and judgments that are considered in determining fair value in regard to stock option grants to employees and directors are as follows:

- For options granted from January 1, 2006 through September 2009, the expected term used in determining the fair value-based measurement of options was based on the "simplified" method prescribed by the SEC that considers the weighted average of the vesting period and contractual life of the options. For options granted since September 2009, the expected term has been based on a formula that considers the expected service period and expected post-vesting termination behavior differentiated by whether the grantee is an employee, an officer or a director.

- We base the expected volatility of our common stock used in determining the fair value-based measurement of option grants to employees, officers and directors on a weighted-average combination of the volatility of our own stock price and that of a group of peer companies for those grants with expected terms longer than the period of time that we have been a public company. For stock options granted to employees with expected terms of less than the period of time that we have been a public company, the volatility is based on historical data of the price for our common stock for periods of time equivalent to the expected term of these grants.
- For service-based awards, we recognize the expense over the requisite service period utilizing the straight-line amortization method. For options with performance-based vesting criteria, we recognize the expense at such time as there is a high degree of probability (i.e., greater than 70%) of achieving the required vesting criteria.
- Since we have a limited base of employees and directors and have experienced minimal turnover, we do not apply a forfeiture rate. When an employee terminates, we will record a change in accounting estimate that represents the difference between the expense recorded in the financial statements and the expense that would have been recorded based upon the rights to options that vested during the individual's service as an employee.

As of December 31, 2012, we had $8.9 million of unrecognized compensation expense for employee and director options outstanding as of that date, which had a remaining weighted-average vesting period of 2.7 years.

Non-employees

All stock option grants to consultants vest solely based upon continuing service, with the exception of a performance-based award granted during 2010 for 50,000 shares and an award in December 2012 for 10,000 shares. Stock-based compensation related to service-based option grants to non-employees is charged to expense on a straight line basis over the vesting period of the options, which approximates the period over which the related services are rendered, based on the fair value-based measurement of the options using the Black-Scholes option pricing model. The assumptions used in these calculations are similar to those used for the determination of fair value-based measurements for options granted to employees, with the exception that, for non-employee options, we are required to use the remaining contractual term as the life of the option and the fair value-based measurement related to unvested non-employee options is re-measured quarterly, based on the then current stock price as reflected on the NASDAQ Capital Market. For options with performance-based vesting criteria, we recognize expense based on the minimum number of shares that will vest over time as the criteria are met based on the Black-Scholes valuation of the vested shares.

Long-term obligation

The accounting for the Financing Agreement with Biopharma requires us to make certain estimates and assumptions, including the timing of royalty payments due to Biopharma, the expected rate of return to Biopharma, the split between current and long-term portions of the obligation and the accretion of related interest expense. Korlym has only been marketed since April 2012 and the magnitude and timing of Korlym revenue is difficult to predict. Therefore, these estimates and assumptions are subject to significant variability and are likely to change as we gain experience marketing Korlym, which will result in changes in our classification of the current and long-term portions of the amounts payable pursuant to this financing agreement, as well as the internal rate of return paid to Biopharma and the accretion of interest expense related to this obligation. Actual payment amounts will be based on Korlym receipts over the term of the Financing Agreement but in no event will the total amount paid to Biopharma exceed $45.0 million.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk of loss. As of December 31, 2012, the fair value of our cash and cash equivalents was $93.0 million and consisted primarily of money market funds maintained at major U.S. financial institutions. To minimize our exposure to interest rate risk, we have limited the maturities of our investments to less than two years with an average maturity not to exceed one year. Due to the short-term nature of these instruments, a 10% increase or decrease in market interest rates would not have a material impact on the total value of our portfolio as of December 31, 2012.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements required by this item are set forth beginning at page F-1 of this report and are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our periodic and current reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and discussed with our management, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable and not absolute assurance of achieving the desired control objectives. In reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. In addition, the design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

As of December 31, 2012, our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer have evaluated our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) which were designed to ensure that the information required to be disclosed by us in this Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and on Form 10-K. Our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure control system are met. Based on the evaluation, our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer have concluded that our disclosure controls and procedures are effective.

There were no changes in our internal controls over financial reporting during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(b) Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control system is designed to provide reasonable assurance regarding the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance that the objectives of the internal control system are met.

Our management, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting as included below.

(c) Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Corcept Therapeutics Incorporated

We have audited Corcept Therapeutics Incorporated's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Corcept Therapeutics Incorporated's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Corcept Therapeutics Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2012 financial statements of Corcept Therapeutics Incorporated and our report dated March 15, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Redwood City, California
March 15, 2013

ITEM 9B. OTHER INFORMATION

None.

PART III

Certain information required by Part III is omitted from this Annual Report on Form 10-K because we expect to file with the U.S. Securities and Exchange Commission, not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, a definitive proxy statement (the Proxy Statement), pursuant to Regulation 14A in connection with the solicitation of proxies for our 2013 Annual Meeting of Stockholders, and certain information included therein is incorporated herein by reference.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item concerning our executive officers is set forth in Part I of this Annual Report on Form 10-K. The remaining information required by this Item will be included in the Proxy Statement and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The information required by this Item will be included in the Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item will be included in the Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item will be included in the Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item will be included in the Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this Form 10-K

(1) Financial Statements:

(2) Financial Statement Schedules:

All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

(3) Exhibits:

Item 601 of Regulation S-K requires the exhibits listed below. Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K has been identified.

(A) EXHIBITS

Exhibit Number	Description of Document
3.1	Amended and Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the registrant's Quarterly Report on Form 10-Q filed on August 9. 2012).
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K filed on September 27, 2007).
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the registrant's Registration Statement on Form S-1 (Registration No. 333-112676) filed on February 10, 2004).
4.2	Registration Rights Agreement by and among Corcept Therapeutics Incorporated and the investors signatory thereto, dated March 14, 2008 (incorporated by reference to Exhibit 10.25 to the registrant's Annual Report on Form 10-K filed on March 31, 2008).
4.3	Registration Rights Agreement by and between Corcept Therapeutics Incorporated and Kingsbridge Capital Limited, dated as of March 25, 2008 (incorporated by reference to Exhibit 10.27 to the registrant's Annual Report on Form 10-K filed on March 31, 2008).
4.4	Amendment to Registration Rights Agreement by and among Corcept Therapeutics Incorporated and the investors signatory thereto, dated November 11, 2008 (incorporated by reference to Exhibit 10.30 to the registrant's Annual Report on Form 10-K filed on March 31, 2009).
4.5	Registration Rights Agreement dated as of April 21, 2010 by and among Corcept Therapeutics Incorporated and the investors signatory thereto (incorporated by reference to Exhibit 4.2 to the registrant's Current Report on Form 8-K filed on April 23, 2010).

Exhibit Number	Description of Document
4.6	Registration Rights Agreement, dated as of March 29, 2012, by and among Corcept Therapeutics Incorporated and the investors signatory thereto (incorporated by reference to Exhibit 4.2 to the registrant's Current Report on Form 8-K filed on March 29, 2012).
4.7	Form of Warrant issued in connection with the Securities Purchase Agreement by and among Corcept Therapeutics Incorporated and the purchasers named therein, dated March 14, 2008 (incorporated by reference to Exhibit 4.4 to the registrant's Annual Report on Form 10-K filed on March 31, 2008).
4.8	Form of Warrant issued in connection with Warrant Purchase Agreement dated as of March 25, 2012 by and among Corcept Therapeutics Incorporated and the purchasers named therein (incorporated by reference to Exhibit 4.2 to the registrant's Current Report on Form 8-K filed on March 29, 2012).
4.9	Warrant, dated March 25, 2008 issued to Kingsbridge Capital Limited (incorporated by reference to Exhibit 4.5 to the registrant's Annual Report on Form 10-K filed on March 31, 2008).
10.1†	2000 Stock Option Plan (incorporated by reference to Exhibit 10.1 to the registrant's Registration Statement on Form S-1 (Registration No. 333-112676) filed on February 10, 2004).
10.2	License Agreement by and between The Board of Trustees of the Leland Stanford Junior University and Corcept Therapeutics Incorporated, dated as of July 1, 1999 (incorporated by reference to Exhibit 10.6 to the registrant's Registration Statement on Form S-1 (Registration No. 333-112676) filed on February 10, 2004).
10.3#	Memorandum of Understanding, Supply and Services Agreement, by and between Corcept Therapeutics Incorporated and ScinoPharm Taiwan, dated as of June 12, 2000 (incorporated by reference to Exhibit 10.9 to the registrant's Registration Statement on Form S-1/A (File No. 333-112676) filed on March 19, 2004).
10.4	Master Services Agreement by and between Corcept Therapeutics Incorporated and PPD Development, LP, dated as of January 17, 2003 (incorporated by reference to Exhibit 10.12 to the registrant's Registration Statement on Form S-1/A (File No. 333-112676) filed on March 19, 2004).
10.5#	Manufacturing Agreement with Produits Chimiques Auxiliaires et de Synthese SA, dated November 8, 2006 (incorporated by reference to Exhibit 10.15 to the registrant's Annual Report on Form 10-K filed on April 2, 2007).
10.6†	Form of Indemnification Agreement for directors and officers approved by the Board of Directors on September 24, 2007 (incorporated by reference to Exhibit 10.7 to the registrant's Quarterly Report on Form 10-Q filed on November 14, 2007).
10.7	Securities Purchase Agreement by and among Corcept Therapeutics Incorporated and the purchasers named therein, dated March 14, 2008 (incorporated by reference to Exhibit 10.24 to the registrant's Annual Report on Form 10-K filed on March 31, 2008).
10.8	Common Stock Purchase Agreement by and between Kingsbridge Capital Limited and Corcept Therapeutics Incorporated dated as of March 25, 2008 (incorporated by reference to Exhibit 10.26 to the registrant's Annual Report on Form 10-K filed on March 31, 2008).
10.9#	Master Service Agreement by and among Corcept Therapeutics Incorporated and ICON Clinical Research, L.P., signed on June 4, 2008 (incorporated by reference to Exhibit 10.5 to the registrant's Quarterly Report on Form 10-Q filed on August 14, 2008).

Exhibit Number	Description of Document
10.10†	Amended and Restated Severance and Change in Control Agreement by and between Corcept Therapeutics Incorporated and Joseph K. Belanoff, M. D., dated September 19, 2008 (incorporated by reference to Exhibit 10.25 to the registrant's Annual Report on Form 10-K filed on March 31, 2009).
10.11†	Amended and Restated Severance and Change in Control Agreement by and between Corcept Therapeutics Incorporated and Robert L. Roe, M. D., dated September 19, 2008 (incorporated by reference to Exhibit 10.26 to the registrant's Annual Report on Form 10-K filed on March 31, 2009).
10.12†	Amended and Restated Severance and Change in Control Agreement by and between Corcept Therapeutics Incorporated and Anne M. LeDoux, dated September 19, 2008(incorporated by reference to Exhibit 10.27 to the registrant's Annual Report on Form 10-K filed on March 31, 2009).
10.13†	Amended and Restated Severance and Change in Control Agreement by and between Corcept Therapeutics Incorporated and James N. Wilson, dated September 19, 2008(incorporated by reference to Exhibit 10.28 to the registrant's Annual Report on Form 10-K filed on March 31, 2009).
10.14	Securities Purchase Agreement by and among Corcept Therapeutics Incorporated and the purchasers named therein, dated October 12, 2009 (incorporated by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q filed on November 12, 2009).
10.15†	Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to the registrant's Proxy Statement on Schedule 14A filed on May 7, 2009).
10.16†	Form of Option Agreement for options granted pursuant to the Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.25 to the registrant's Annual Report on Form 10-K filed on March 15, 2011).
10.17#	Development Agreement by and between Corcept Therapeutics Incorporated and Formulation Technologies L.L.C. d/b/a PharmaForm, dated as of December 14, 2006 (incorporated by reference to Exhibit 10.28 to the registrant's Annual Report on Form 10-K filed on March 15, 2011).
10.18#	Master Services Agreement by and between Corcept Therapeutics Incorporated and United BioSource Corporation, dated as of June 29, 2010 (incorporated by reference to Exhibit 10.29 to the registrant's Annual Report on Form 10-K filed on March 15, 2011).
10.19†	Employment offer letter to Steven Lo, dated August 9, 2010 (incorporated by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q filed on November 12, 2010).
10.20†	Severance and Change in Control Agreement by and between Corcept Therapeutics Incorporated and Steven Lo, dated September 15, 2010 (incorporated by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q filed on November 12, 2010).
10.21†	Severance and Change in Control Agreement by and between Corcept Therapeutics Incorporated and G. Charles Robb, dated September 1, 2011 (incorporated by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q filed on November 8, 2011).
10.22†	Employment offer letter to G. Charles Robb dated August 12, 2011 (incorporated by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q filed on November 8, 2011).
10.23#	Manufacturing and Supply Agreement with Formulation Technologies, LLC D/B/A PharmaForm, LLC, dated March 21, 2012 (incorporated by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q filed on May 10, 2012).

Exhibit Number	Description of Document
10.24	Warrant Purchase Agreement, dated as of March 25, 2012, by and among Corcept Therapeutics Incorporated and the purchasers named therein (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on March 29, 2012).
10.25#	Commercial Outsourcing Services Agreement with Integrated Commercialization Solutions, Inc., dated as of April 14, 2011 (incorporated by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q filed on August 9, 2012).
10.26#	Amended and Restated Exclusive Pharmacy Product Purchase and Services Agreement with CuraScript, Inc., dated August 8, 2012 (incorporated by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q filed on August 9, 2012).
10.27#	Amended and Restated Exclusive Wholesale Product Purchase Agreement with CuraScript SD Specialty Distribution, dated August 8, 2012 (incorporated by reference to Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q filed on August 9, 2012).
10.28†	Corcept Therapeutics Incorporated 2012 Incentive Award Plan (incorporated by reference to Appendix A to the registrant's Definitive Proxy Statement on Schedule 14A filed with the SEC on May 21, 2012).
10.29†	Form of 2012 Incentive Award Plan Stock Option Grant Notice and Agreement (incorporated by reference to Exhibit 4.5 to the registrant's Registration Statement on Form S-8 filed with the SEC on August 13, 2012).
10.30#	Purchase and Sale Agreement with between Corcept Therapeutics Incorporated and Biopharma Secured Debt Fund II Sub, S.à r.l,, dated as of August 2, 2012 (incorporated by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q filed on November 8, 2012).
10.31	Amendment to Manufacturing Agreement with Produits Chimiques Auxiliaires et de Synthese SA, dated February 21, 2013.
23.1	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney (See signature page)
31.1	Certification pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934 of Joseph K. Belanoff, M.D.
31.2	Certification pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934 of G. Charles Robb
32.1	Certification pursuant to 18 U.S.C. Section 1350 of Joseph K. Belanoff, M.D.
32.2	Certification pursuant to 18 U.S.C. Section 1350 of G. Charles Robb
101*	The following materials from the registrant's Annual Report on Form 10-K for the year ended December 31, 2012, formatted in Extensible Business Reporting Language (XBRL): (i) Balance Sheets at December 31, 2012 and 2011, (ii) Statements of Comprehensive Loss for the Years Ended December 31, 2012, 2011 and 2010, (iii) Statements of Stockholders' Equity for the Years Ended December 31, 2012, 2011 and 2010, (iv) Statements of Cash Flows for the Years Ended December 31, 2012, 2011 and 2010, and (v) Notes to Financial Statements.

Confidential treatment granted

† Management contract or compensatory plan or arrangement

* Pursuant to Rule 406T of Regulation S-T, these XBRL data files are deemed furnished and not filed or a part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CORCEPT THERAPEUTICS INCORPORATED

By: /s/ JOSEPH K. BELANOFF

Joseph K. Belanoff, M.D., Chief Executive Officer

Date: March 15, 2013

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Joseph K. Belanoff and G. Charles Robb, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Exchange Act, this Annual Report on Form 10-K has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ JOSEPH K. BELANOFF **Joseph K. Belanoff, M.D.**	Chief Executive Officer and Director (Principal Executive Officer)	March 15, 2013
/s/ G. CHARLES ROBB **G. Charles Robb**	Chief Financial Officer (Principal Financial Officer)	March 15, 2013
/s/ ANNE M. LEDOUX **Anne M. LeDoux**	Vice President and Controller (Principal Accounting Officer)	March 15, 2013
/s/ JAMES N. WILSON **James N. Wilson**	Director and Chairman of the Board of Directors	March 15, 2013
/s/ G. LEONARD BAKER, JR. **G. Leonard Baker, Jr.**	Director	March 15, 2013
/s/ DANIEL M. BRADBURY **Daniel M. Bradbury**	Director	March 15, 2013
/s/ JOSEPH C. COOK, JR. **Joseph C. Cook, Jr.**	Director	March 15, 2013
/s/ PATRICK G. ENRIGHT **Patrick G. Enright**	Director	March 15, 2013
/s/ DAVID L. MAHONEY **David L. Mahoney**	Director	March 15, 2013
/s/ JOSEPH L. TURNER **Joseph L. Turner**	Director	March 15, 2013

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CORCEPT THERAPEUTICS INCORPORATED

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Corcept Therapeutics Incorporated

We have audited the accompanying balance sheets of Corcept Therapeutics Incorporated as of December 31, 2012 and 2011, and the related statements of comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States.) Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corcept Therapeutics Incorporated at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Corcept Therapeutics Incorporated's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Redwood City, California
March 15, 2013

CORCEPT THERAPEUTICS INCORPORATED

BALANCE SHEETS
(in thousands, except per share amounts)

	December 31, 2012	December 31, 2011
Assets		
Current assets:		
Cash and cash equivalents	$ 93,032	$ 39,635
Trade receivables	557	—
Inventory	853	—
Prepaid expenses and other current assets	620	140
Total current assets	95,062	39,775
Strategic inventory	3,810	—
Property and equipment, net of accumulated depreciation	150	26
Other assets	144	32
Total assets	$ 99,166	$ 39,833
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 3,804	$ 3,611
Accrued clinical expenses	843	644
Accrued compensation	351	238
Other accrued liabilities	695	533
Long-term obligation—current portion	2,650	—
Deferred revenue	16	—
Total current liabilities	8,359	5,026
Long-term obligation, net of current portion	29,030	—
Commitments		
Stockholders' equity:		
Preferred stock, $0.001 par value, 10,000 shares authorized and no shares outstanding at December 31, 2012 or 2011	—	—
Common stock, $0.001 par value, 280,000 and 140,000 shares authorized and 99,814 and 84,231 shares issued and outstanding at December 31, 2012 and 2011, respectively	100	84
Additional paid-in capital	308,283	243,281
Accumulated deficit	(246,606)	(208,558)
Total stockholders' equity	61,777	34,807
Total liabilities and stockholders' equity	$ 99,166	$ 39,833

The accompanying notes are an integral part of these financial statements.

CORCEPT THERAPEUTICS INCORPORATED

STATEMENTS OF COMPREHENSIVE LOSS
(in thousands, except per share amounts)

	Year ended December 31,		
	2012	2011	2010
Product sales, net	$ 3,307	$ —	$ —
Operating expenses:			
Cost of sales	91	—	—
Research and development	14,074	21,001	18,949
Selling, general and administrative	25,414	11,331	8,488
Total operating expenses	39,579	32,332	27,437
Loss from operations	(36,272)	(32,332)	(27,437)
Interest and other income	—	3	1,496
Interest and other expense	(1,776)	(25)	(25)
Net loss and comprehensive loss	$(38,048)	$(32,354)	$(25,966)
Basic and diluted net loss per share	$ (0.41)	$ (0.39)	$ (0.38)
Shares used in computing basic and diluted net loss per share	93,015	83,309	68,336

The accompanying notes are an integral part of these financial statements.

CORCEPT THERAPEUTICS INCORPORATED

STATEMENT OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid-in Capital	Notes Receivable from Stockholders	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance at December 31, 2009	62,475	$ 62	$172,369	$(101)	$(150,238)	$ 22,092
Sales of common stock under CEFF	519	1	1,609	—	—	1,610
Issuance of common stock upon exercise of warrants and issuance of new warrants in private equity transaction	4,286	4	7,480	—	—	7,484
Sale of common stock in public financing transaction	5,000	5	13,748	—	—	13,753
Issuance of common stock upon exercise of options	124	—	151	—	—	151
Stock-based compensation related to employee and director options	—	—	1,947	—	—	1,947
Stock-based compensation related to an option to a consultant	—	—	169	—	—	169
Repayment of note receivable from stockholder	—	—	—	4	—	4
Net loss and comprehensive loss					(25,966)	(25,966)
Balance at December 31, 2010	72,404	72	197,473	(97)	(176,204)	21,244
Sale of common stock in public financing transaction	11,500	12	41,771	—	—	41,783
Issuance of common stock upon exercise of options	246	—	371	—	—	371
Issuance of common stock upon exercise of warrants	81	—	231	—	—	231
Stock-based compensation related to employee and director options	—	—	3,016	—	—	3,016
Stock-based compensation related to an option to a consultant	—	—	419	—	—	419
Repayment of notes receivable from stockholders	—	—	—	97	—	97
Net loss and comprehensive loss					(32,354)	(32,354)
Balance at December 31, 2011	84,231	84	243,281	—	(208,558)	34,807
Sale of common stock in public financing transaction	11,000	11	46,119	—	—	46,130
Issuance of common stock upon exercise of warrants and issuance of new warrants in private equity transaction	4,202	4	12,815	—	—	12,819
Issuance of common stock upon exercise of warrants	216	—	470	—	—	470
Issuance of common stock upon exercise of options	165	1	288	—	—	289
Stock-based compensation related to employee and director options	—	—	5,102	—	—	5,102
Stock-based compensation related to consultant options	—	—	208	—	—	208
Net loss and comprehensive loss	—	—	—		(38,048)	(38,048)
Balance at December 31, 2012	99,814	$100	$308,283	$ —	$(246,606)	$ 61,777

The accompanying notes are an integral part of these financial statements

CORCEPT THERAPEUTICS INCORPORATED

STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,		
	2012	**2011**	**2010**
Operating activities			
Net loss	$(38,048)	$(32,354)	$(25,966)
Adjustments to reconcile net loss to net cash used in operations:			
Stock-based compensation	5,310	3,435	2,116
Accretion of interest expense	1,680	—	—
Amortization of debt financing costs	17	—	—
Depreciation and amortization of property and equipment	27	3	6
Changes in operating assets and liabilities:			
Trade receivables	(557)	—	—
Inventory	(4,663)	—	—
Prepaid expenses and other current assets	(480)	278	135
Other assets	11	72	(23)
Accounts payable	193	2.794	(453)
Accrued clinical expenses	199	(171)	106
Accrued compensation and other liabilities	275	(1,457)	1,794
Deferred revenue	16	—	—
Net cash used in operating activities	(36,020)	(27,400)	(22,285)
Investing activities			
Purchases of property and equipment	(151)	(25)	—
Net cash used in investing activities	(151)	(25)	—
Financing activities			
Proceeds from issuance of common stock and warrants, including collection of stockholder notes receivable, net of cash paid for issuance costs	59,708	42,482	23,002
Proceeds from issuance of long-term obligation, net of cash paid for issuance costs	29,860	—	—
Principal payments of obligations under capital leases	—	—	(6)
Net cash provided by financing activities	89,568	42,482	22,996
Net increase in cash and cash equivalents	53,397	15,057	711
Cash and cash equivalents at beginning of period	39,635	24,578	23,867
Cash and cash equivalents at end of period	$ 93,032	$ 39,635	$ 24,578

The accompanying notes are an integral part of these financial statements

CORCEPT THERAPEUTICS INCORPORATED

NOTES TO FINANCIAL STATEMENTS

1. Basis of Presentation and Summary of Significant Accounting Policies

Description of Business

Corcept Therapeutics Incorporated was incorporated in the state of Delaware on May 13, 1998, and our facilities are located in Menlo Park, California. Corcept is a pharmaceutical company engaged in the discovery, development and commercialization of drugs for the treatment of severe metabolic and psychiatric disorders. Since our inception in May 1998, we have been developing our lead product, Korlym™ , a potent glucocorticoid receptor II (GR-II) antagonist, which means that it blocks the activity of cortisol. On February 17, 2012, the United States Food and Drug Administration (FDA) approved Korlym (mifepristone) 300 mg Tablets in the United States as a once-daily oral medication for treatment of hyperglycemia secondary to hypercortisolism in adult patients with endogenous Cushing's syndrome who have type 2 diabetes mellitus or glucose intolerance and have failed surgery or are not candidates for surgery. We released Korlym for sale on April 10, 2012. We also have a clinical program for the use of mifepristone, the active ingredient in Korlym, for the treatment of the psychotic features of psychotic depression. We are currently conducting a Phase 3 study for this indication. In addition, we have discovered three series of novel selective GR-II antagonists and have moved a compound from one of these series, into clinical development. Unless otherwise stated, all references in these financial statements to "we," "us," "our," "Corcept," the "Company," "our company" and similar designations refer to Corcept Therapeutics Incorporated.

We were considered to be in the development stage prior to the second quarter of 2012 when we recorded significant revenue from our planned principal operations following commercialization of Korlym.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to use assumptions and make estimates to form judgments that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

We evaluate our estimates and assumptions on an ongoing basis, including those related to our discounts for prompt payment of sales invoices, chargebacks and rebates, patient assistance, potential product returns, excess/ obsolete inventories, allowances for doubtful accounts, accruals of clinical and preclinical expenses, contingent liabilities, and the timing of payments with respect to our long-term capped royalty obligation, which determine its effective interest rate. We base our estimates on relevant experience and on other specific assumptions that we believe are reasonable.

We update our assumptions and estimates on a recurring basis as new information becomes available. Any changes in estimates are recorded in the period of the change.

Cash and Cash Equivalents

We invest our excess cash in bank deposits, money market accounts, corporate debt securities, and/or obligations of the U.S. government and U.S. government sponsored entities. We consider all highly liquid investments purchased with maturities of three months or less from the date of purchase to be cash equivalents. Cash equivalents are carried at fair value, which approximates cost and, as of December 31, 2012 and 2011, all of our funds were invested in cash and cash equivalents that consist of a money market fund maintained at a major U.S. financial institution.

Credit Risks and Concentrations

We have a concentration of credit risk related to our cash and cash equivalents. We are exposed to credit risk in the event of default by the financial institutions holding these funds to the extent of the amount recorded on the balance sheet. We mitigate this risk by investing in a money market fund that invests primarily in short-term U.S. Treasury notes and bills. For the years ended December 31, 2012, 2011 and 2010, we experienced no loss or lack of access to cash and cash equivalents in our operating or investment accounts.

Beginning with the commercialization of Korlym in April 2012, we are also exposed to credit risk in regard to our trade receivables. We have only two customers — one specialty pharmacy and one specialty distributor, which are subsidiaries of the same corporate parent. We extend credit to these customers based on their individual creditworthiness and that of their shared parent organization. We monitor our exposure and will record a reserve against uncollectible trade receivables as necessary.

We have a concentration of risk in regard to the manufacture of our product. As of December 31, 2012, we had one tablet manufacturer with an operational facility — AAI Pharma, which was approved by the FDA in November 2012 for the manufacture of our commercial tablets. Our original tablet manufacturer, PharmaForm, has temporarily suspended manufacturing operations for relocation to a new facility. We are currently in negotiations for a commercial manufacturing agreement with AAI Pharma. If PharmaForm is not able to qualify their new site or if AAI Pharma is unable to prepare Korlym tablets in the quantities and time frame required, we may not be able to manufacture our product in a timely manner. In addition, we have a single-source manufacturer of mifepristone, the active pharmaceutical ingredient (API), in Korlym. In order to mitigate these risks related to the manufacture of our product, we placed strategic orders for additional quantities of mifepristone API during 2012 and had our original tablet manufacturer, PharmaForm, prepare additional batches during the summer of 2012 before the closure of their qualified manufacturing site.

Fair Value Measurements

We categorize financial instruments in a fair value hierarchy that prioritizes the information used to develop assumptions for measuring fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 input), then to quoted prices (in non-active markets or in active markets for similar assets or liabilities), inputs other than quoted prices that are observable for the asset or liability, and inputs that are not directly observable, but that are corroborated by observable market data for the asset or liability (Level 2 input), then the lowest priority to unobservable inputs, for example, our own data about the assumptions that market participants would use in pricing an asset or liability (Level 3 input). Fair value is a market-based measurement, not an entity-specific measurement, and a fair value measurement should therefore be based on the assumptions that market participants would use in pricing the asset or liability.

No assets or liabilities in our financial statements are required to be reported at fair value other than our cash and cash equivalents and the obligation under our Financing Agreement with Biopharma.

Trade Receivables

Trade receivables are recorded net of customer allowances for prompt payment and data services, doubtful accounts and sales returns. See the discussion below under "Net Product Sales" regarding the methods for estimation of these allowances and sales returns. We determine our allowance for doubtful accounts based on existing contractual payment terms, actual payment patterns of our customers and individual customer circumstances. To date, we have determined that an allowance for uncollectible trade receivables is not required.

Inventory

We consider regulatory approval of product candidates to be uncertain, and product manufactured prior to regulatory approval may not be sold unless regulatory approval is obtained. We expense the manufacturing costs for product candidates incurred prior to regulatory approval as research and development expense as we incur them. When regulatory approval of a product is obtained, we begin capitalizing manufacturing costs related to the approved product into inventory, provided such product is produced by a facility the FDA has approved to manufacture Korlym.

We value our inventories at the lower of cost or net realizable value. We determine the cost of inventory using the specific identification method, which approximates a first-in, first-out basis. We analyze our inventory levels quarterly and write down inventory that has become obsolete or has a cost basis in excess of its expected net realizable value, as well as any inventory quantities in excess of expected requirements. Any expired inventory is disposed of and the related costs are recognized as cost of sales in the statement of comprehensive loss.

Inventory amounts that are not expected to be consumed within twelve months following the balance sheet date are classified as strategic inventory, a noncurrent asset.

Property and Equipment

We state property and equipment at cost less accumulated depreciation. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from three to five years.

Long-term Obligation

In August 2012, we entered into a Purchase and Sale Agreement (Financing Agreement) with Biopharma Secured Debt Fund II Sub, S.à r.l (Biopharma), a private limited liability company organized under the laws of Luxembourg. Under the terms of the Financing Agreement, we received $30 million from Biopharma and are obligated to make payments calculated as a percentage of (i) any licensing or other contingent payments arising from Korlym and any other products containing mifepristone or any of our proprietary selective GR-II antagonists (Covered Products) and (ii) net Covered Product revenues earned in the calendar quarter ending June 30, 2013 and thereafter (together, Korlym Receipts), until such time as we have paid Biopharma a total of $45 million.

The accounting for the Financing Agreement requires us to make certain estimates and assumptions, including the timing of royalty payments due to Biopharma, the expected rate of return to Biopharma, the split between current and long-term portions of the obligation and the accretion of related interest expense. Korlym has only been marketed since April 2012 and the magnitude and timing of Korlym revenue is difficult to predict. Therefore, these estimates and assumptions are subject to significant variability and are likely to change as we gain experience marketing Korlym, which will result in changes in our classification of the current and long term portions of the amounts payable pursuant to the Financing Agreement, as well as the internal rate of return paid to Biopharma and the accretion of interest expense related to this obligation. Actual payment amounts will be based on Korlym Receipts over the term of the Financing Agreement but in no event will the total amount paid to Biopharma exceed $45.0 million.

The amount shown as the current portion of the obligation is an estimate of the total amount under the Financing Agreement that would be paid to Biopharma within twelve months following December 31, 2012. Under the Financing Agreement, our first payment to Biopharma will not be due until July 2013.

See Note 6, ***Long-term Obligation***, for additional information regarding this agreement.

Net Product Sales

We sell Korlym to a specialty pharmacy and a specialty distributor, which subsequently resell Korlym to patients and healthcare providers. We recognize product revenues from sales of Korlym upon delivery to our customers as long as (i) there is persuasive evidence that an arrangement exists between ourselves and the customer, (ii) collectability is reasonably assured and (iii) the price is fixed or determinable. In order to conclude that the price is fixed or determinable, we must be able to (i) calculate gross product revenues from the sales to our customers and (ii) reasonably estimate net product revenues.

We calculate gross product revenues based on the price that we charge our customers. We estimate our net product revenues by deducting from our gross product revenues (a) trade allowances, such as discounts for prompt payment and distributor fees, (b) estimated government rebates and chargebacks, (c) reserves for expected product returns and (d) estimated costs of our patient assistance program. We initially record estimates for these deductions at the time we recognize the gross revenue. We update our estimates on a recurring basis as new information becomes available.

Trade Allowances: We offer our customers a discount on Korlym sales for payment within 30 days. We also offer them a small discount for the provision of data services. We expect our customers to earn these discounts and accordingly deduct them in full from gross product revenues and trade receivables at the time we recognize such revenues.

Rebates and Chargebacks: We contract with Medicaid and other government programs so that Korlym will be eligible for purchase by, or qualify for partial or full reimbursement from, such government programs. We estimate the rebates and chargebacks that we are obligated to provide to government programs and deduct these estimated amounts from our gross product sales at the time the revenues are recognized. We base our estimates of these rebates and chargebacks upon (i) the discount amounts applicable to government-funded programs and (ii) information obtained from our vendors regarding the percentage of sales by our customers to patients who are covered by entities or programs that are eligible for such rebates and chargebacks.

Allowances for Patient Assistance Program: We provide financial assistance to eligible patients whose insurance policies require them to pay high deductibles and co-pays. We estimate the cost of assistance to be provided under this program by applying our actual experience regarding such assistance to our estimate of the percentage of our sales in the period that will be provided to patients covered by the program.

Sales Returns: Our customers have the right to return Korlym beginning six months before the labeled expiration date and ending 12 months after the labeled expiration date. This right of return is extended to our specialty distributor channel's hospital customers who, generally, have the right to return only unopened bottles. The expiration date for the Korlym product sold in 2012 will not occur until late in 2013. We estimate the amount of Korlym that we believe will be returned and deduct that estimated amount from gross revenue at the time we recognize such revenue. When estimating future returns, we analyze quantitative and qualitative information including, but not limited to, actual return rates, the amount of product in the distribution channel, the expected shelf life of such product, current and projected product demand, the introduction of competing products that may erode demand, and broad economic and industry-wide indicators. If we cannot reasonably estimate product returns with respect to a particular sale, we defer recognition of revenue from that sale until we can make a reasonable estimate.

Cost of Sales

Cost of sales includes the cost of product (the cost to manufacture Korlym, which includes material, third-party manufacturing costs and indirect personnel and other overhead costs) based on units for which revenue is recognized in the current period, as well as costs of stability testing, logistics and distribution of the product. We began capitalizing Korlym production costs as inventory following approval by the FDA on February 17, 2012. Prior to receiving FDA approval for Korlym, we expensed all costs related to the manufacturing of the product as incurred; we classified these costs as research and development expense. A portion of the product manufactured prior to FDA approval is available for us to use commercially.

Research and Development

Research and development expenses consist of costs incurred for research and development activities that we sponsor (see Note 2). These costs include direct expenses, such as the cost of clinical trials, pre-clinical studies, manufacturing development, preparations for submissions to the FDA and efforts to prosecute and defend those submissions and the development of second-generation compounds, as well as research and development-related overhead expenses. We also expense as incurred nonrefundable payments to third parties and our cost of acquiring technologies and materials used in research and development that have no alternative future use.

We base our cost accruals for clinical trials, research and preclinical activities on estimates of work completed under service agreements, milestones achieved, patient enrollment and past experience with similar contracts. Our estimates of work completed and associated cost accruals include our assessments of information from third-party contract research organizations and the overall status of clinical trial and other development and administrative activities.

Segment Reporting

We determine our operating segments based on the way we organize our business to make operating decisions and assess performance. We have only one operating segment, which concerns the discovery, development and commercialization of pharmaceutical products.

Stock-Based Compensation

Stock-based compensation for employee and director options

We account for stock-based compensation related to option grants to employees and directors under the fair value method, based on the fair value-based measurement of the award at the grant date as determined utilizing the Black-Scholes option valuation model. For service-based awards, we recognize expense over the requisite service period. For options with performance-based vesting criteria, we begin to recognize expense when we believe there is a high degree of probability (i.e., greater than 70%) of achieving the vesting criteria.

Stock-based compensation expense related to non-employees

We recognize the expense of options granted to non-employees based on the fair-value based measurement of the option grants at the time of vesting. For service-based awards, we recognize expense over the requisite service period. For options with performance-based vesting criteria, we recognize expense based on the minimum number of shares that will vest over time as the criteria are met based on the Black-Scholes valuation of the vested shares.

See Note 9 for a detailed discussion of stock-based compensation expense.

Income Taxes

We determine deferred tax assets and liabilities based on the differences between the financial reporting and tax bases of assets and liabilities, measured using the enacted tax rates that will be in effect when the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that the deferred tax asset will not be realized.

No amounts have been recognized as interest or penalties on income tax related matters. The determination of an accounting policy as to the classification of such costs has been deferred until such time as any such costs are incurred.

2. Significant Agreements

Commercial Agreements

In January 2012, we signed a pharmacy purchase and service agreement with CuraScript, Inc. (CuraScript), and its affiliate Express Scripts Specialty Distribution Services, Inc., and, in February 2012, we signed a specialty distribution agreement with the same company. CuraScript was our sole customer in each of these distribution channels for the initial launch of Korlym. The initial agreements are each for a one year term commencing on the launch date but may be renewed for successive one-year terms upon written mutual agreement of the parties.

In April 2011, we signed an agreement with Integrated Commercialization Solution (ICS) for the provision of warehousing and distribution of Korlym for an initial term of three years that may be extended by mutual agreement. The majority of the costs under this agreement are variable and dependent on the volume of material handled and transactions processed. Either party may terminate this agreement for non-performance upon 30 days written notice.

In August 2010, we entered into an agreement with United Biosource Corporation (UBC) to assist us in developing our Risk Evaluation and Mitigation Strategy (REMS), a plan for which we submitted to the FDA as part of our NDA for Korlym for the treatment of Cushing's syndrome. In December 2012, the FDA advised us that a REMS program was not necessary for our Cushing's syndrome product. We decided to retain many parts of this program as our Support Program for Access and Reimbursement for Korlym (SPARK). The total commitment under the agreement, including amendments signed through June 2012 is $2.7 million, of which $1.6 million had been incurred through December 31, 2012, with the remainder to be incurred over the course of the agreement. The current agreement with UBC provides for services though March 31, 2015 and may be extended for additional periods at our request by written mutual agreement of the parties. Either party may terminate this agreement for non-performance upon 30 days written notice.

Manufacturing Agreements Related to Korlym

Active Pharmaceutical Ingredient

We have an agreement with Produits Chimiques Auxiliaires et de Synthese SA (PCAS) for the manufacture of the active pharmaceutical ingredient (API) in Korlym, for our development and commercial needs that expires in June 2013. We intend to continue the relationship and are in the process of negotiations for a new agreement. The current agreement calls for us to purchase from PCAS at least 75 percent of our requirements until the termination of the agreement. If PCAS is unable to manufacture the product for a consecutive six-month period, we have the right to terminate the agreement without penalty.

We also have a memorandum of understanding with ScinoPharm Taiwan (ScinoPharm) whereby ScinoPharm agrees to manufacture API and we agree to purchase at least $1,000,000 of bulk mifepristone per year following the commercial launch of mifepristone for the treatment of psychotic depression. No activities are being performed to develop or qualify ScinoPharm's manufacturing processes or facilities.

Tablet Manufacture

We have entered into an agreement with another contract manufacturer, PharmaForm, L.L.C. (PharmaForm), for the production of Korlym tablets. The agreement with PharmaForm was executed in March 2012 for an initial period of two years. The agreement will be automatically extended for additional one year periods unless one Party gives six months' prior written notice that it does not want such an extension. The agreement with PharmaForm may be terminated by either party upon 180 days written notice; we may terminate projects initiated under this agreement with 30 days written notice. There are no minimum purchase amounts under this agreement.

We are in negotiations for a commercial manufacturing agreement with AAI Pharma, our second tablet manufacturer whose facility was approved by the FDA for manufacture of our commercial Korlym tablets in November 2012.

See the discussion above in Note 1, ***Basis of Presentation and Summary of Significant Accounting Policies — Credit Risks and Concentrations,*** for a further discussion of the business risks and mitigation measures taken in regard to tablet manufacture.

Research and Development Agreements

In October 1998, we entered into an agreement with The Board of Trustees of Leland Stanford Junior University (Stanford) in which Stanford granted us an exclusive option to acquire an exclusive license for inventions and patents related to "Mifepristone for Psychotic Major Depression" and "Mifepristone and Alzheimer's Disease" owned by Stanford. ("Psychotic major depression" is referred to in this document as "psychotic depression"). In October 1999, we exercised our option to acquire an exclusive license to patents covering the use of glucocorticoid receptor antagonists for the treatment of psychotic depression, early dementia, and cocaine-induced psychosis, as specified in the license agreement. This license agreement expires upon the expiration of the related patents or upon notification by us to Stanford. In exchange for the license, we paid Stanford $47,000 and immediately issued 30,000 shares of our common stock to Stanford. We are further required to pay Stanford $50,000 per year as a nonrefundable royalty payment. The annual royalty payments are creditable against future royalties. We are also obligated to pay a $50,000 milestone upon filing of the first NDA by the FDA for mifepristone in one of the indications covered by the license and a $200,000 milestone upon FDA approval of the related drug. The milestone payments are also creditable against future royalties. We have expensed the $47,000 payment made up front, the $50,000 annual nonrefundable royalty payments paid to date and the value of the common stock issued to Stanford as research and development costs.

In 2003, we entered into a contract research agreement with Argenta Discovery Limited (Argenta) in which Argenta agreed to conduct research toward identifying a novel small molecule glucocorticoid receptor antagonist for the treatment of psychotic depression, Alzheimer's disease, and other metabolic and psychiatric disorders. We continued our relationship with Argenta through the end of 2011, requesting them to conduct research projects on a regular basis. Under the agreements with Argenta, we may be obligated to make milestone payments upon the occurrence of certain events, including: (i) $5,000 for patent filings related to products arising out of this agreement; (ii) $100,000 for each entry into a Phase 1 clinical trial of products arising out of this agreement; and (iii) $500,000 in respect of each first national regulatory approval of each product arising from work performed under the agreement, provided that sales of the product by us or any future licensees reach $5,000,000. These obligations remain in force after the conclusion of work under the agreement. In January 2012, we entered into a Master Services Agreement with Sygnature Discovery Limited, a contract research company located in the United Kingdom, which does not obligate us to any milestone payments.

During 2008, we entered into agreements for services in connection with our ongoing Phase 3 trial of psychotic depression with ICON Clinical Research, L.P. (ICON) and MedAvante, Inc. (MedAvante) to manage the trial and conduct patient screening and evaluation services. The total commitment under these initial agreements was $21.1 million. In June 2009, we amended the agreements to reduce the commitments by $5.0 million in accordance with the short-term reduction in the scope of activities under this trial. In December 2012, we further amended the agreements to reflect the increase in trial activities toward our goal of concluding trial enrolment by the end of 2013, increasing the total commitments by $2.5 million. The total commitment under these agreements, including amendments through 2012, is now estimated to be $18.6 million over the course of the trial. We expensed $10.4 million of these costs through December 31, 2012, with the remainder to be incurred over the course of the trial. Under the master services agreements with these vendors, the project contracts may be terminated upon thirty to sixty days notice. If terminated early, we would be responsible for the costs incurred by the vendors through the effective date of termination plus cancellation charges as stipulated in the agreements.

3. Fair Value of Financial Instruments

As of December 31, 2012 and 2011, we had invested our financial assets in a money market fund that can be converted to cash at par on demand. We measured these funds, which totaled $92.5 million and $39.0 million as of December 31, 2012 and 2011, respectively, at fair value, which approximates cost, as of the respective dates and classified them as Level 1 assets in the fair value hierarchy for financial assets.

All cash equivalents and short-term investments held as of December 31, 2012 and 2011 were in active markets and valued based upon their quoted prices.

4. Financial Instruments

The following tables present a summary of cash and cash equivalents. All amounts are in thousands.

	Cost	Unrealized Gain	Unrealized Loss	Fair Value
December 31, 2012				
Cash	$ 579	$—	$—	$ 579
Money market fund	92,453	—	—	92,453
	$93,032	$—	$—	$93,032
Reported as:				
Cash and cash equivalents	$93,032	$—	$—	$93,032

	Cost	Unrealized Gain	Unrealized Loss	Fair Value
December 31, 2011				
Cash	$ 659	$—	$—	$ 659
Money market fund	38,976	—	—	38,976
	$39,635	$—	$—	$39,635
Reported as:				
Cash and cash equivalents	$39,635	$—	$—	$39,635

As of December 31, 2012 and 2011, all cash and cash equivalents were classified as available-for-sale securities. We did not invest in mortgage-backed securities or auction rate securities at any time during 2012 or 2011. We did not recognize any realized gains or losses on sales of available-for-sale investments for any period presented.

5. Composition of Certain Balance Sheet Items

Inventory

The following tables present the composition of inventory as of December 31, 2012.

	December 31, 2012
	(in thousands)
Raw materials	$ 3,478
Work in progress	1,165
Finished goods	20
Total inventory	4,663
Less strategic inventory classified as non-current	(3,810)
Total inventory classified as current	$ 853

The finished goods inventory as of December 31, 2012 consists of tablets that were manufactured prior to FDA approval. The inventory value for this material includes only the costs of bottling, packaging and labeling as the costs of raw materials and tablet manufacture were expensed prior to approval. As we had no product approved by the FDA as of December 31, 2011, we had no inventory on our balance sheet as of that date.

In order to be prepared for potential demand for Korlym and because we had single-source manufacturers of both the API for Korlym and Korlym tablets prior to the approval by the FDA of our second tablet manufacturer in November 2012, we have invested in inventory of both of these materials. Inventory amounts that are not expected to be consumed within twelve months following the balance sheet date are referred to as "Strategic Inventory" and classified as a noncurrent asset.

Property and Equipment

Property and equipment consists of the following:

	December 31, 2012	December 31, 2011
	(in thousands)	
Furniture and equipment	$157	$ 67
Vehicles	41	—
Software	15	9
Leasehold improvements	14	—
	227	76
Less: accumulated depreciation	(77)	(50)
	$150	$ 26

Other Accrued Liabilities

Other accrued liabilities consisted of the following:

	December 31, 2012	December 31, 2011
	(in thousands)	
Professional fees	$311	$292
Commercialization costs	159	80
Government rebates	78	—
Legal fees	31	46
Manufacturing costs	7	78
Other	109	37
	$695	$533

6. Long-Term Obligation

As discussed in Note 1, ***Basis of Presentation and Summary of Significant Accounting Policies, Long-term Obligation***, in August 2012, we entered into a Financing Agreement with Biopharma under which we received $30 million from Biopharma. In return, we are obligated to make payments, calculated as a percentage of our net sales of Korlym, any future mifepristone-based products, our selective GR-II antagonists (together referred to as Covered Products) and any upfront, milestone or other contingent payments with respect to Covered Products. Biopharma's right to receive payments will expire once it has received cumulative payments of $45 million.

Under the terms of the Financing Agreement, our payments are entirely variable, with no fixed minimums. If there are no net sales, upfront, milestone or other contingent payments in a period with respect to Covered Products, then no payment will be due for that period.

We are obligated to make payments as follows:

- 20 percent of our net product sales of Covered Products, beginning with the calendar quarter ending June 30, 2013, subject to quarterly payment caps of $2,250,000 during 2013, $3,000,000 during 2014, and $3,750,000 during 2015. There is no quarterly cap on payments with respect to net product sales in 2016 and later.

- 20 percent of payments received for upfront, milestone or other contingent fees under co-promotion and out-license agreements for Covered Products (without application of quarterly caps), provided however, that any amounts received under such agreements after the transaction's effective date of August 2, 2012 but before June 30, 2013 would be deferred and made simultaneously with the payment for the calendar quarter ending June 30, 2013.
- The percentage used to calculate our payments to Biopharma would increase to 50 percent and any applicable payment caps would lapse if we (i) fail to provide Biopharma with certain information regarding our promotion and sales of Covered Products, (ii) do not devote a commercially reasonable amount of resources to the promotion and marketing of the Covered Products or (iii) violate the indebtedness covenant by incurring indebtedness greater than the sum of earnings before interest, taxes, depreciation and amortization, including such items as non-cash stock-based compensation, (EBITDA) for the four calendar quarters preceding such incurrence and, in each case, fail to cure within the applicable cure period.
- Upon the occurrence of a Corcept change of control transaction or the licensing of Korlym to a third-party for promotion and sale in the United States, the entire $45 million, less any amounts already paid by us, would become due.

To secure our obligations in connection with this Financing Agreement, we granted Biopharma a security interest in our rights in patents, trademarks, trade names, domain names, copyrights, know-how and regulatory approvals related to the Covered Products, all books and records relating to the foregoing and all proceeds of the foregoing (together, the Collateral). If we (i) fail to deliver a royalty payment when due and do not remedy that failure within 30 days, (ii) fail to maintain a first-priority perfected security interest in the Collateral in the United States and do not remedy that failure within five business days of receiving notice of such failure or (iii) become subject to an event of bankruptcy, then Biopharma may attempt to recover up to $45 million (after deducting any payments we have already made). In addition, pursuant to this agreement, we are not allowed to pay a dividend or other cash distribution, unless we will have cash and cash equivalents in excess of $50 million after such payment.

The cash payment of $30 million received from Biopharma was recorded as a long-term obligation at issuance. As discussed in Note 1, ***Basis of Presentation and Summary of Significant Accounting Policies, Long-term Obligation***, we have made an estimate of the timing of payments during the term of this agreement for purposes of calculating the expected rate of return to Biopharma, the accretion of related interest expense and the current portion of our obligation. Interest expense of $1.7 million for the period from August 16, 2012, the date of funding of the Financing Agreement, through December 31, 2012, is calculated using the effective interest method based on the internal interest rate to Biopharma that would result from this assumed payment stream. Korlym has only been marketed since April 2012 and the magnitude and timing of Korlym revenue is difficult to predict. Therefore, these estimates and assumptions are subject to significant variability and are likely to change as we gain experience marketing Korlym. The timing of payment amounts will be based on actual Korlym Receipts recorded in the financial statements over the term of this agreement and may differ from these estimates. While changes in the timing of Korlym revenue may affect the timing of recognition of interest expense and the split between the current and long-term portions of the obligation at any balance sheet date, the aggregate amount to be repaid to Biopharma is fixed.

The carrying value of the long-term obligation at December 31, 2012, including accreted interest of $1.7 million, was $31.7 million. Under the Financing Agreement, our first payment to Biopharma will not be due until July 2013. The long-term obligation, including accrued interest, is presented on the balance sheet as of December 31, 2012 in two components; the Long-term obligation — current portion of $2,650,000, which equates to the estimated amount due under the agreement to be paid within twelve months following that date, and the remaining $29,030,000, which is included in Long-term obligation, net of current portion.

We capitalized $140,000 of issuance costs related to the Financing Agreement, which are being amortized over the estimated term of the obligation, based on the assumptions discussed above. At December 31, 2012, the unamortized issuance costs were $124,000, and are included in other assets on our balance sheet.

The estimated fair value of the long-term obligation, as measured using Level 3 inputs, approximates the carrying amounts as presented on the balance sheet as of December 31, 2012.

The following table provides a summary of the payment obligations under the Financing Agreement as of December 31, 2012, utilizing the payment assumptions discussed above.

	(in thousands)
Total repayment obligation	$ 45,000
Less interest to be accreted in future periods	(13,320)
Less current portion, as of December 31, 2012	(2,650)
Long-term obligation net of current portion, as of December 31, 2012	$ 29,030

7. Lease Obligations

As of June 27, 2012, we signed an amendment to the lease for our office space that reflected an expansion of the space and extended our occupancy through December 2013. At December 31, 2012, the remaining minimum rental payments under this operating lease were $428,000. The amended lease provides us with an option to extend the lease for one additional year.

Rent expense amounted to $360,000, $285,000, and $250,000, for the years ended December 31, 2012, 2011 and 2010, respectively.

8. Related Party Transactions

See discussion below in Note 9, ***Preferred Stock and Stockholders' Equity,*** under the captions **Stockholder Notes Receivable** and **Common Stock,** regarding the sale of securities in March 2012 to various investors, including members of our Board of Directors and related entities, and a Note Receivable from one of our officers.

9. Preferred Stock and Stockholders' Equity

Preferred Stock

The board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue up to an aggregate of 10,000,000 shares of preferred stock at $0.001 par value in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. The rights of the holders of common stock will be subject to the rights of holders of any preferred stock that may be issued in the future.

As of December 31, 2012 and 2011, we had no outstanding shares of preferred stock.

Common Stock

Increase in number of authorized shares of common stock

On June 13, 2012, our stockholders approved an amendment to our Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 140.0 million to 280.0 million shares at a par value of $0.001 per share. This amendment was filed with the Delaware Secretary of State on June 14, 2012 and became effective as of that date. Holders of common stock are entitled to one vote per share on all matters to be voted upon by our stockholders.

Significant Stock transactions

The following paragraphs describe significant transactions relating to the sale and issuance of common stock and the exercise and issuance of warrants during the years ended December 31, 2012, 2011 and 2010. Information regarding the issuance of common stock upon the exercise of stock options is discussed below under the caption, **Stock Option Plans.**

Transactions during 2012

On March 29, 2012, we issued approximately 4.2 million shares of our common stock upon the exercise of warrants that we had issued in a private placement transaction in April 2010 at an exercise price of $2.96 per share and sold new warrants to the same investors to purchase approximately 4.2 million shares of common stock at an exercise price of $4.05 per share. The new warrants are exercisable through March 29, 2015. We generated net proceeds in these transactions of $12.8 million, after the deduction of issuance costs. Venture capital funds, trusts and other entities affiliated with members of our Board of Directors purchased approximately 40 percent of the securities sold in this transaction, with the remainder being purchased by other qualified investors.

On July 6, 2012, we sold 11.0 million shares of our common stock in an underwritten public offering at a price to the public of $4.49 per share, generating net proceeds of $46.1 million after deducting expenses of the offering.

During the year ended December 31, 2012, investors exercised additional warrants for the purchase of our common stock with exercise prices ranging from $1.66 to $2.96 per share. As a result, we issued an aggregate of approximately 216,000 shares of common stock and generated aggregate proceeds of $470,000.

Transactions during 2011

On January 26, 2011, we sold 11.5 million shares of our common stock in an underwritten public offering at a price to the public of $3.90 per share for aggregate net proceeds of $41.8 million after deducting the underwriter's discount and commissions and other expenses of the offering. Longitude Venture Partners, L.P. purchased 750,000 (approximately 6.5%) of the shares sold in this transaction. Patrick Enright, who is a member of our board of directors, is a managing member of Longitude Capital Partners, LLC, the general partner of Longitude Venture Partners, L.P.

On July 13, 2011, we issued 80,991 shares of common stock to an investor upon the exercise of warrants that had been issued in our April 2010 warrant transaction and our March 2008 financing, for an average exercise price of $2.85 per share, receiving aggregate proceeds of $231,000.

Transactions during 2010

On April 21, 2010, we issued approximately 4.3 million shares of our common stock upon the exercise of warrants that had been issued in a private placement transaction in October 2009 at their exercise price of $1.66 per share and sold new warrants to the same investors to purchase a total of approximately 4.3 million shares of our common stock, which we refer to as the April 2010 Warrant Exchange. The warrants were originally exercisable through April 21, 2013 at an exercise price of $2.96 per share. The total net proceeds generated in this transaction were $7.5 million, after the deduction of issuance costs. Approximately 40% of the securities sold in this transaction were purchased by venture capital funds, trusts and other entities affiliated with members of our Board of Directors, with the remainder being purchased by other qualified investors. As discussed above under the subcaption, *Transactions during 2012,* the warrants issued in this April 2010 transaction were exercised on March 29, 2012.

On June 30, 2010, we sold 5.0 million shares of our common stock in an underwritten public offering at a price to the public of $3.00 per share for aggregate net proceeds of $13.8 million after deducting the underwriter's discount and commissions and other expenses of the offering.

During 2010, we also sold an aggregate of 518,639 shares of common stock to Kingsbridge Capital Limited (Kingsbridge) under the Committed Equity Financing Facility (CEFF) at an average price of $3.13 per share, for net proceeds of $1.6 million. There were no underwriting discounts or commissions paid in connection with the CEFF sales and the transaction costs were immaterial.

Committed Equity Financing Facility

Effective August 7, 2012, we terminated our CEFF with Kingsbridge. The termination of the CEFF has no effect on the warrant that was issued to Kingsbridge for 330,000 shares of our common stock, which can be exercised at any time through September 25, 2013 for an exercise price of $3.525 per share. Also, under the registration rights agreement issued in connection with the CEFF, we are required to continue to use commercially reasonable efforts to maintain the effectiveness of the registration statement covering the shares sold under this agreement and to be issued upon the exercise of the warrant for a period of up to two years following the termination of the CEFF, subject to earlier termination on certain events. If we do not fulfill certain of our obligations under the registration rights agreement, we will be required to pay liquidated damages to Kingsbridge. No separate contingent obligation has been recorded as no liquidated damages have become probable of payment. In June 2008, the SEC declared effective our registration statement covering the resale of the 330,000 shares issuable upon the exercise of the warrant.

Registration Rights related to March 2008 Financing

In March 2008, we sold approximately 8.9 million shares of our common stock and warrants to purchase approximately 4.5 million shares of our common stock in a private placement (the March 2008 Financing). The registration rights agreement covering securities issued in the March 2008 Financing provides that if we do not fulfill certain of our obligations under the registration rights agreement, we will be required to pay liquidated damages to the holders of the shares and warrants. We filed the registration statement covering the resale of the shares sold and shares underlying the warrants sold in this transaction with the Securities and Exchange Commission (SEC) on April 11, 2008, and it was declared effective by the SEC on November 10, 2008. During 2008, we recorded $1.3 million in liquidated damages to other non-operating expense because of the delay in the effectiveness of the registration statement, which represented approximately 5% of the purchase price. No separate contingent obligation has been recorded since that time as no additional liquidated damages have become probable of payment.

No dividends have been declared or paid by us.

Shares of common stock reserved for future issuance as of December 31, 2012 are as follows:

	(in thousands)
Common stock:	
Exercise of outstanding options	11,626
Exercise of warrants	8,904
Shares available for grant under stock option plans	4,055
	24,585

On January 30, 2013, our Board of Directors authorized an increase of 3,992,570 shares in the number of shares available under the 2012 Plan, which was equivalent to 4% of the shares of our common stock outstanding as of December 31, 2012, pursuant to the terms of the 2012 Plan.

Stock Option Plans

We have three stock option plans—the 2000 Stock Option Plan (the 2000 Plan), the 2004 Equity Incentive Plan (the 2004 Plan) and the 2012 Incentive Award Plan (the 2012 Plan). As of December 31, 2012, all option grants under the 2000 Plan were fully vested and grants covering approximately 214,000 shares remained outstanding with contractual lives expiring through March 2014.

In 2004, our board of directors and stockholders approved the 2004 Plan, which became effective upon the completion of our Initial Public Offering (IPO), after which time, no additional options have been or will be issued under the 2000 Plan. Under the 2004 Plan, options, stock purchase and stock appreciation rights and restricted stock awards can be issued to our employees, officers, directors and consultants. The 2004 Plan provided that the exercise price for incentive stock options will be no less than 100% of the fair value of the Company's common stock, as of the date of grant. Options granted under the 2004 Plan vest over periods ranging from one to five years. The vesting period of the options is generally equivalent to the requisite service period. In November 2011, our Board of Directors authorized an increase in the shares available for issuance under the 2004 Plan equal to 4 percent of the shares of our common stock outstanding as of December 31, 2011, pursuant to the terms of the 2004 Plan. Accordingly, as of January 1, 2012, the shares available for issuance under the 2004 Plan increased by a total of 3,369,249 shares.

In February 2012, our Board of Directors and stockholders approved the 2012 Plan, which became effective upon its approval at our Annual Meeting of Stockholders on June 13, 2012. As of the effective date of the 2012 Plan, approximately 5.3 million shares that remained available for issuance of new grants under the 2004 Plan were transferred to the 2012 Plan. After that date, no additional options were or will be issued under the 2004 Plan. Vested options under the 2000 Plan and the 2004 Plan that are not exercised within the remaining contractual life and any options under the 2004 Plan that do not vest because of terminations after the effective date of the 2012 Plan will be added to the pool of shares available for future grants under the 2012 Plan.

Under the 2012 Plan, we can issue options, stock purchase and stock appreciation rights and restricted stock awards to our employees, officers, directors and consultants. The 2012 Plan provides that the exercise price for incentive stock options will be no less than 100 percent of the fair value of our common stock, as of the date of grant. Options granted under the 2012 Plan are expected to vest over periods ranging from one to four years. We expect the vesting period of the options that we grant under the 2012 Plan to be generally equivalent to the requisite service period.

Upon exercise of options, new shares are issued.

As of December 31, 2012, 4,054,507 shares remained available for future grants under the 2012 Plan. See discussion above under **Common Stock** regarding an additional increase to the shares available for grant under the 2012 Plan that was authorized by the Board of Directors in January 2013.

Option activity during 2010, 2011 and 2012

The following table summarizes all stock plan activity:

		Outstanding Options			
	Shares Available For Future Grant	Shares Subject to Options Outstanding	Weighted-Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(in thousands)	*(in thousands)*		*(in years)*	*(in thousands)*
Balance at December 31, 2009	201	7,347	$ 2.28		
Increase in shares authorized for grant	2,499	—	—		
Shares granted	(838)	838	$ 3.40		
Shares exercised	—	(124)	$ 1.22		
Shares cancelled and forfeited under 2000 Plan	—	(13)	$15.00		
Shares cancelled and forfeited under 2004 Plan	87	(87)	$ 2.26		
Balance at December 31, 2010	1,949	7,961	$ 2.40		
Increase in shares authorized for grant	2,896	—	—		
Shares granted	(2,825)	2,825	$ 3.97		
Shares exercised	—	(246)	$ 1.51		
Shares cancelled and forfeited under 2000 Plan	—	(1)	$ 0.10		
Shares cancelled and forfeited under 2004 Plan	231	(231)	$ 1.72		
Balance at December 31, 2011	2,251	10,308	$ 2.86		
Increase in shares authorized for grant	3,369	—	—		
Shares granted	(1,695)	1,695	$ 3.26		
Shares exercised	—	(165)	$ 1.91		
Shares expired under 2000 Plan	11	(93)	$ 7.00		
Shares cancelled and forfeited under 2004 and 2012 Plans	119	(119)	$ 3.26		
Balance at December 31, 2012	4,055	11,626	$ 2.90	6.6	$711
Options exercisable at December 31, 2012		8,198	$ 2.66	4.3	$696
Options fully vested and expected to vest at December 31, 2012		11,626	$ 2.90	6.6	$711

All stock option grants vest solely based upon continuing service, with the exception of the following awards with performance-based vesting criteria: 1) an award to a consultant of 50,000 shares that vested in its entirety on the filing by the FDA of our NDA for Korlym in June 2011, 2) awards to Joseph K. Belanoff, our Chief Executive Officer, and Robert L. Roe, our President, of 500,000 shares and 350,000 shares, respectively, that vested in their entirety upon the receipt of approval of the Korlym NDA in February 2012, and 3) an award to a consultant for 10,000 shares that vested upon issuance in December 2012 due to the completion of the required services.

The total intrinsic value of options exercised during the years ended December 31, 2012, 2011 and 2010 was $303,000, $702,000 and $250,000, respectively, based on the difference between the closing price of our common stock on the date of exercise of the options and the exercise price.

The total grant date fair value of options to employees and directors that vested during the years ended December 31, 2012, 2011 and 2010 was $5.0 million, $2.8 million and $1.9 million, respectively.

The following is a summary of options outstanding and options exercisable at December 31, 2012.

	Options Outstanding				Options Exercisable		
Exercise Prices Of Options	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
	(in thousands)	(in years)		(in thousands)	(in thousands)		(in thousands)
$0.96 - $ 1.25	2,363	6.2	$1.13	$711	2,302	$1.13	$696
$1.26 - $ 3.50	4,718	6.4	$2.12	—	3,308	$1.93	—
$3.51 - $ 5.00	4,111	7.5	$4.23	—	2,154	$4.27	—
$5.01 - $ 14.50	434	1.3	$8.29	—	434	$8.29	—
	11,626	6.6	$2.90	$711	8,198	$2.66	$696

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value that option holders would have received had all option holders exercised their options on December 31, 2012. The aggregate intrinsic value is the difference between our closing stock price on December 31, 2012 and the exercise price, multiplied by the number of in-the-money options.

Stock-Based Compensation related to Employee and Director Options

Assumptions used in determining fair value-based measurements for options to employees and directors

The following table summarizes the weighted-average assumptions and resultant fair value-based measurements for options granted to employees and directors.

	Year Ended December 31,		
	2012	2011	2010
Weighted-average assumptions for stock options granted:			
Risk-free interest rate	1.06%	2.65%	1.83%
Expected term	6.7 years	8.9 years	5.9 years
Expected volatility of stock price	86.6%	90.0%	96.3%
Dividend rate	0%	0%	0%
Weighted average grant date fair value-based measurement	$ 2.41	$ 3.29	$ 2.68

For options granted from January 1, 2006 through September 2009, the expected term used in determining the fair value was based on the "simplified" method prescribed by the SEC, and considers the weighted-average of the vesting period and contractual life of the options. For options granted since September 2009, the expected term has been based on a formula that considers the expected service period and expected post-vesting termination behavior differentiated by whether the grantee is an employee, an officer or a director.

The expected volatility of our stock used in determining the fair value-based measurement of option grants to employees, officers and directors is based on a weighted-average combination of the volatility of our own stock price and that of a group of peer companies for those grants with expected terms longer than the period of time that we have been a public company. For stock options granted to employees with expected terms of less than the period of time that we have been a public company, the volatility is based on historical data of the price for our common stock for periods of time equivalent to the expected term of these grants.

Since we have a limited employee base and have experienced minimal turnover, we do not apply a forfeiture rate. When an employee terminates, we will record a change in accounting estimate that represents the difference between the expense recorded in the financial statements and the expense that would have been recorded based upon the rights to options that vested during the individual's service as an employee.

Summary of compensation expense related to options to employees and directors

We recognized compensation expense of $5.1 million, $3.0 million and $1.9 million, related to options to employees and directors during the years ended December 31, 2012, 2011 and 2010, respectively. The data for the year ended December 31, 2012 includes $1.3 million of expense related to performance-based option awards to officers that vested upon the FDA approval of Korlym in February 2012, which is classified as selling, general and administrative expense.

As of December 31, 2012, we had $8.9 million of unrecognized compensation expense for employee and director options outstanding as of that date, which had a remaining weighted-average vesting period of 2.7 years.

Stock Options to Consultants

We expense stock-based compensation related to service-based option grants to non-employees on a straight line basis over the vesting period of the options, which approximates the period over which the related services are rendered, based on the fair value-based measurement of the options using the Black-Scholes option pricing model. The assumptions used in these calculations are similar to those used for the determination of fair value-based measurement for options granted to employees and directors, with the exception that, for non-employee options, the remaining contractual term is utilized as the expected term of the option and the fair value-based measurement related to unvested non-employee options is re-measured quarterly, based on the then current stock price as reflected on the NASDAQ Capital Market. For options with performance-based vesting criteria, we recognize expense based on the minimum number of shares that will vest over time as the criteria are met based on the Black-Scholes valuation of the vested shares.

We recorded charges to expense for stock options granted to consultants of $208,000, $419,000, and $169,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

As of December 31, 2012, all options that had been granted to consultants were fully vested.

CORCEPT THERAPEUTICS INCORPORATED

NOTES TO FINANCIAL STATEMENTS, Continued

Summary of Stock-based Compensation Expense

The following table presents a summary of non-cash stock-based compensation by financial statement classification.

	Year ended December 31,		
	2012	2011	2010
		(in thousands)	
Research and development expense	$ 546	$ 547	$ 220
Selling, general and administrative expense	4,764	2,888	1,896
Total	$5,310	$3,435	$2,116

Stockholder Notes Receivable

In 2001, we recorded notes receivable from stockholders in the aggregate amount of $438,165 in connection with the exercise of options issued under the 2000 Plan to purchase 585,000 shares of common stock. The notes were secured by the related shares of common stock and were full recourse notes, with interest compounded annually at the rate of 6.5% per year. As of December 31, 2011, all amounts of principal and interest related to these notes had been paid.

Warrants

Outstanding warrants at December 31, 2012 were as follows:

	Number of shares	Exercise Price	Expiration Date
March 2008 Financing	4,371,478	$ 2.77	3/25/15
Kingsbridge CEFF	330,000	$3.525	9/25/13
March 2012 Warrant Exchange	4,202,443	$ 4.05	3/29/15
Total warrants outstanding	8,903,921		

10. Other Income

In June 2010, we received a payment of $750,000 in connection with the favorable settlement of a lawsuit. This is the full amount due to us in settlement of this matter.

In November 2010, we received grants totaling $733,438 from the United States Treasury's Therapeutic Discovery Project Grant program. This represented the maximum available grant of $244,479 for each of our three clinical programs.

11. Net Loss Per Share

Basic and diluted net loss per share is computed by dividing the net loss by the weighted-average number of common shares outstanding during the period. The computation of net loss per share for each period, including the number of weighted-average shares outstanding, is shown on the face of the statements of comprehensive loss.

We have excluded the impact of common stock equivalents relating to shares underlying outstanding stock option grants and warrants from the calculation of diluted net loss per common share because all such securities are antidilutive for all periods presented.

The following table presents information on securities outstanding as of the end of each period that could potentially dilute the per share data in the future.

	December 31,		
	2012	2011	2010
		(in thousands)	
Stock options outstanding	11,626	10,308	7,961
Warrants outstanding	8,904	9,119	9,200
Total	20,530	19,427	17,161

12. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets are as follows:

	December 31,	
	2012	2011
	(in thousands)	
Deferred tax assets:		
Federal and state net operating losses	$ 45,954	$ 45,796
Capitalized research and patent costs	22,631	24,318
Biopharma Financing Agreement	12,108	—
Stock-based compensation costs	4,320	3,056
Research credits	19,236	17,078
Total deferred tax assets	104,249	90,248
Valuation allowance	(104,249)	(90,248)
Net deferred tax assets	$ —	$ —

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $14.0 million, $16.0 million and $13.5 million for the years ended December 31, 2012, 2011 and 2010, respectively.

At December 31, 2012 we had net operating loss carryforwards available to offset any future taxable income that we may generate for federal income tax purposes of $116.2 million, which expire in the years 2019 through 2032, and California net operating loss carryforwards of $110.6 million, which expire in the years 2013 through 2032. We also had federal and California research and development tax credits of $17.9 million and $2.0 million, respectively. The federal research credits will expire in the years 2019 through 2032 and the California research credits have no expiration date. Our deferred tax assets have been offset by a full valuation allowance as the realization of such assets is uncertain. Utilization of our net operating losses and tax credit carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such limitations could result in the expiration of the net operating losses and tax credit carryforwards before utilization.

All tax years from inception remain open to examination by the Internal Revenue Service and the California Franchise Tax Board until such time as the net operating losses and research credits are either fully utilized or expire.

The following table presents a reconciliation from the statutory federal income tax rate to the effective rate.

	Year ended December 31,		
	2012	2011	2010
		(in thousands)	
U.S. federal taxes (benefit) at statutory rate	$(12,936)	$(11,000)	$(8,828)
Unutilized, net operating loss	11,663	8,588	7,208
Non-deductible offset of Orphan Drug Credit	827	2,119	1,671
Non-deductible stock based compensation	404	280	189
Research & development grants under Section 48D	—	—	(249)
Other	42	13	9
Total	$ —	$ —	$ —

13. Commitments

We have entered into a number of agreements to conduct clinical trials and pre-clinical studies for further development of our lead product, Korlym, and our proprietary, selective GR-II antagonists. See the discussion in Note 2, ***Significant Agreements*** for further discussion regarding the commitments under these agreements.

In the ordinary course of our business, we make certain indemnities, commitments and guarantees under which we may be required to make payments in relation to certain transactions. These include indemnities of clinical investigators and contract research organizations involved in the development of our clinical stage product candidates, indemnities of contract manufacturers and indemnities to our directors and officers to the maximum extent permitted under the laws of the State of Delaware. The duration of these indemnities, commitments and guarantees varies, and in certain cases, is indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments that we could be obligated to make. We have not recorded any liability for these indemnities, commitments and guarantees in the accompanying balance sheets. However, we would accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable. No such losses have been recorded to date.

14. Quarterly Financial Data (Unaudited)

The following table is in thousands, except per share amounts:

Quarter Ended	March 31	June 30	September 30	December 31
2012				
Product sales, net	$ —	$ 875	$ 1,055	$ 1,377
Gross profit on product sales	—	827	1,031	1,358
Net loss	(11,034)	(7,597)	(8,293)	(11,124)
Basic and diluted net loss per share	(0.13)	(0.09)	(0.08)	(0.11)
2011				
Net loss	(7,101)	(8,882)	(6,435)	(9,936)
Basic and diluted net loss per share	(0.09)	(0.11)	(0.08)	(0.12)

The table above does not reflect data for product sales and gross profit during any quarters of 2011 or for the quarter ended March 31, 2012 as we began commercial sales of our first product in April 2012.

Corporate Information

CORPORATE HEADQUARTERS

149 Commonwealth Drive
Menlo Park, CA 94025
Tel: (650) 327-3270
Fax: (650) 327-3218
Web site: www.corcept.com

COUNSEL

Latham & Watkins, LLP
Menlo Park, CA

INDEPENDENT AUDITORS

Ernst & Young, LLP
Redwood City, CA

ANNUAL SHAREHOLDERS' MEETING

The annual meeting of stockholders will be held at 8:00 a.m. local time on May 17, 2013 at Corcept Therapeutics Incorporated, 149 Commonwealth Drive, Menlo Park, CA.

INVESTOR AND FINANCIAL INFORMATION

Recent press releases and other Corcept Therapeutics information, including Form 10-K as filed with the Securities and Exchange Commission, are available without charge on Corcept Therapeutics website at www.corcept.com, or upon written request to:

INVESTOR RELATIONS

Corcept Therapeutics
149 Commonwealth Drive
Menlo Park, CA 94025
650-327-3270
Email: IR@corcept.com

TRANSFER AGENT

Continental Stock Transfer & Trust Company
New York, NY

Statements included in this Annual Report that are not a description of historical facts may be forward-looking statements. The inclusion of forward-looking statements should not be regarded as a representation by Corcept that any of its plans will be achieved. Actual results may differ materially from those set forth in this Annual Report due to the risks and uncertainties inherent in Corcept's business including, without limitation, statements regarding the commercialization of Korlym and the timing and results of Corcept's development program. All forward-looking statements are qualified in their entirety by this cautionary statement and Corcept undertakes no obligation to revise or update this Annual Report to reflect events or circumstances after the date hereof.